2009 Annual Report


10010931

THINK POWERFULLY

EATON

Powering Business Worldwide

STAY FOCUSED

The demand for more reliable, efficient and sustainable forms of energy has never been greater – or more urgent. The people of Eaton are answering that demand by "thinking powerfully" – delivering innovative power management solutions that not only improve our customers' businesses, but also help improve the world.

Eaton Corporation is a diversified power management company with 2009 sales of $11.9 billion. Eaton is a global technology leader in electrical components and systems for power quality, distribution and control; hydraulics components, systems and services for industrial and mobile equipment; aerospace fuel, hydraulics and pneumatic systems for commercial and military use; and truck and automotive drivetrain and powertrain systems for performance, fuel economy and safety. Eaton has approximately 70,000 employees and sells products to customers in more than 150 countries. For more information, visit www.eaton.com.

FINANCIAL HIGHLIGHTS

NET SALES (Billions of dollars)

OPERATING EARNINGS PER COMMON SHARE (Dollars)



10.9
12.2
13.0
15.4
11.9
2005 2006 2007 2008 2009
5.38
6.39
6.90
6.83
2.59
2005 2006 2007 2008 2009

CASH FLOW FROM OPERATIONS (Billions of dollars)



1.135
1.431
1.158
1.441
1.408
2005 2006 2007 2008 2009

NET-DEBT-TO-TOTAL-CAPITAL RATIO (Percentage)



36.0%
30.5%
34.9%
37.2%
28.4%
2005 2006 2007 2008 2009

	AS REPORTED		ON AN OPERATING BASIS	
	2009	2008	**2009**	2008
(Millions except for per share data)				
Continuing operations				
Net sales	$11,873	$15,376	$11,873	$15,376
Income before income taxes	303	1,140	385	1,217
Income after income taxes	$ 385	$ 1,067	$ 439	$ 1,118
Income from discontinued operations		3		3
Net income	$ 385	$ 1,070	$ 439	$ 1,121
Adjustment of net income for noncontrolling interests	(2)	(12)	(2)	(12)
Net income attributable to common shareholders	$ 383	$ 1,058	$ 437	$ 1,109
Net income per common share–diluted				
Continuing operations	$ 2.27	$ 6.50	$ 2.59	$ 6.81
Discontinued operations		.02		.02
Total	$ 2.27	$ 6.52	$ 2.59	$ 6.83
Average number of common shares outstanding–diluted	167.9	162.3		
Cash dividends paid per common share	$ 2.00	$ 2.00		
Total assets	$16,282	$16,655		
Total debt	3,467	4,271		
Eaton shareholders' equity	6,777	6,317		

Results on an "operating basis" exclude pretax charges for acquisition integration actions of $82 in 2009 ($54 after-tax, or $.32 per common share) and $77 in 2008 ($51 after-tax, or $.31 per share).

COMPANY STOCK PERFORMANCE



Eaton
S&P 1500 Industrial Machinery Index
S&P 500 Index
$400
$350
$300
$250
$200
$150
$100
$50
$0
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

The above graph compares the cumulative total return to shareholders for Eaton, the S&P 500 Index, and the S&P 1500 Industrial Machinery Index on an initial $100 investment over the time period 2000 through 2009. The shareholder returns reflected on the graph assume dividends were reinvested as of the ex-dividend date.



TAKE CHARGE

We responded quickly and effectively to the economic downturn, reducing our cost structure and improving our liquidity, while continuing to invest for future growth. Eaton provides the power management solutions that businesses need today—and the energy-efficient innovations that are helping to shape tomorrow.

To Our Shareholders:

2009 was one of the most challenging years we have ever faced. World GDP declined for the first time since World War II. The global liquidity crisis had a severe impact on every one of our product and geographic markets. Companies and consumers simultaneously cut back on spending, creating a nearly catastrophic spiral of declining confidence and demand.

In times like these, it is not uncommon for companies to lose their confidence, their purpose, their willingness to take creative risk and their commitment to make a difference in their community. That's far from the case at Eaton, as our people demonstrated the courage, will and spirit to continue to move forward, to innovate and to make a difference every day.

Eaton employees around the world did what was most important—they stayed focused, they lived our values and they dedicated themselves to "thinking powerfully" to solve the crucial needs of our customers. Because of their extraordinary efforts, we ended the year far stronger than anyone expected—and in a far better competitive position.

Even within our muted view of global economic recovery, I believe our opportunities will be enormous over the coming years. As a diversified power management company, Eaton is positioned to address one of the most important challenges of our times—reducing the rising cost and environmental impact of the world's insatiable energy demands.

Enhancing Liquidity—Investing for Growth

The rapid decline in our end markets that began during the fourth quarter of 2008 continued in 2009. In total, we estimate that our end markets shrank by 21 percent during 2009, compared to an average 6 percent growth over the previous three years.

To counteract this steep downturn, we acted swiftly to significantly adjust our cost structure, bolster our financial position and protect shareholder value. This included making the tough decision to reduce our employment and reduce base salaries through the use of unpaid leaves of absence for Eaton employees. In addition, we reassigned tasks, reengineered processes, created new ways of doing business and, most importantly, worked to understand how the calamitous changes in demand had changed the value propositions for our customers.

At the same time, we continued to invest aggressively in the development of new power management technologies, innovations and capabilities—many of which are showcased on the pages that follow this letter. Eaton teams worked collaboratively with customers to earn larger shares of their business, so that as global economic conditions improve, our business will rebound even more strongly.

As a result of these actions, we were able to maintain our profitability and strengthen our balance sheet during 2009 despite the weak economic environment. For the year, revenues declined 23 percent to $11.9 billion. Operating earnings per share totaled

We continue to expand our global presence


2009 sales by final destination
45%
55%
U.S.
International
22%
2009 sales by type of market
78%
Developing Economies
Developed Economies

$2.59, down 62 percent from the previous year. We finished the year strongly with $1.35 operating earnings per share in the fourth quarter. Additionally:

- Our sales, operating profit, operating margin and net income each improved sequentially during the second, third and fourth quarters.
- We paid off $750 million in debt and contributed $270 million to our pension plans, greatly strengthening our balance sheet.
- We generated an all-time record $1.2 billion in free cash from operations, the result of greater efficiencies in our working capital and prudent constraints on our capital expenditures.
- We maintained our dividend and attractive yield.
- Our all-in shareholder return of 34 percent compared favorably with all-in returns of the Dow Jones industrial average of 23 percent, the S&P 500 of 26 percent and the NASDAQ of 45 percent.
- Our employees improved their safety record by 32 percent, and more than 97 percent participated in our annual global employee survey.

At the same time, we continued to make significant strides in our own energy efficiency and sustainability performance (for more on this see pages 19 and 20). During the first quarter of 2010, we expanded that commitment by joining the Department of Energy's Save Energy Now LEADER program, pledging to reduce our energy use by 25 percent, indexed to sales, between 2006 and 2016.

Reaffirming Our Balanced Business Strategy

Eaton's power management businesses are not only diversified—they are balanced by their growth characteristics, geography and business cycle. This balanced strategy was key to our weathering the economic storm in 2009 and will continue to fuel our growth as conditions improve.

Business balance. We've dramatically increased our focus on faster-growing industries. In 2009, more than three-quarters of Eaton's sales and profits came from our Electrical, Hydraulics and Aerospace businesses.

Geographic balance. Eaton does business in more than 150 countries. During 2009, 55 percent of our revenues were driven by economies outside the United States—an important source of strength in an overall weak global economy. Since 22 percent of our revenues came from the developing economies of the world, we were able to benefit from demand in the countries leading the global recovery: China, India and Brazil.

Business-cycle balance. Eaton competes in early-, mid- and late-cycle industries, each responding earlier or later to changes in the economy. That was crucial in 2009, as our late-cycle businesses (Aerospace and the non-residential business within our Electrical segments) performed admirably, providing the revenue and earnings strength to help offset the negative results of our early-cycle businesses (Automotive, Truck and the residential business within our Electrical segments). Those same early-cycle businesses are now leading us out of the recession and we expect to see our mid-cycle businesses (Hydraulics, in particular) gather momentum as 2010 progresses.

A Closer Look at How Our Businesses Performed

Electrical. Eaton's Electrical business meets the growing demand of customers to improve the energy efficiency of their buildings, plants and infrastructure. We've now nearly fully integrated the major acquisitions we made in 2008, greatly expanding our technologies, capabilities, distribution channels and global reach. Our new power distribution and power quality products participated robustly in the rebound in the Asia-Pacific region. In Europe, greatly enhanced product and service capabilities have allowed us to support major customers' total electrical needs. And in the Americas, the Electrical business notched new records in profitability in spite of weakening end markets.

Hydraulics. End markets for our hydraulics products and services declined by one-third in 2009, as investments in machines and equipment were severely curtailed by the liquidity crunch. Our teams responded quickly to adjust our resources to the reduced demand. We continued to invest in the development of innovative "clean energy" technologies such as hydraulic hybrid powertrains

Our businesses are balanced through the economic cycle


No cycle
$1.9 billion in revenues
Electrical service, defense, filtration, aerospace aftermarket
16%
Early cycle
$3.9 billion in revenues
Residential electric, power quality (single-phase), heavy-duty truck, automotive
33%
2009 global cycle
23%
Late cycle
$2.7 billion in revenues
Commercial aerospace, nonresidential construction, large data centers
28%
Mid cycle
$3.4 billion in revenues
Hydraulics, industrial controls, medium-duty truck, mid-sized data centers

for commercial vehicles, as well as new products and services for fast-growing alternative energy applications, including wind power and hydropower.

Aerospace. Eaton helps aerospace customers meet their most demanding challenges, including reducing weight, increasing fuel efficiency and improving payload capabilities. During 2009, these capabilities helped us to win the contract to design and supply the hydraulics system for the new single-aisle MC-21 aircraft being developed in Russia, a project that aims to jumpstart that country's commercial aircraft business.

Truck. 2009 has been a challenging year in most truck markets around the world. In spite of the downdraft in this market, we have continued our active investment and success in hybrid powertrains (including a plug-in hybrid powertrain for commercial vehicles), in automated transmissions and in expanding our customer footprint in both India and China.

Automotive. The prospect of higher fuel prices is gaining momentum, and our fuel economy and emission reduction technologies are in demand. Our world-leading supercharger technology is being actively embraced in Europe and now Asia, with improving prospects in the Americas.

We Are Entering the "Power Management" Age

It is human nature to look to the future with optimism. We are all understandably hopeful that we have witnessed the bottom in the global recession. We look forward to a time when our markets have rebounded—and when economic conditions are more forgiving. But at the same time, we know that booming global economic conditions are still several years away, and that 2010 and perhaps 2011 are likely to be transition years.

Even so, I believe our opportunities for growth are tremendous, as we are positioned in the midst of one of the global megatrends of our times. The cost of energy extraction, distribution and utilization is going up. Most of the world's countries have adopted, or are in the midst of adopting, caps, fees, taxes or incentives to encourage the use of less energy and to lessen the environmental impact of the energy we do use. The cost of finding and extracting energy continues to increase.

Our customers are responding to these powerful forces. They recognize they need new power management technologies to help them improve their own sustainable business footprints and ensure they are using energy safely, efficiently and economically. And that is just what we provide! We are taking on our customers' most demanding problems—and solving them.

In 2010, we will continue to fulfill this promise, as we enter the year with the following expectations:

- Increase sales by 10 percent to $13 billion.
- Increase operating earnings per share by at least 50 percent, to $3.85 to $4.15 per share.
- Generate free cash flow of $600 million to $700 million.

A Final Word About Integrity and Values

The recession has tested the resolve of many organizations. Our commitment to being a *values-based* organization has remained constant and strong. In fact, this foundation has continued to provide a steady source of strength and confidence that has so long differentiated Eaton. We know that "doing business right" pays dividends both in the short term and the long term. It is why so many people have made Eaton their chosen employer and supplier. We have maintained our commitments to our customers, our suppliers, our employees and the communities in which we are fortunate to do business. To each, we owe our sincerest gratitude. On behalf of our entire Eaton team, thank you for your continued support.

Alexander M. Cutler
Chairman and Chief Executive Officer

New Eaton UPS technology delivers continuous, computer-grade power with virtually zero waste of electricity.

The high cost of operating data centers goes far beyond the hardware, software and labor. In fact, for many companies, energy is now the No. 1—and fastest growing—cost of information technology ownership. According to one leading resource, users can now expect $1 million of servers to consume $1.2 million of electricity over a three-year operating life.[1]

Eaton helps customers reduce these costs—and shrink the size of their carbon footprint—through our portfolio of industry-leading uninterruptible power system (UPS) solutions. Our 9395 UPS, for example, powered by our new Energy Saver System technology, operates at up to 99 percent efficiency, virtually eliminating the electrical losses of older UPS systems. The corresponding energy savings can pay for the 9395 in only three to five years, without sacrificing power protection.

A product of Eaton's "sustainable by design" culture, the 9395 is also up to 60 percent smaller—and 50 to 70 percent lighter—than competitive UPS systems and may be easily upgraded or expanded to meet changing needs. Designed without a transformer, the 9395 requires 80 percent less energy for production and testing, helping the system to earn a Gold Sustainable Materials Rating Technology (SMaRT) certification.

For Eaton customers like Global Switch, a leading IT hosting company with more than 2.8 million square feet of data center space across Europe and Asia Pacific, the new technology represents a "green without compromise" solution that could save the company hundreds of thousands to millions of dollars in energy costs every year. During 2009, Global Switch installed 9395 systems at its growing sites in Singapore, Madrid and Amsterdam, and additional locations are being evaluated.



[1] Underlying figures from "The Invisible Crisis in the Data Center: The Economic Meltdown of Moore's Law," Uptime Institute, 2007

The 9395's extraordinary energy efficiency and space-saving design have made it a top pick for many challenging UPS applications, too. IBM, for example, selected the new system for its Portable Modular Data Centers (PMDC)—fully functional "Green IT" modules that can be shipped and rapidly deployed to operate in virtually any environment. The 9395 was also selected to help protect and provide a steady flow of power to the critical systems on board the Oasis of the Seas—the world's largest and most technologically advanced cruise ship.

Eaton Ingenuity Powers World's Fastest Supercomputers

The supercomputers at the U.S. Department of Energy's Oak Ridge National Laboratory (ORNL) are among the fastest in the world, helping scientists study the challenge of climate change. Eaton power distribution and power quality systems help deliver the massive power—the equivalent of the power used by a half-million-square-foot manufacturing plant delivered to a 15,000-square-foot facility—with the highest possible reliability and efficiency, helping ORNL to provide computing time to researchers at a fraction of comparative supercomputing costs.

Working with IBM engineers, Eaton's hydraulics team also provided high-performance couplings used in IBM's popular POWER 575 supercomputing platform. Eaton's couplings are used in one of the most critical applications in the IBM POWER 575 liquid-cooling system, and are crucial in keeping the system operating reliably, while protecting the supercomputer from accidental liquid leakage. The reliable liquid-cooling system reduces by up to 40 percent the energy needed to cool the IBM POWER 575 supercomputer.


ANALYZE THIS
Eaton's innovative PowerChain Management solutions for data centers save customers millions of dollars in energy costs, while helping to save the environment.
Read more about how Eaton technology is helping reduce energy costs and improve performance at www.eaton.com/DigitalEconomy

The swift response of Eaton's solar team helps transform a barren lot into an abundant source of renewable power.

With Eaton's help, a once junk-filled "brownfield" industrial site on the south side of Chicago is now the largest urban solar energy plant in the United States. Exelon, a leading electric and gas utility, transformed the abandoned property from a 39-acre eyesore to a source of clean, renewable energy for 1,200 to 1,500 Chicago-area homes in just over six months.

Exelon and SunPower, the solar panel supplier, needed to move rapidly to qualify for American Recovery and Reinvestment Act funding. Eaton helped make it possible. In only 14 weeks, Eaton designed and delivered the integrated power system needed to safely connect to the electrical grid the 10 megawatts of power generated by the solar farm's 32,800 solar panels.

In an otherwise fragmented industry, Eaton provides turnkey solar power solutions. Our capabilities include conducting solar feasibility audits and energy efficiency assessments—as we did with ACC, a Shaw Environmental and Infrastructure joint venture, for numerous U.S. Government sites in 2009. We also provide design services, manufacture "balance of system" electrical equipment (used to transfer power from solar panels to buildings or the utility grid), and provide complete installation and service support.

In 2010, we'll introduce a new line of solar inverters based on existing Eaton technologies that convert DC power into AC power (125 kW to 500 kW) for commercial and utility applications. Our power quality business, based in Taiwan, is a leading supplier of solar inverters for residential applications in Europe and Australia, and our Moeller business, based in Germany, provides switching devices for solar power applications ranging from individual homes to large-scale systems.



Propelling China's Fast-Growing Wind Markets

Bolstered by increased government support for renewable energy resources, wind power production in China has doubled every year since 2006, making China the world's fourth largest wind-energy producing country. Eaton provides the power units and hydraulic and electrical components that keep those turbines turning in China's extreme climates. Our local presence and full-service engineering and service capabilities helped us win two key contracts in 2009—with Guodian United Power Technology and Guangdong MingYang Wind Power Technology. Eaton is well-positioned to meet the needs of China's growing renewable energy markets, as the country continues its drive to become a clean technology leader.

Hydropower Drives Growth of Developing Countries

Hydropower is the world's number one source of renewable energy—and a crucial catalyst for economic development in many emerging countries. Eaton is helping to drive efforts with a variety of solutions, such as providing the hydraulic control systems needed to control the flow of water at these plants, maximizing their power-generation capabilities.

In Southeast Asia, for example, we're supplying the cylinders and other hydraulic components needed for a series of hydropower plants on the Xekaman River in southern Laos, producing about 1,000 gigawatt-hours of energy annually. The unique cross-border project will enable homes and businesses in Vietnam to purchase power generated in Laos, helping the developing economies of both countries.


SHINE
ON
Eaton is helping to transform renewable energy into reliable energy, accelerating the cost-effective deployment of solar, wind and hydropower projects across the globe.
Read more about how Eaton is helping to advance the development of renewable energy at www.eaton.com/AltEnergy

With Eaton on board, Russia's Irkut aims to deliver "a new level of efficiency in operation" for the airline industry.

Eaton hydraulic, fuel and conveyance systems help power many of today's largest and most technologically advanced commercial and military aircraft programs. In 2009, we added the Irkut MC-21 to that list, as we were selected to provide the hydraulic system for the new aircraft line, a centerpiece in Russia's efforts to redevelop that country's aerospace industry.

Our goal: Deliver more power to the MC-21's critical systems using fewer pounds of hydraulic tubing and components. (Or, as our engineers would say, optimizing the power-to-weight ratio.) Less weight equals less fuel consumption. And less tubing contributes to greater reliability and improved operating performance. Leading this kind of weight-loss plan is nothing new to us; our advanced hydraulics design helped reduce the weight of the Airbus A380 by one metric ton.

With an expected first delivery in 2016, Irkut's MC-21 program will include three short- to medium-range aircraft and will generate an estimated $660 million for Eaton over the 40-year life of the program.

Aerospace Technology Lightens Cargo Ship Load

Japan has long been a global leader in designing and manufacturing fuel-efficient cars. Today, the eco-conscious country has set its sights on "greening" another major mode of transportation: the cargo-ship industry. Working with Mitsui Engineering and Shipbuilding, Eaton has developed a novel Turbo Hydraulic System (THS) that is 80 percent lighter than alternative systems, shrinking overall engine weight by nearly 900 pounds. The ultra-efficient design also lightens engine load, reducing emissions and fuel consumption by up to four percent, lowering operating costs.



Eaton's hydraulics and aerospace businesses collaborated on the THS design, incorporating lightweight, high-speed aerospace piston pumps typically used to transmit engine power in high-performance aircraft. The innovative air-to-sea solution demonstrates how we're applying the "Power of One Eaton" to develop breakthrough solutions to break into new markets.

Transforming Working Spaces into Sustainable Workplaces

The new 13-story California State Teachers' Retirement System (CalSTRS) headquarters is a model of sustainable architecture, consuming an estimated 12 percent less energy than a traditional building of equal size and helping CalSTRS earn Leadership in Energy and Environmental Design (LEED) Gold certification.

Eaton custom-designed the compact Integrated Facilities Systems that distribute power to each floor of the new structure, helping the building's architect to reduce energy-wasting space. We also provided the uninterruptible power systems that keep CalSTRS' data centers running more efficiently, as well as the software and meters that enable building engineers to monitor and manage energy consumption. In addition, we provide ongoing maintenance and support for the building's power and monitoring systems.

Eaton also provides energy-efficiency audits and consulting. During 2009, new contracts included providing support to the State of North Carolina to help its cities, counties and municipalities identify energy conservation opportunities and develop strategic energy management plans.


AIM
HIGH
Energy efficiency is no longer just a choice for most organizations; it's a mandate. Across our business lines, Eaton technologies are helping customers to reduce their energy use without compromising power, performance or productivity.
Read more about Eaton's energy-efficient solutions at www.eaton.com/EnergyEfficiency

Eaton powers new plug-in hybrid commercial vehicles—and the electrical infrastructure needed to keep them charged.

Trucks and buses generate enormous volumes of greenhouse gas emissions. Eaton hybrid technologies are helping to clear the air. Eaton is the only manufacturer to offer a full range of hybrid systems for use in a variety of commercial vehicles. Eaton hybrid customers have conducted more than 30 million miles of road testing and report fuel savings and emissions reductions of 30 to 60 percent, depending on the application.

In 2009, we accelerated development of our plug-in hybrid electric vehicle (PHEV) drive system, supporting a $45.4 million U.S. Department of Energy stimulus grant to create the nation's largest commercial PHEV fleet. Working with grant recipient South Coast Air Quality Management District and other affiliates, including the Electrical Power Research Institute, Eaton will provide the hybrid power systems for the program, which aims to deliver 378 vehicles to 50 utility and municipal fleets nationwide in 2011.

Based on a Ford F-550 chassis, the new PHEV utility trucks are expected to deliver up to 70 percent better fuel economy compared to conventionally powered vehicles, and to provide similar reductions in emissions and noise. The PHEVs will also be able to power tools and auxiliary equipment without running their engines, further reducing their environmental impact.

Significantly, Eaton will also develop and provide plug-in charging stations for these new applications, making Eaton the only company in the market that can deliver both the hybrid drivetrains for the vehicles and the electrical infrastructure to keep them running. As more electric-powered cars and trucks come on the road, Eaton's electrical business is well-positioned to meet this need for both businesses and consumers.



Hybrid Buses Gain in Popularity Worldwide

Sales of Eaton hybrid power systems increased fivefold in 2009, fueled by growing sustainability commitments from large carbon-conscious companies like Coca-Cola, FedEx, PepsiCo, UPS and Waste Management and from smaller organizations such as the not-for-profit City Harvest in New York. We also delivered more than 1,000 hybrid electric drive systems to city bus customers in China—demand we expect will accelerate.

Currently, we are working with Sincere International Mass Transportation Vehicle to deliver a fleet of 75 hybrid diesel-electric transit buses in early 2010 for operation in densely populated Taipei. We've also expanded into the European city bus market by working with leading manufacturer Solaris Bus & Coach to introduce the company's new Urbino 12 Hybrid, a standard-size hybrid bus for urban markets where passenger demand doesn't support large, articulated models.

A Green Tugboat? Eaton Engineers Make it Happen

Tugboats require extremely powerful diesel engines to maneuver large ships. But those same engines aren't very efficient when operating under lighter load conditions. Eaton's Electrical business teamed with Canada's Aspin Kemp & Associates and its customer Foss Maritime to develop a hybrid-powered tugboat that enables the workhorse vessels to operate on energy-efficient secondary electric propulsion when their diesel engines aren't needed. The design—which earned Foss an EPA Clean Air Excellence Award—reduces energy consumption and emissions by 30 percent compared to a traditional tug.

PLUG IN

From delivery and utility trucks to city buses, waste haulers and even tugboats, Eaton leads the world in developing innovative hybrid power systems for commercial vehicles.



Read more about Eaton's complete line of hybrid power solutions for commercial trucks and buses at www.eaton.com/HybridHighway


MARKET







Miles out to sea, withstanding the toughest conditions on earth, new Eatonite technology is designed to endure.

According to the U.S. Energy Information Administration (EIA), new sources of renewable energy won't be enough to satisfy global energy demands over the next two decades. In fact, the 2009 EIA International Energy Outlook projected that oil will continue to be a crucial energy source in 2030, rising in demand from 84 million barrels per day to 107 million barrels, based on current growth trends.

Meeting that demand won't be easy, as many of the world's onshore oilfields begin to reach maturity. That's why Eaton is working with energy-exploration companies to find faster, safer and more cost-efficient ways to locate new sources of oil, miles deep beneath the ocean in three regions—the Gulf of Mexico, the coast of Brazil and the west coast of Africa.

Rigs and ships exploring for new petroleum fields in these regions must often travel through miles of ocean before their drills and other equipment ever reach the seabed. Among the challenges: The massive cylinders that stabilize the riser pipe on these vessels can corrode and fail in harsh salt-water conditions in as little as a few months, causing expensive downtime and potential safety and environmental hazards.

Working with the industry, Eaton has developed a new anti-corrosion coating known as Eatonite that's helping address the problem and significantly extend the life of these cylinders. During 2009, Eaton XL cylinders clad with Eatonite coating were the first in the industry to pass rigorous Joint Industry Project test standards and earn Det Norske Veritas (DNV) certification. Our first products to feature the technology will launch in 2010. In addition to deep-sea oil exploration, we believe the Eatonite coating will help extend the life of cylinders in hydropower and other applications that face severe corrosion and wear challenges.



Applying Eaton Intelligence to the Smart Grid

For years, Eaton has helped large industrial companies and other businesses figure out smarter ways to measure, monitor and manage the way they use electricity. Today, we're applying the skills and knowledge we've gained to building a smarter, more efficient utility grid across the United States.

Working with Portland General Electric (PGE), Eaton is a key partner in the Pacific Northwest Smart Grid Demonstration Project, one of 32 projects announced by the U.S. Department of Energy in November 2009, and being supported by $178 million in public and private funding, half from the American Recovery and Reinvestment Act.

Among the challenges we're working on: How can solar and wind energy generated during non-peak periods be stored effectively for use by residential and commercial customers during periods of peak demand? And how can that stored energy be used interactively with distributed generation to create "high-reliability zones," so customer grid outages are a thing of the past?

Eaton's contributions to the Pacific Northwest Smart Grid Demonstration will include designing, engineering and testing a fully functional Smart Distribution Feeder located within the PGE distribution system and providing the power electronics, control equipment and electrical distribution switchgear needed to connect a large energy-storage system to the grid, helping to make massive quantities of variable wind and solar power more reliable for customer use.

SEE BEYOND

Eaton is investing in research and development to help our customers solve tomorrow's challenges today—from finding more cost-effective ways to explore for new energy supplies to powering the nation's Smart Grid.

Read more about Eaton's advancements in research and development at www.eaton.com/InnovativeDesign

TREAD LIGHTLY



Eaton's commitment to sustainability goes far beyond a mere program. It's woven into the fabric of our culture.

For the past four years, we've combined our annual and sustainability reports for a simple reason: We believe financial performance and social responsibility go hand in hand.

During 2009, we didn't waver from that belief—or our commitment to sustainability leadership—despite the challenges posed by the weak global economy. In fact, we believe that under almost any scenario the demand for improved power management, our core capability, will grow as escalating energy demands and carbon regulations increase the cost to power our homes, businesses and communities.

Eaton is well positioned to answer that demand—not simply because we engage in sustainable practices, but because we are building a culture in which sustainability permeates everything we do as a company. All our operations, worldwide, share the same standards and values embedded in the Eaton Business System. We're also guided by the same sustainable ideals:

- Design power management products and services that increase our customers' energy efficiency.
- Reduce the environmental impact of our operations and products.
- Develop and share innovative business practices that contribute to a more sustainable society.
- Demonstrate the highest standards for ethical business practices everywhere we operate.
- Make our communities and workplaces better places to live, work and thrive.



Through our products, practices and people, Eaton is helping to create a more sustainable world.


In 2009 we nearly doubled our portfolio of Eaton Green Solutions—products that have proven through rigorous evaluation to deliver exceptional, industry-leading environmental benefits to customers, consumers and our communities.
Our new Eaton Sustainable Community Web site brings to life many of our most sustainable products in everyday applications: www.Eaton.com/sc

We strive to be transparent in all of these activities, setting measurable objectives and sharing our progress and challenges in this annual report, on our sustainability Web site (www.eaton.com/sustainability) and in other media. This year we've added to our Web site a table that conforms to and cross-references Global Reporting Initiative (GRI) reporting guidelines and performance indicators. We also plan to expand the number of GRI performance indicators we report over time.

To further enhance our transparency, we share our data with Business Roundtable and the Carbon Disclosure Project (CDP). For two consecutive years, Eaton has earned commendations for our professional disclosure practices from the CDP, which ranked us No. 2 among S&P 500 industrial companies in its 2009 Carbon Disclosure Leadership Index.

We're Honored to Be So Honored

Eaton's comprehensive commitment to sustainability continues to differentiate our company and products in all of the businesses we operate, and has helped us to compete for and win prominent government stimulus and recovery projects. We've also won numerous honors and awards, including these recognitions in 2009:

- Ranked in the top 10 percent of the inaugural *Newsweek* ranking of "The Greenest Big Companies in America."
- One of five companies selected by *Barron's* for its "Green Dream Team."
- Honored among Ethisphere Institute's "World's Most Ethical Companies" for the third consecutive year.
- Ranked among *Corporate Responsibility Officer* magazine's "100 Best Corporate Citizens."
- Cited in China's *Business Watch* magazine's Green Company Top 50 and Fast Company Top 100.

We're also honored to be recognized as a sustainability leader among a group of only six diversified industrial companies in the SAM 2010 Sustainability Yearbook, published by Sustainable Asset Management (SAM) and PricewaterhouseCoopers.

Reducing Environmental Impact, Improving Safety

We continue to strengthen our efforts to reduce Eaton's environmental footprint and enhance our workplaces through our structured, global Management System for Environment, Safety and Health (MESH).

During 2009, we increased focus on our Industrial Sector facilities in North America—among our largest consumers of energy—and expanded our EHS training, site assessments and project evaluations in Europe. Through year-end, we had identified and funded 109 energy-saving projects in Europe alone, reducing our annual greenhouse gas emissions at those facilities by a projected 10,500 metric tons.

> Eaton ranked in the top 10 percent of *Newsweek* magazine's first-ever "Greenest Big Companies in America."

We also launched a "Green IT" initiative, aimed at increasing the energy efficiency of our information technology infrastructure, as well as improving its materials and resource efficiency, and waste and supplier management. From mid-2008 through 2009, the program enabled us to remove 667 servers from our IT environment, reducing our annual power consumption by more than 4.4 million kilowatt-hours, and decreasing our annual carbon dioxide emissions by 2,685 metric tons.

On an absolute basis, we improved our performance across each of our key EHS metrics in 2009, reducing our:

- Greenhouse gas emissions (GHG) by 21.8 percent.
- Waste generation by 24.2 percent.

(Continued on page 21)

ENERGY CONSUMPTION

We decreased our energy consumption by 21.4 percent in 2009 compared to 2008, reducing our total energy use by 415 million kilowatt-hours. Indexed to sales, our energy consumption rose by 8.0 percent.



ENERGY USED BY REGION
Million kilowatt-hours
Indirect – 2008
Direct – 2008
Indirect – 2009
Direct – 2009
1116
892
391
318
342
239
93
76
71
1941
1525
North America
Latin America
Europe, Middle East, Africa
Asia Pacific
Total
INDEXED ENERGY USED BY REGION
Kilowatt-hours per $1000 of net sales
Indirect – 2008
Direct – 2008
Indirect – 2009
Direct – 2009
196
205
147
170
141
149
148
160
170
183
North America
Latin America
Europe, Middle East, Africa
Asia Pacific
Total

Energy Consumption Data reported represent a majority of Eaton's energy consumption at manufacturing plants worldwide. Of the sites reporting, 13% were located in Asia Pacific; 23% in Europe, the Middle East and Africa; 15% in Latin America; and 49% in North America. When we compare 2009 to 2008, sales from the manufacturing plants used to create Eaton's energy profile decreased by 27.2 percent.

CO_2 GENERATION

Since 2006, we have reduced the total amount of carbon dioxide generated by our operations from 920,000 metric tons to 652,000 metric tons. Indexed to sales, we lowered our GHG emissions by 7.6 percent over the period, keeping us on track to meet our Business Roundtable pledge of reducing indexed GHG by 18 percent through 2012.

In 2009, we decreased our GHG generation by 21.8 percent compared to the prior year, reducing GHG emissions from 833,000 to 652,000 metric tons, a decrease of 181,000 metric tons. Indexed to sales, our GHG generation increased by 7.5 percent.

CARBON DIOXIDE GENERATED
Thousand metric tons of CO_2 per year



Indirect
Direct
920
882
833
652
792
128
760
122
719
114
560
92
2006
2007
2008
2009

PROJECTED INDEXED CARBON DIOXIDE
Metric tons of CO_2 per million dollars of net sales



Indirect
Direct
85
79
73
78
74
72
70
73
12
68
11
63
10
67
11
64
10
62
10
60
10
2006
2007
2008
2009
2010
2011
2012

Emission rates are generated using World Resources Institute-recommended CO_2 conversion factors, which account for the variations by region. These conversion factors are based on typical energy generation methods, such as those using fossil fuels or other means.

CARBON DIOXIDE GENERATED BY REGION
Thousand metric tons



Indirect – 2008
Direct – 2008
Indirect – 2009
Direct – 2009
528
420
351
69
107
86
76
10
138
93
80
13
61
52
51
833
652
719
560
114
92
North America
Latin America
Europe, Middle East, Africa
Asia Pacific
Total

INDEXED CARBON DIOXIDE BY REGION
Metric tons of CO_2 per million dollars of net sales



Indirect – 2008
Direct – 2008
Indirect – 2009
Direct – 2009
93
97
81
16
40
46
41
5
56
58
50
8
98
110
108
2
73
78
67
10
11
North America
Latin America
Europe, Middle East, Africa
Asia Pacific
Total

Emission rates are generated using World Resources Institute-recommended CO_2 conversion factors, which account for the variations by region. These conversion factors are based on typical energy generation methods, such as those using fossil fuels or other means. When we compare 2009 to 2008, sales from the manufacturing plants used to create Eaton's carbon dioxide profile decreased by 27.2 percent.

WASTE GENERATION

We reduced our waste generation by 24.2 percent from 162,665 metric tons in 2008 to 123,302 metric tons in 2009, a total reduction of 39,363 metric tons. Indexed to sales, our waste generation increased by 4.4 percent.



WASTE GENERATED BY REGION
Thousand metric tons of waste
Total Waste 2008
Total Waste 2009
76.2
63.7
51.3
38.2
28.3
15.9
6.9
5.6
162.7
123.3
North America
Latin America
Europe, Middle East, Africa
Asia Pacific
Total



INDEXED WASTE GENERATED BY REGION
Metric tons of waste per million of net sales
Indexed Total Waste 2008
Indexed Total Waste 2009
12.8
14.0
18.9
20.4
12.1
10.5
9.0
9.1
13.8
14.4
North America
Latin America
Europe, Middle East, Africa
Asia Pacific
Total

Waste Generation Data reported represent a majority of Eaton's waste generation at manufacturing plants worldwide. Of the sites reporting, 15% were in Asia Pacific; 24% in Europe, the Middle East and Africa; 17% in Latin America; and 44% in North America. When we compare 2009 to 2008, sales from the manufacturing plants used to create Eaton's waste profile decreased by 27.4 percent.

WATER CONSUMPTION

We decreased our water consumption by 24.5 percent in 2009 compared to 2008. Eaton does not consume large volumes of water. Therefore, the majority of the decrease relates to reduced production volumes. Indexed to sales, our water consumption increased by 4.0 percent.



WATER CONSUMED BY REGION
Thousand cubic meters of water
Total Water 2008
Total Water 2009
3,117
2,442
723
591
811
423
430
379
5,080
3,836
North America
Latin America
Europe, Middle East, Africa
Asia Pacific
Total



INDEXED WATER CONSUMED BY REGION
Cubic meters of water per $1,000 of net sales
Indexed Water 2008
Indexed Water 2009
0.52
0.54
0.27
0.32
0.35
0.28
0.56
0.62
0.43
0.45
North America
Latin America
Europe, Middle East, Africa
Asia Pacific
Total

Water Consumption Data reported represent a majority of Eaton's water consumption at manufacturing plants worldwide. Of the sites reporting, 14% were in Asia Pacific; 24% in Europe, the Middle East and Africa; 18% in Latin America; and 44% in North America. When we compare 2009 to 2008, sales from the manufacturing plants used to create Eaton's water profile decreased by 27.4 percent.

HEALTH AND SAFETY

We outperformed our targets for both Total Recordable Cases and Days Away Cases, common safety measures. Our performance showed a Days Away Case Rate of 0.48 versus a goal of 0.58 and 1.17 for the Total Recordable Case Rate versus a goal of 1.30.



TOTAL RECORDABLE CASE RATES (TRCR)
Rate per 100 employees
TRCR 2008
TRCR 2009
2.26
1.65
1.37
0.76
1.66
1.20
0.59
0.42
1.72
1.17
1.30 TRCR Goal
North America
Latin America
Europe, Middle East, Africa
Asia Pacific
Total
DAYS AWAY CASE RATES (DACR)
Rate per 100 employees
DACR 2008
DACR 2009
0.56
0.35
0.93
0.52
1.47
0.95
0.34
0.27
0.79
0.48
0.58 DACR Goal
North America
Latin America
Europe, Middle East, Africa
Asia Pacific
Total

Health and Safety Recordable Cases are work-related injuries or illnesses as defined by the U.S. Occupational Safety and Health Administration (OSHA). Days Away Cases are injuries or illnesses involving one or more days away from work as defined by OSHA.

Energy, waste, water and safety data are collected and reported through use of company processes that are designed to produce reliable information. These processes include manual steps that may introduce some variations in reported data. The company is proceeding to minimize these variations through rigorous process improvement efforts.


Eaton's Innovation Center won an R&D 100 Award in 2009 for developing a new thermomagnetic processing technology that could replace traditional heat-treatment processes—a major source of industrial energy consumption—and enable the development of stronger, lighter, higher-performance products.

- Water consumption by 24.5 percent.
- Work-related injuries or illnesses by 32.0 percent; and work-related injuries or illnesses that required one or more days away from work by 39.2 percent. We experienced one fatality.

When indexed to sales, however, these gains were erased by our significant decline in revenues. Applying this common indexing method, our GHG emissions increased by 7.5 percent during the year; waste generation increased by 4.4 percent; and water consumption increased by 4.0 percent. (See detailed comparisons of our EHS performance on both an absolute and indexed basis on pages 19 and 20.)

Despite this impact, we have still reduced our annual GHG emissions by 7.6 percent, indexed to sales, since our benchmark year of 2006. We maintain our pledge to reduce our GHG emissions by 18 percent, indexed to sales, by 2012, as a member of Business Roundtable's Climate RESOLVE initiative.

Our 2010 goals (indexed to sales and expressed as a comparison to 2009 results, except for safety data):

- Reduce GHG emissions by 6 percent.
- Reduce waste generation by 3 percent.
- Reduce water consumption by 3 percent.
- Improve our Total Recordable Case Rate to 1.0 and improve our Days Away Case Rate to 0.2.

For quarterly updates on our EHS performance, please visit www.eaton.com/sustainability. There, you can also find additional metrics beyond those featured in this printed report, including how we're reducing the environmental impact of Eaton's fleet auto program.

Building a More Sustainable Supply Chain

During 2009, we enhanced our supplier qualification process to expand our sustainability commitment beyond our factory walls to our supply base. Through this improved process, we are able to measure and score how well our critical suppliers conform to EHS management systems, aligning these companies more closely to Eaton's own sustainability values and goals. We continue to work with suppliers to reduce waste through recycling in the areas of metals, packaging and industrial chemicals.

In early 2010, we joined the Department of Energy's Save Energy Now LEADER program, pledging to reduce our energy use by 25 percent, indexed to sales, between 2006 and 2016.

Eaton's commercial terms and conditions require our suppliers to adhere to a Supplier Code of Conduct that reflects Eaton's values and goals. In 2009, we automated this process to simplify it for suppliers and to better measure compliance.

Transforming our Vision Project into a Reality

Initiated in 2006, Eaton's Vision Project aims to continuously test and advance new ideas in energy management and drive the development of a "carbon-neutral" manufacturing facility. Focused initially on a single Electrical business plant in Sumter, South Carolina, we've broadened the Vision Project's scope to include manufacturing facilities from a variety of Eaton businesses around the world—using different manufacturing processes—to create a virtual laboratory for sustainability ideas.

Based on lessons learned to date from successful Vision Project initiatives, we are formalizing a strategic, companywide


Eaton Charitable Contributions
United Way
Gift Matching
Domestic
International
Disaster Relief
2005
$5,623,000
2006
$6,251,000
2007
$6,963,000
2008
$7,948,000
2009
$6,775,000

energy management plan, which we aim to initiate during the first half of 2010. We also plan to set minimum energy management requirements for all of our facilities, which we will augment as we test and evaluate new energy-saving technologies and renewable energy resources.

Eaton's new Energy Solutions Business—which provides comprehensive energy management solutions, including energy audits and turnkey system installation and support—will also apply lessons learned from our Vision Project to help customers improve the energy efficiency of their facilities, and further expand our "best practices" knowledge base.

Eaton donated $100,000 to the American Red Cross International Relief Fund in January 2010 to support earthquake-relief efforts in the Republic of Haiti. We also support the United Way Worldwide Disaster Relief Fund with a one-to-one match of employee donations.

Eaton's Ethics Resonate with Integrity-Minded Customers

Eaton's brand signature is punctuated by the phrase "Powering Business Worldwide." But our brand ethos—the spirit of our culture—can best be summarized as "doing business right." Eaton people operate by the same ethical principles everywhere. In a time in which public trust in corporations and other institutions has been tested, the value of Eaton's uncompromising integrity has never been higher.

Increasingly, that value can be measured directly, as customers seek companies that match their own high ethical standards and behaviors. The United Nations, for example, included ethical values among its evaluation criteria when the organization selected Eaton to provide 30,000 uninterruptible power systems for UN offices around the world.

Our Global Ethics and Compliance office provides effective ethics education, training and programs to ensure that Eaton's ethics and values are consistently integrated into our global business practices. We also offer a 24-hour Ethics and Financial Integrity help line for obtaining ethics assistance and advice or to report misconduct. During 2009, we strengthened these programs by hiring full-time ethics representatives for our Asia-Pacific and EMEA (Europe, Middle East and Africa) regions, and by launching a worldwide anti-corruption policy to ensure all Eaton employees, officers and directors comply with anti-corruption laws in all countries where we do business.

A Global Approach to Local Community Involvement

Over the past decade, Eaton has rapidly evolved to become a true global company, with engineering, manufacturing and service locations all over the world, and sales outside of the U.S. that now exceed 55 percent of our total revenues.

We're proud that as we've grown, so has Eaton's reputation as a respected corporate citizen and community-builder. During 2009, for example, the Shanghai government awarded Jim McGill, president of our Asia-Pacific region (and now Eaton's executive vice president and chief human resources officer) its prestigious Magnolia Award for significant contributions to the city's economy, international relations and sustainable development.

Eaton's commitment to being a positive force in the communities in which we live and work has been key to this success. To foster this value, we include community involvement as a criterion in our Eaton Business Excellence facility assessments. Our


Eaton employees from five states participated in the Make-A-Wish Foundation of Michigan's Wish-A-Mile 300-mile bicycle tour in 2009, our 20th year of participation. Our team contributed a record $137,695 to the event, which raises money to make wishes come true for children with life-threatening medical conditions.

charitable contribution program supports the organizations that our local employees choose, based on the needs of their own communities. Last year, we provided funding to hundreds of compassionate causes, including:

- In Pune, India, Eaton employees partnered with Maher, a social service agency, to launch SEEK, a new community program to help destitute and abused children in rural India to develop crucial life skills. More than 40 local Eaton employees dedicated their Sunday afternoons to volunteer in the program.
- In South Molton, England, we help to support The Samaritans, an organization that provides confidential help to people in the U.K. and Ireland who suffer from emotional distress. A volunteer for The Samaritans for six years, Eaton employee Tracy Ashford earned an Eaton Stover Volunteerism Award for Community Service in 2009.
- In Warwick, Rhode Island, our local Eaton facility has supported the Rhode Island Mentoring Partnership for 17 years, providing funding to the organization and paid time off to employees who serve as mentors to at-risk, low-income elementary, middle school and high school students.

Eaton's charitable contributions, which are based on a rolling average of our annual profits, declined by 14.8 percent to $6.8 million in 2009. This included $673,600 in corporate matches through our retiree and employee matching gift program. Eaton employees donated $3.5 million to 84 local United Way campaigns during the year. We added $1.9 million in corporate matches, for a total United Way contribution of $5.4 million.

Fostering an Open and Enriching Workplace

To stay connected to the opinions and perspectives of Eaton people across the globe, we conduct an annual employee survey at every facility worldwide. More than 97 percent of our global workforce participated in our 2009 survey, providing helpful guidance for improving our operations—on a local, regional and corporate level.

This "open" philosophy extends to our Office of the Ombuds, an independent, neutral, confidential and off-the-record resource to help employees identify and resolve work-related issues and problems. During the year, we expanded our Ombuds service to more than 11,000 Eaton employees at more than 100 sites in China, Hong Kong and Taiwan. In addition, we are evaluating further rollouts in Asia and Europe.

During 2009, we formed a Customer Advisory Board to solicit unfiltered feedback about how we can continuously improve our sustainability processes and reporting.

We continue to invest in education and training programs to support our growth and build a more enriching and engaging workplace. During 2009, these efforts included expanding our eLearning offerings—making world-class training programs more accessible to employees—and launching new workshops and programs to help front-line and middle managers improve their leadership skills. Expanded course offerings helped drive a record 107,000 enrollments in Eaton University eLearning and instructor-led courses in 2009. Participation in our knowledge-sharing Communities of Practice grew by more than 400 percent to more than 8,200 employees by year-end.

NEVER STOP

BE HEARD

We want to know what you think of Eaton's 2009 Annual Report. Please take a few minutes to complete this short survey.

1 What is your overall impression of the printed annual report?

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2 The 2009 Annual Report improved your understanding of Eaton Corporation as a diversified industrial enterprise with a focus on power management.

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3 Do you have any other comments about Eaton's 2009 Annual Report?

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4 The 2009 Sustainability Report improved your understanding of and contained valuable information related to Eaton's commitment to sustainability.

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6 Please describe the way(s) in which you are affiliated with Eaton. Examples: customer, media, shareholder and/or employee.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Eaton Corporation

We have audited the accompanying consolidated balance sheets of Eaton Corporation as of December 31, 2009 and 2008, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eaton Corporation at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Eaton Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2010 expressed an unqualified opinion thereon.

Ernst & Young LLP

Ernst & Young LLP

Cleveland, Ohio
February 26, 2010

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

We have prepared the accompanying consolidated financial statements and related information of Eaton Corporation included herein for the three years ended December 31, 2009. The primary responsibility for the integrity of the financial information included in this annual report rests with management. The financial information included in this annual report has been prepared in accordance with accounting principles generally accepted in the United States based on our best estimates and judgments and giving due consideration to materiality. The opinion of Ernst & Young LLP, Eaton's independent registered public accounting firm, on those financial statements is included herein.

Eaton has high standards of ethical business practices supported by the Eaton Code of Ethics and corporate policies. Careful attention is given to selecting, training and developing personnel, to ensure that management's objectives of establishing and maintaining adequate internal controls and unbiased, uniform reporting standards are attained. Our policies and procedures provide reasonable assurance that operations are conducted in conformity with applicable laws and with the Company's commitment to a high standard of business conduct.

The Board of Directors pursues its responsibility for the quality of Eaton's financial reporting primarily through its Audit Committee, which is composed of six independent directors. The Audit Committee meets regularly with management, the internal auditors and the independent registered public accounting firm to ensure that they are meeting their responsibilities and to discuss matters concerning accounting, control, audits and financial reporting. The internal auditors and independent registered public accounting firm have full and free access to senior management and the Audit Committee.

Alexander M. Cutler
Chairman and Chief Executive Officer; President

Richard H. Fearon
Vice Chairman and
Chief Financial and Planning Officer

Billie K. Rawot
Senior Vice President and Controller

February 26, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Eaton Corporation

We have audited Eaton Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Eaton Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Eaton Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Eaton Corporation as of December 31, 2009 and 2008, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated February 26, 2010 expressed an unqualified opinion thereon.

Ernst & Young LLP

Ernst & Young LLP

Cleveland, Ohio
February 26, 2010

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Eaton Corporation is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act rules 13a-15(f)).

Under the supervision and with the participation of Eaton's management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In conducting this evaluation, we used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework*. Based on this evaluation under the framework referred to above, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2009.

The independent registered public accounting firm Ernst & Young LLP has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. This report is included herein.

Alexander M. Cutler
Chairman and Chief Executive Officer; President

Richard H. Fearon
Vice Chairman and
Chief Financial and Planning Officer

Billie K. Rawot
Senior Vice President and Controller

February 26, 2010

STATEMENTS OF CONSOLIDATED INCOME

YEAR ENDED DECEMBER 31	**2009**	2008	2007
(Millions except for per share data)			
Net sales	$ 11,873	$ 15,376	$ 13,033
Cost of products sold	8,782	11,191	9,382
Selling & administrative expense	2,252	2,513	2,139
Research & development expense	395	417	335
Interest expense-net	150	157	147
Other (income) expense-net	(9)	(42)	(25)
Income from continuing operations before income taxes	303	1,140	1,055
Income tax (benefit) expense	(82)	73	82
Income from continuing operations	385	1,067	973
Income from discontinued operations		3	35
Net income	385	1,070	1,008
Adjustment of net income for noncontrolling interests	(2)	(12)	(14)
Net income attributable to common shareholders	$ 383	$ 1,058	$ 994
Net income per common share – diluted			
Continuing operations	$ 2.27	$ 6.50	$ 6.38
Discontinued operations		.02	.24
Total	$ 2.27	$ 6.52	$ 6.62
Average number of common shares outstanding – diluted	167.9	162.3	150.3
Net income per common share – basic			
Continuing operations	$ 2.31	$ 6.58	$ 6.51
Discontinued operations		.02	.24
Total	$ 2.31	$ 6.60	$ 6.75
Average number of common shares outstanding – basic	166.4	160.2	147.3
Cash dividends paid per common share	$ 2.00	$ 2.00	$ 1.72
Amounts attributable to common shareholders			
Income from continuing operations	$ 383	$ 1,055	$ 959
Income from discontinued operations		3	35
Total	$ 383	$ 1,058	$ 994

The notes on pages 31 to 45 are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31	**2009**	2008
(Millions)		
Current assets		
Cash	$ 340	$ 188
Short-term investments	433	342
Accounts receivable	1,899	2,295
Inventories	1,326	1,554
Deferred income taxes	377	239
Other current assets	149	177
Total current assets	4,524	4,795
Property, plant & equipment		
Land & buildings	1,459	1,425
Machinery & equipment	4,241	4,142
Gross property, plant & equipment	5,700	5,567
Accumulated depreciation	(3,255)	(2,928)
Net property, plant & equipment	2,445	2,639
Goodwill	5,435	5,232
Other intangible assets	2,441	2,518
Deferred income taxes	973	971
Other assets	464	500
Total assets	$16,282	$16,655
Current liabilities		
Short-term debt	$ 113	$ 812
Current portion of long-term debt	5	269
Accounts payable	1,057	1,121
Accrued compensation	256	297
Other current liabilities	1,258	1,246
Total current liabilities	2,689	3,745
Long-term debt	3,349	3,190
Pension liabilities	1,586	1,650
Other postretirement benefits liabilities	754	703
Deferred income taxes	550	543
Other liabilities	536	459
Equity		
Common shares (166.2 million outstanding in 2009 and 165.0 million in 2008)	83	82
Capital in excess of par value	3,957	3,879
Retained earnings	3,966	3,917
Accumulated other comprehensive loss	(1,208)	(1,538)
Deferred compensation plans	(21)	(23)
Eaton shareholders' equity	6,777	6,317
Noncontrolling interests	41	48
Total equity	6,818	6,365
Total liabilities & equity	$16,282	$16,655

The notes on pages 31 to 45 are an integral part of the consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

YEAR ENDED DECEMBER 31	**2009**	2008	2007
(Millions)			
Net cash provided by (used in) operating activities			
Net income	$ 385	$ 1,070	$ 1,008
Adjustments to reconcile to net cash provided by operating activities			
Depreciation & amortization	573	571	439
Deferred income taxes	(191)	(225)	(51)
Pension liabilities, net of contributions	(1)	5	26
Gains on sales of businesses	(9)	(19)	(46)
Other long-term liabilities	(16)	(40)	(25)
Other non-cash items in income	(15)	44	60
Changes in working capital, excluding acquisitions & sales of businesses			
Accounts receivable	440	128	(72)
Inventories	292	118	(79)
Accounts payable	(73)	(208)	27
Accrued income & other taxes	30	(31)	(41)
Other working capital accounts	56	(206)	21
Cash received from termination of interest rate swaps	15	85	19
Other-net	(78)	149	(128)
Net cash provided by operating activities	1,408	1,441	1,158
Net cash provided by (used in) investing activities			
Expenditures for property, plant & equipment	(195)	(448)	(354)
Cash paid for acquisitions of businesses	(10)	(2,807)	(1,433)
Proceeds from sales of businesses	24	25	119
(Purchases) sales of short-term investments-net	(64)	100	247
Other-net	20	(60)	(35)
Net cash used in investing activities	(225)	(3,190)	(1,456)
Net cash provided by (used in) financing activities			
Borrowings with original maturities of more than three months-proceeds	558	1,656	1,652
Borrowings with original maturities of more than three months-payments	(887)	(984)	(979)
Borrowings with original maturities of less than three months-net, primarily commercial paper	(424)	(5)	62
Cash dividends paid	(334)	(320)	(251)
Proceeds from sale of common shares		1,522	
Proceeds from exercise of employee stock options	27	47	141
Income tax benefit from exercise of employee stock options	4	13	42
Purchase of common shares		(100)	(340)
Other-net	(5)	(14)	(7)
Net cash (used in) provided by financing activities	(1,061)	1,815	320
Effect of foreign exchange rate changes on cash	30	(20)	6
Total increase in cash	152	46	28
Cash at the beginning of the year	188	142	114
Cash at the end of the year	$ 340	$ 188	$ 142

The notes on pages 31 to 45 are an integral part of the consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

(Millions)	Common stock Shares	Common stock Dollars	Capital in excess of par value	Retained earnings	Accumulated other comprehensive loss	Deferred compensation plans	Eaton shareholders' equity	Noncontrolling interests	Total equity
Balance at January 1, 2007	146.3	$ 73	$2,114	$2,796	$ (849)	$ (28)	$4,106	$ 50	$4,156
Net income				994			994	14	1,008
Foreign currency translation and related hedging instruments (including income tax expense of $14)					212		212		212
Deferred loss on cash flow hedges (net of income tax benefit of $3)					(5)		(5)		(5)
Pensions (net of income tax expense of $101)					214		214		214
Other postretirement benefits (net of income tax expense of $8)					5		5		5
Other comprehensive income							426		426
Total comprehensive income							1,420	14	1,434
Cash dividends paid				(251)			(251)	(7)	(258)
Issuance of shares under employee benefit plans (including income tax benefit of $51)	3.7	2	237	(5)		8	242		242
Purchase of shares by trust						(5)	(5)		(5)
Purchase of shares	(4.0)	(2)	(61)	(277)			(340)		(340)
Other								2	2
Balance at December 31, 2007	146.0	73	2,290	3,257	(423)	(25)	5,172	59	5,231
Net income				1,058			1,058	12	1,070
Foreign currency translation and related hedging instruments (including income tax benefit of $68)					(722)		(722)		(722)
Deferred loss on cash flow hedges (net of income tax benefit of $12)					(23)		(23)		(23)
Pensions (net of income tax benefit of $227)					(419)		(419)		(419)
Other postretirement benefits (net of income tax expense of $31)					49		49		49
Other comprehensive loss							(1,115)		(1,115)
Total comprehensive loss							(57)	12	(45)
Effects of changing retirement benefit plans measurement date (net of income tax benefit of $8)				(11)			(11)		(11)
Cash dividends paid				(320)			(320)	(13)	(333)
Issuance of shares under employee benefit plans (including income tax benefit of $16)	1.7	1	109	(1)		5	114		114
Sale of shares	18.7	9	1,513				1,522		1,522
Purchase of shares by trust						(3)	(3)		(3)
Purchase of shares	(1.4)	(1)	(33)	(66)			(100)		(100)
Decrease in noncontrolling interests due to sale of business								(10)	(10)
Balance at December 31, 2008	165.0	82	3,879	3,917	(1,538)	(23)	6,317	48	6,365
Net income				383			383	2	385
Foreign currency translation and related hedging instruments (including income taxes of $45)					349		349		349
Deferred gain on cash flow hedges (including income taxes of $19)					36		36		36
Pensions (net of income taxes of $42)					1		1		1
Other postretirement benefits (net of income tax benefit of $14)					(56)		(56)		(56)
Other comprehensive income							330		330
Total comprehensive income							713	2	715
Cash dividends paid				(334)			(334)	(5)	(339)
Issuance of shares under employee benefit plans (including income tax benefit of $3)	1.2	1	78			2	81		81
Decrease in noncontrolling interests due to sale of business								(4)	(4)
Balance at December 31, 2009	166.2	$ 83	$3,957	$3,966	$(1,208)	$ (21)	$6,777	$ 41	$6,818

The notes on pages 31 to 45 are an integral part of the consolidated financial statements.

Millions of dollars and shares unless indicated otherwise (per share data assume dilution)

Description of Company

Eaton Corporation (Eaton or Company) is a diversified power management company with 2009 sales of $11.9 billion. Eaton is a global technology leader in electrical components and systems for power quality, distribution and control; hydraulics components, systems and services for industrial and mobile equipment; aerospace fuel, hydraulics and pneumatic systems for commercial and military use; and truck and automotive drivetrain and powertrain systems for performance, fuel economy and safety. Eaton has approximately 70,000 employees in over 50 countries, and sells products to customers in more than 150 countries.

Adoption of New Accounting Standards

Financial Accounting Standards Board Accounting Standards Codification

In 2009, the Financial Accounting Standards Board (FASB) issued the Accounting Standards Codification, which establishes a sole source of U.S. authoritative generally accepted accounting principles (GAAP). The Codification is meant to simplify user access to all authoritative accounting standards by reorganizing U.S. GAAP pronouncements into approximately ninety accounting topics within a consistent structure; its purpose is not to create new accounting and reporting standards. Pursuant to the provisions of the Codification, Eaton has updated references to U.S. GAAP in these consolidated financial statements. The adoption of the Codification did not have an effect on Eaton's financial position, results of operations or cash flows.

Business Combinations

In 2009, Eaton adopted the revised Business Combinations Standard, which addresses accounting for the acquisitions of businesses. Under the revised standard, acquisition costs will be expensed as incurred; restructuring costs associated with the acquisition will generally be expensed subsequent to the acquisition date; in-process research and development will be recognized at fair value as an indefinite-lived asset at the acquisition date; changes in deferred income tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense, including changes related to acquisitions of businesses completed prior to 2009; and noncontrolling interests will be valued at fair value at the acquisition date. The adoption of this standard did not have a material effect on Eaton's financial position, results of operations or cash flows in 2009 because no businesses were acquired in 2009 that were material. The standard could have a material effect in 2010, and future years, based on the specific conditions related to future acquisitions.

Subsequent Events

In 2009, Eaton adopted the new Subsequent Events Standard, as amended, which established general guidance for accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued. Eaton has evaluated subsequent events through the date the financial statements were issued, noting no events that require adjustment of, or disclosure in, the consolidated financial statements for the period ended December 31, 2009.

Noncontrolling Interests in Consolidated Financial Statements

In 2009, Eaton adopted the revised standard related to noncontrolling interests in consolidated financial statements. This standard clarifies accounting and disclosures related to noncontrolling interests, sometimes referred to as minority interest, which is the portion of equity in a subsidiary not owned, directly or indirectly, by Eaton. As a result of the adoption of this standard, prior period amounts were reclassified to conform to the current period presentation. The adoption of this standard did not have a material effect on Eaton's financial position, results of operations or cash flows.

Fair Value Measurements & Disclosures

In 2009, Eaton adopted the additional required guidance of the Fair Value Measurements and Disclosures Standard. This standard addresses accounting and disclosures related to non-financial assets and liabilities, primarily goodwill, intangible assets, non-financial assets and liabilities related to acquired businesses, and impairment and restructuring activities. In 2009, Eaton also adopted the revised guidance for measuring liabilities at fair value. This guidance addresses circumstances in which a quoted price in an active market for the identical liability is not available. The adoption of these standards did not have a material effect on Eaton's financial position, results of operations or cash flows.

Accounting Policies

Consolidation & Basis of Presentation

The consolidated financial statements include accounts of Eaton and all subsidiaries and other controlled entities. Intercompany transactions and balances have been eliminated. The equity method of accounting is used for investments in associate companies where the Company has a 20% to 50% ownership interest. These associate companies are not material either individually, or in the aggregate, to Eaton's financial position, results of operations or cash flows. Eaton does not have off-balance sheet arrangements or financings with unconsolidated entities or other persons. In the ordinary course of business, the Company leases certain real properties and equipment, as described in "Lease Commitments" in the Notes below.

Revenue Recognition

Sales of products are recognized when a sales agreement is in place, products have been shipped to unaffiliated customers and title has transferred in accordance with shipping terms (FOB shipping point, FOB destination or equivalent International Commercial (INCO) Terms), the selling price is fixed and determinable and collectability is reasonably assured, all significant related acts of performance have been completed, and no other significant uncertainties exist. Shipping and handling costs billed to customers are included in Net sales and the related costs in Cost of products sold. Although the majority of the sales agreements contain standard terms and conditions, there are also agreements that contain multiple elements or non-standard terms and conditions. As a result, judgement is sometimes required to determine the appropriate accounting, including whether the deliverables specified in these agreements should be treated as separate units of accounting for sales recognition purposes, and, if so, how the sales price should be allocated among the elements and when to recognize sales for each element. For delivered elements, sales are recognized only when the delivered elements have standalone value, fair values of undelivered elements are known, there are no uncertainties regarding customer acceptance, and there are no customer-negotiated refund or return rights affecting the sales recognized for delivered elements. Sales for service contracts are generally recognized as the services are provided.

Foreign Currency Translation

The functional currency for all subsidiaries outside the United States is primarily the local currency. Financial statements for these subsidiaries are translated into United States dollars at year-end exchange rates as to assets and liabilities and weighted-average exchange rates as to revenues and expenses. The resulting translation adjustments are recognized in Accumulated other comprehensive income (loss) in Equity. Gains and losses related to foreign currency transactions are recognized in Other (income) expense-net in the Statements of Consolidated Income.

Inventories

Inventories are carried at lower of cost or market. Inventories in the United States are generally accounted for using the last-in, first-out (LIFO) method. Remaining United States and all other inventories are accounted for using the first-in, first-out (FIFO) method. Cost components include raw materials, purchased components, direct labor, indirect labor, utilities, depreciation, inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, and costs of the distribution network.

Depreciation & Amortization

Depreciation and amortization for property, plant and equipment, and intangible assets subject to amortization, are generally computed by the straight-line method and are included in Cost of products sold, Selling and administrative expense, and Research and development expense, as appropriate. Cost of buildings is depreciated over principally 40 years and machinery and equipment over principally 3 to 10 years. At December 31, 2009, the weighted-average amortization period for intangible assets subject to amortization was 18 years for patents and technology and 17 years for customer relationships, primarily as a result of the long life of aircraft platforms. Software is amortized over a period up to 7 years.

Long-lived assets, except goodwill and indefinite life intangible assets as described in the Notes below, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Events or circumstances that would result in an impairment review include operations reporting losses, a significant adverse change in the use of an asset, the planned disposal or sale of the asset, a significant adverse change in the business climate or legal factors related to the asset, or a significant decrease in the estimated fair value of an asset. Upon indications of impairment, assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The asset group would be considered impaired when the estimated future net undiscounted cash flows generated by the asset group are less than its carrying value. In instances where the carrying amount of the asset group exceeded the undiscounted cash flows, the fair value of the asset group would be determined and an impairment loss would be recognized based on the amount by which the carrying value of the asset group exceeds its fair value. Determining asset groups and underlying cash flows requires the use of significant judgments and estimates.

Goodwill & Indefinite Life Intangible Assets

Goodwill and indefinite life intangible assets recognized in connection with business acquisitions are not amortized to expense. Indefinite life intangible assets primarily consist of trademarks.

Goodwill and indefinite life intangible assets are tested annually for impairment. Further, goodwill and indefinite life intangible assets are reviewed for impairment whenever events or changes in circumstances indicate there may be a possible permanent loss of value. Eaton completed annual impairment tests for goodwill and indefinite life intangible assets as of July 1 of each year presented using discounted cash flow and other valuation techniques. These tests confirmed that the fair value of Eaton's reporting units and indefinite life intangible assets exceed their respective carrying values and that no impairment loss was required to be recognized in 2009 or for any prior periods.

Goodwill is tested for impairment at the reporting unit level, which is equivalent to Eaton's operating segments, and is based on the net assets for each segment, including goodwill and intangible assets. Goodwill is assigned to each operating segment as this represents the lowest level that constitutes a business and for which discrete financial information is available and segment management regularly reviews the operating results. A discounted cash flow model is used to estimate the fair value of each operating segment, which considers forecasted cash flows discounted at an estimated weighted-average cost of capital. The Company selected the discounted cash flow methodology as it believes that it is comparable to what would be used by other market participants. The forecasted cash flows are based on the Company's long-term operating plan, and a terminal value is used to estimate the operating segment cash flows beyond the period covered by the operating plan. The weighted-average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt market participants of a business enterprise. These analyses require the exercise of significant judgments, including judgments about appropriate discount rates, perpetual growth rates and the timing of expected future cash flows. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective operating segment. Sensitivity analyses were performed around these assumptions in order to assess the reasonableness of the assumptions and the resulting estimated fair values.

Derivative Financial Instruments

In the normal course of business, Eaton is exposed to certain risks related to fluctuations in interest rates, foreign currency exchange rates and commodity prices. The Company uses various derivative and non-derivative financial instruments, primarily interest rate swaps, foreign currency forward exchange contracts, foreign currency swaps and, to a lesser extent, commodity contracts, to manage risks from these market fluctuations. The derivative financial instruments used by Eaton are straightforward, non-leveraged instruments. The counterparties to these financial instruments are financial institutions with strong credit ratings. Eaton maintains control over the size of positions entered into with any one counterparty and regularly monitors the credit rating of these institutions. Such derivative financial instruments are not purchased and sold for trading purposes.

Derivative financial instruments are measured at fair value and recognized as assets or liabilities in the Consolidated Balance Sheet. Accounting for the gain or loss resulting from the change in the fair value of the derivative financial instrument depends on whether it has been designated, and is effective, as part of a hedging relationship and, if so, on the nature of the hedging activity. Eaton formally documents all relationships between derivative financial instruments accounted for as hedges and the hedged item, as well as its risk-management objective and strategy for undertaking the hedge transaction. This process includes linking all derivative financial instruments to a recognized asset or liability, specific firm commitment, forecasted transaction, or net investment in a foreign operation. These financial instruments can be designated as:

- Hedges of the change in the fair value of a recognized fixed-rate asset or liability, or the firm commitment to acquire such an asset or liability (a fair value hedge). For these hedges, the gain or loss from the derivative financial instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in income during the period of change in fair value.
- Hedges of the variable cash flows of a recognized variable-rate asset or liability, or the forecasted acquisition of such an asset or liability (a cash flow hedge). For these hedges, the effective portion of the gain or loss from the derivative financial instrument is recognized in Eaton shareholders' equity and reclassified to income in the same period when the gain or loss on the hedged item is included in income.
- Hedges of the foreign currency exposure related to a net investment in a foreign operation (a net investment hedge). For these hedges, the effective portion of the gain or loss from the derivative financial instrument is recognized in Eaton shareholders' equity and reclassified to income in the same period when the gain or loss related to the net investment in the foreign operation is included in income.

The gain or loss from a derivative financial instrument designated as a hedge that is effective as a hedge is included in the same line of the Statement of Consolidated Income as the offsetting loss or gain on the hedged item.

The change in fair value of a derivative financial instrument that is not effective as a hedge is immediately recognized in income.

For derivatives that are not designated as a hedge, any gain or loss is immediately recognized in income. The majority of derivatives used in this manner relate to risks resulting from assets or liabilities denominated in a foreign currency that arise in the normal course of business.

Warranty Expenses

Estimated product warranty expenses are accrued in Cost of products sold at the time the related sale is recognized. Estimates of warranty expenses are based primarily on historical warranty claim experience and specific customer contracts. Warranty expenses include accruals for basic warranties for products sold, as well as accruals for product recalls and other related events when they are known and estimable.

Asset Retirement Obligations

A conditional asset retirement obligation is recognized at fair value when incurred, if the fair value of the liability can be reasonably estimated. Uncertainty about the timing or method of settlement of a conditional asset retirement obligation would be considered in the measurement of the liability when sufficient information exists. Eaton believes that for substantially all of its asset retirement obligations, there is an indeterminate settlement date because the range of time over which the Company may settle the obligation is unknown or cannot be estimated. A liability for these obligations will be recognized in the period when sufficient information regarding timing and method of settlement becomes available to make a reasonable estimate of the liability's fair value.

Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from these estimates.

Financial Presentation Changes

Certain amounts for prior years have been reclassified to conform to the current year presentation.

New Accounting Pronouncements Not Yet Adopted

Consolidation of Variable Interest Entities

In 2009, the FASB issued a revised standard for accounting and disclosure related to the consolidation of variable interest entities. The standard will require enterprises involved with these types of entities to provide more information about these entities in their financial statements. The standard is effective for Eaton in 2010. The Company expects the adoption of this standard will not have a material effect on Eaton's financial position, results of operations or cash flows.

Revenue Recognition for Multiple-Deliverable Arrangements

In 2009, the FASB issued a revised standard for accounting and disclosures of revenues related to arrangements with customers to provide multiple products and services at different points in time or over different time periods. This standard is effective for Eaton in 2011. The Company expects the adoption of this standard will not have a material effect on Eaton's financial position, results of operations or cash flows.

Acquisitions of Businesses

Eaton acquired certain businesses and entered into joint ventures in separate transactions for combined net cash purchase prices of $10 in 2009, $2,807 in 2008, and $1,433 in 2007. The Statements of Consolidated Income include the results of these businesses from the dates of acquisition or formation. A summary of these transactions follows on page 33:

Acquired business	Date of acquisition	Business segment	Annual sales
Micro Innovation Holding AG *A Switzerland-based manufacturer of human machine interfaces, programmable logic controllers and input/output devices. Eaton acquired the remaining shares to increase its ownership from 50% to 100%.*	September 1, 2009	Electrical Rest of World	$33 for 2008
SEG Middle East Power Solutions & Switchboard Manufacture LLC *A 49%-owned joint venture to manufacture low voltage switchboards and control panel assemblies for use in the Middle East power generation and industrial markets*	July 2, 2009	Electrical Rest of World	$10 for 2008
Integ Holding Limited *The parent company of Integrated Hydraulics Ltd., a U.K.-based manufacturer of screw-in cartridge valves, custom-engineered hydraulic valves and manifold systems*	October 2, 2008	Hydraulics	$52 for 2007
Nittan Global Tech Co. Ltd. *A 49%-owned joint venture to manage the global design, manufacture and supply of engine valves and valve actuation products to Japanese and Korean automobile and engine manufacturers. In addition, during the second half of 2008, several related manufacturing joint ventures were established.*	Operational October 1, 2008	Automotive	Joint venture
Engine Valves Business of Kirloskar Oil Engines Ltd. *An India-based designer, manufacturer and distributor of intake and exhaust valves for diesel and gasoline engines*	July 31, 2008	Automotive	$5 for 2007
PK Electronics *A Belgium-based distributor and service provider of single phase and three-phase uninterruptible power supply (UPS) systems*	July 31, 2008	Electrical Rest of World	$9 for 2007
The Moeller Group *A Germany-based supplier of electrical components for commercial and residential building applications and industrial controls for industrial equipment applications*	April 4, 2008	Electrical Rest of World	€1.02 billion for 2007
Balmen Electronic, S.L. *A Spain-based distributor and service provider of uninterruptible power supply (UPS) systems*	March 31, 2008	Electrical Rest of World	$6 for 2007
Phoenixtec Power Company Ltd. *A Taiwan-based manufacturer of single and three-phase uninterruptible power supply (UPS) systems*	February 26, 2008	Electrical Rest of World	$515 for 2007
Arrow Hose & Tubing Inc. *A Canada-based manufacturer of thermoplastic hose and tubing for the industrial, food and beverage, and agricultural markets*	November 8, 2007	Hydraulics	$12 for 2006
MGE small systems UPS business from Schneider Electric *A France-based global provider of power quality solutions including uninterruptible power supply (UPS) systems, power distribution units, static transfer switches and surge suppressors*	October 31, 2007	Electrical Rest of World	$245 for 2007
Babco Electric Group *A Canada-based manufacturer of specialty low- and medium-voltage switchgear and electrical housings for use in the Canadian oil and gas industry and other harsh environments*	October 19, 2007	Electrical Americas	$11 for 2007
Pulizzi Engineering *A U.S. manufacturer of alternating current (AC) power distribution, AC power sequencing, redundant power and remote-reboot power management systems*	June 19, 2007	Electrical Americas	$12 for 2006
Technology and related assets of SMC Electrical Products, Inc.'s industrial medium-voltage adjustable frequency drive business	May 18, 2007	Electrical Americas	None
Fuel components division of Saturn Electronics & Engineering, Inc. *A U.S. designer and manufacturer of fuel containment and shutoff valves, emissions control valves and specialty actuators*	May 2, 2007	Automotive	$28 for 2006
Aphel Technologies Limited *A U.K.-based global supplier of high density, fault-tolerant power distribution solutions for datacenters, technical offices, laboratories and retail environments*	April 5, 2007	Electrical Rest of World	$12 for 2006
Argo-Tech Corporation *A U.S.-based manufacturer of high-performance aerospace engine fuel pumps and systems, airframe fuel pumps and systems, and ground fueling systems for commercial and military aerospace markets*	March 16, 2007	Aerospace	$206 for 2006
Power Protection Business of Power Products Ltd. *A Czech Republic distributor and service provider of Powerware® products and other uninterruptible power supply (UPS) systems*	February 7, 2007	Electrical Rest of World	$3 for 2006

As described on page 33, in 2008 Eaton acquired The Moeller Group electrical business and the Phoenixtec electrical business for combined cash purchase prices of $2,696. In 2008, the assets and liabilities for these businesses were recognized at estimated fair values as determined by Eaton's management based on available information and on assumptions as to future operations. As completed in 2009, the final allocations of the purchase prices, which did not differ materially from the preliminary estimates, are summarized below:

Current assets	$ 759
Property, plant & equipment	432
Goodwill	1,710
Other intangible assets	1,071
Other assets	104
Total assets acquired	4,076
Total liabilities assumed	1,380
Net assets acquired	$ 2,696

Other intangible assets of $1,071 included $638 of customer relationships having a useful life of 15 years, $251 related to trademarks having a useful life of 15 to 20 years, and $182 of technology having a useful life of 3 to 13 years. Goodwill of $1,319 for Moeller and $391 for Phoenixtec are non-deductible for income tax purposes.

As described on page 33, in 2007 Eaton acquired the Argo-Tech aerospace business and the MGE small systems UPS electrical business for combined cash purchase prices of $1,346. In 2007, the assets and liabilities for these businesses were recognized at estimated fair values as determined by Eaton's management based on available information and on assumptions as to future operations. As completed in 2008, the final allocations of the purchase prices, which did not differ materially from preliminary estimates, are summarized below:

Current assets	$ 223
Property, plant & equipment	23
Goodwill	899
Other intangible assets	582
Total assets acquired	1,727
Total liabilities assumed	381
Net assets acquired	$ 1,346

Other intangible assets of $582 included $42 related to trademarks not subject to amortization, $436 of customer relationships having a useful life of 5 to 25 years, and $104 of technology having a useful life of 5 to 25 years. Goodwill of $420 for Argo-Tech and $479 for the MGE small systems UPS electrical business are non-deductible for income tax purposes.

Restructuring Liabilities

For acquisitions completed prior to 2009, Eaton has undertaken restructuring activities at acquired businesses, including workforce reductions, plant consolidations, and facility closures. Liabilities for these restructuring activities were recognized in the allocation of the purchase price related to the acquired business. A summary of these liabilities, and utilization of the various components, follows:

	Workforce reductions		Plant closing	
	Employees	Dollars	& other	Total
Balance at January 1, 2007	1,076	$ 33	$ 22	$ 55
Liabilities recognized	282	7	2	9
Utilized	(699)	(13)	(12)	(25)
Balance at December 31, 2007	659	27	12	39
Liabilities recognized	52	3	2	5
Utilized	(428)	(18)	(13)	(31)
Balance at December 31, 2008	283	12	1	13
Liabilities recognized	1,081	8	1	9
Utilized	(1,035)	(9)	(1)	(10)
Balance at December 31, 2009	329	$ 11	$ 1	$ 12

Acquisition Integration, Workforce Reduction & Plant Closing Charges

Acquisition Integration Charges

In 2009, 2008 and 2007, Eaton incurred charges related to the integration of acquired businesses. These charges, which consisted of plant consolidations and integration, were recognized as expense as incurred. A summary of these charges follows:

	2009	2008	2007
Electrical Americas	$ 4	$ 4	
Electrical Rest of World	60	43	$ 12
Hydraulics	3	6	12
Aerospace	12	20	39
Automotive	1	3	1
Corporate	2	1	
Pretax charges	$ 82	$ 77	$ 64
After-tax charges	$ 54	$ 51	$ 42
Per common share	$ .32	$ .31	$ .28

Charges in 2009 were related primarily to the integration of the following acquisitions: Integrated Hydraulics, Kirloskar, Moeller, Phoenixtec and Argo-Tech. Charges in 2008 were related primarily to the integration of the following acquisitions: Kirloskar, Moeller, Phoenixtec, the MGE small systems UPS business, Saturn, Argo-Tech, Ronningen-Petter, Synflex, PerkinElmer and Cobham. Charges in 2007 were related primarily to the integration of the following acquisitions: the MGE small systems UPS business, Saturn, Argo-Tech, Schreder-Hazemeyer, Senyuan, Synflex, PerkinElmer, Cobham, Powerware, Hayward and Walterscheid.

Workforce Reduction Charges

Eaton took significant actions in 2009 to reduce its workforce in response to the severe economic downturn. The reductions total approximately 17% of the full-time workforce. These actions resulted in the recognition of severance and pension and other postretirement benefits expense of $182 in 2009.

Plant Closing Charges

In 2008, charges of $27 were recognized related to the closure of the automotive engine valve lifters manufacturing plant in Massa, Italy. These charges, consisting of $17 for severance, $7 for the write-down of assets and $3 for other costs, reduced operating profit of the Automotive segment.

Summary of Acquisition Integration, Workforce Reduction & Plant Closing Liabilities

A summary of acquisition integration charges, workforce reduction charges and plant closing charges, and remaining liabilities, follows:

	Workforce reductions		Plant closing	
	Employees	Dollars	& other	Total
Balance at January 1, 2007	1,603	$ 49	$ 6	$ 55
Liabilities recognized	4	2	64	66
Utilized	(1,044)	(37)	(69)	(106)
Balance at December 31, 2007	563	14	1	15
Liabilities recognized	422	21	87	108
Utilized	(451)	(14)	(84)	(98)
Balance at December 31, 2008	534	21	4	25
Liabilities recognized	12,073	195	69	264
Utilized	(11,189)	(164)	(70)	(234)
Balance at December 31, 2009	1,418	$ 52	$ 3	$ 55

These charges were included in the Statements of Consolidated Income in Cost of products sold or Selling & administrative expense, as appropriate. In Business Segment Information, the charges reduced Operating profit of the related business segment.

Discontinued Operations

In 2007, Eaton sold the Mirror Controls Division of the Automotive segment for $111, resulting in a $20 after-tax gain, or $.12 per common share. The gain on sale of the Mirror Controls Division, and other results of this business, are reported as Discontinued operations in the Statements of Consolidated Income.

Short-Term Investments

Eaton invests excess cash generated from operations in short-term marketable investments and classifies these investments as "available-for-sale". These investments are recognized at fair value, with the unrealized gain or loss recognized in Accumulated other comprehensive income (loss) in Eaton shareholders' equity. A summary of the carrying value of short-term investments follows:

	2009	2008
Time deposits & certificate of deposits with banks	$300	$237
Bonds issued by foreign governments		63
Money market investments	125	34
Other	8	8
Total short-term investments	$433	$342

Goodwill & Other Intangible Assets

A summary of goodwill follows:

	2009	2008
Electrical Americas	$2,003	$1,890
Electrical Rest of World	1,005	948
Hydraulics	1,016	1,002
Aerospace	1,047	1,037
Truck	147	143
Automotive	217	212
Total goodwill	$5,435	$5,232

The increase in goodwill in 2009 was due to goodwill for businesses acquired during 2009, the finalization of purchase price allocations related to businesses acquired in 2008, and foreign currency translation. These transactions are described in the "Acquisitions of Businesses" Note above.

In 2009, the Electrical segment was divided into Electrical Americas and Electrical Rest of World. Goodwill was allocated to these segments based on the relative fair values of each segment.

A summary of other intangible assets follows:

	2009		2008	
	Historical cost	Accumulated amortization	Historical cost	Accumulated amortization
Intangible assets not subject to amortization (primarily trademarks)	$ 451		$ 525	
Intangible assets subject to amortization				
Customer relationships	$1,181	$ 204	$1,327	$ 144
Patents and technology	885	245	872	181
Other	477	104	190	71
Total other intangible assets	$2,543	$ 553	$2,389	$ 396

Expense related to intangible assets subject to amortization was $153 in 2009. Expense for intangible assets subject to amortization for each of the next five years is $156 in 2010, $148 in 2011, $149 in 2012, $141 in 2013, and $135 in 2014.

Debt & Other Financial Instruments

Short-term debt of $113 at December 31, 2009 included $75 of short-term commercial paper in the United States which had a weighted-average interest rate of 0.4%, $13 of other short-term debt in the United States, and $25 of short-term debt outside the United States. Borrowings outside the United States are generally denominated in local currencies. Operations outside the United States have available short-term lines of credit of approximately $680 from various banks worldwide.

A summary of long-term debt, including the current portion, follows:

	2009	2008
7.40% notes due 2009		$ 15
Floating rate senior notes due 2009 (2.88% at December 31, 2008 - LIBOR+0.08%)		250
Floating rate senior note due 2010 (2.44% at December 31, 2008 - LIBOR+0.25%)		281
5.75% notes due 2012	$ 300	300
7.58% notes due 2012	12	12
4.9% notes due 2013 ($200 converted to floating rate by interest rate swap)	300	300
5.80% notes due 2013	7	7
5.95% notes due 2014 ($100 converted to floating rate by interest rate swap)	250	
12.5% U.K. pound sterling debentures due 2014	9	8
4.65% notes due 2015	100	100
5.3% notes due 2017	250	250
6.875% to 7.09% notes due 2018	36	36
5.6% notes due 2018 ($275 converted to floating rate by interest rate swap)	450	450
4.215% Japanese Yen notes due 2018	108	110
6.95% notes due 2019	300	
8-7/8% debentures due 2019 ($25 converted to floating rate by interest rate swap)	38	38
8.10% debentures due 2022	100	100
7.625% debentures due 2024 ($25 converted to floating rate by interest rate swap)	66	66
6-1/2% debentures due 2025	145	145
7.875% debentures due 2026	72	72
7.65% debentures due 2029 ($50 converted to floating rate by interest rate swap)	200	200
5.45% debentures due 2034 ($25 converted to floating rate by interest rate swap)	140	150
5.25% notes due 2035	42	72
5.8% notes due 2037	240	240
Other	189	257
Total long-term debt	3,354	3,459
Less current portion of long-term debt	(5)	(269)
Long-term debt less current portion	$3,349	$3,190

Eaton's United States long-term revolving credit facilities with banks total $1.5 billion, of which $500 expires in each year from 2011 through 2013. These facilities support Eaton's commercial paper borrowings. There were no borrowings outstanding under these revolving credit facilities at December 31, 2009.

Mandatory maturities of long-term debt for each of the next five years are $5 in 2010, related principally to capitalized leases, $0 in 2011, $312 in 2012, $307 in 2013, and $259 in 2014.

Interest paid on debt follows:

	2009	2008	2007
Interest paid	$180	$206	$204

Eaton has entered into fixed-to-floating interest rate swaps to manage interest rate risk. These interest rate swaps are accounted for as fair value hedges of certain long-term debt. The maturity of the swap corresponds with the maturity of the debt instrument as noted in the table of long-term debt above. A summary of interest rate swaps outstanding at December 31, 2009, follows:

	Interest rates at December 31, 2009		
Notional Amount	Fixed interest rate received	Floating interest rate paid	Basis for contracted floating interest rate paid
$ 200	4.90%	2.67%	6 month LIBOR+2.15%
$ 100	5.95%	3.28%	6 month LIBOR+2.60%
$ 275	5.60%	1.74%	6 month LIBOR+1.22%
$ 25	8.88%	4.30%	6 month LIBOR+3.84%
$ 25	7.63%	3.11%	6 month LIBOR+2.48%
$ 50	7.65%	3.09%	6 month LIBOR+2.57%
$ 25	5.45%	0.87%	6 month LIBOR+0.28%

Retirement Benefits Plans

Adoption of Measurement Provisions of the Compensation – Retirement Benefits Standard

In 2008, Eaton adopted the revised measurement date provisions of the Compensation – Retirement Benefits Standard, which requires measurement of the funded status of all pension and other postretirement benefits plans to be as of the date of the year-end financial statements. Previously, the measurement date for Eaton's pension and other postretirement benefits plans was November 30. As a result of the change in measurement dates, in the fourth quarter of 2008, Eaton recognized a charge to retained earnings of $19 for one month of costs ($11 after-tax) related to pension benefits and other postretirement benefits with no corresponding adjustment to net income.

Retirement Benefits Plan Liabilities & Assets

Eaton has defined benefits pension plans and other postretirement benefits plans. Components of plan obligations and assets, and recognized liabilities and assets, follow:

	Pension liabilities		Other postretirement liabilities	
	2009	2008	**2009**	2008
Changes in benefit obligation				
Beginning balance	$(3,288)	$(3,092)	$ (779)	$ (859)
Service cost	(110)	(137)	(15)	(15)
Interest cost	(203)	(190)	(49)	(49)
Actuarial (loss) gain	(198)	67	(70)	58
Benefits paid	318	287	96	87
Foreign currency translation	(98)	239	(3)	4
Business acquisitions		(419)		
Other	(31)	(43)	(10)	(5)
Ending balance	(3,610)	(3,288)	(830)	(779)
Change in plan assets				
Beginning balance	1,674	2,403		
Actual return on plan assets	330	(641)		
Employer contributions	271	217	96	87
Benefits paid	(318)	(287)	(96)	(87)
Foreign currency translation	79	(214)		
Business acquisitions		171		
Other	6	25		
Ending balance	2,042	1,674		
Amount recognized in the Consolidated Balance Sheet	$(1,568)	$(1,614)	$ (830)	$ (779)

Amounts recognized in the Consolidated Balance Sheet follow:

	Pension liabilities		Other postretirement liabilities	
	2009	2008	**2009**	2008
Non-current assets	$ 50	$ 67		
Current liabilities	(32)	(31)	$ (76)	$ (76)
Non-current liabilities	(1,586)	(1,650)	(754)	(703)
Total	$ (1,568)	$ (1,614)	$ (830)	$ (779)

Amounts recognized in Accumulated other comprehensive loss follow:

	Pension liabilities		Other postretirement liabilities	
	2009	2008	**2009**	2008
Net actuarial loss	$1,363	$1,410	$ 228	$ 159
Prior service cost (credit)	7	3	(12)	(13)
Total	$1,370	$1,413	$ 216	$ 146

Changes in pension and other postretirement benefits liabilities recognized in Accumulated other comprehensive loss in Eaton shareholders' equity follow:

	Pension liabilities		Other postretirement liabilities	
	2009	2008	**2009**	2008
Beginning balance	$1,413	$ 767	$ 146	$ 226
Prior service cost arising during the year	5	4		(8)
Net loss (gain) arising during the year	59	772	70	(58)
Foreign currency translation	21	(44)	1	(3)
Less amounts included in costs during the year	(128)	(83)	(1)	(11)
Other		(3)		
Net change for the year	(43)	646	70	(80)
Ending balance	$1,370	$1,413	$ 216	$ 146

Pension Plans

Assumptions used to determine pension benefit obligations and costs follow:

	United States plans			United States & non-United States plans (weighted-average)		
	2009	2008	2007	**2009**	2008	2007
Assumptions used to determine benefit obligation at year-end						
Discount rate	6.00%	6.30%	6.00%	5.85%	6.29%	5.96%
Rate of compensation increase	3.50%	3.50%	3.50%	3.61%	3.61%	3.68%
Assumptions used to determine cost						
Discount rate	6.30%	6.00%	5.60%	6.29%	5.96%	5.39%
Expected long-term return on plan assets	8.95%	8.95%	8.75%	8.18%	8.44%	8.31%
Rate of compensation increase	3.50%	3.50%	3.50%	3.61%	3.68%	3.67%

The expected long-term rate of return on pension assets was determined separately for each country and reflects long-term historical data taking into account each plan's target asset allocation.

The components of pension benefit cost recognized in the Statements of Consolidated Income follow:

	2009	2008	2007
Service cost	$ (110)	$ (137)	$ (147)
Interest cost	(203)	(190)	(163)
Expected return on plan assets	189	198	179
Amortization	(38)	(49)	(74)
	(162)	(178)	(205)
Curtailment loss	(22)	(1)	(1)
Settlement loss	(86)	(35)	(41)
Total cost	$ (270)	$ (214)	$ (247)

Due to limitations imposed by the Pension Protection Act on pension lump sum distributions, Eaton's U.S. Qualified Pension Plan became restricted in 2009 from making 100% lump sum payments. As a result, the plan experienced a significant increase in lump sum payments before the limitation went into effect. Total pension settlement expense was $86 in 2009, of which $83 was attributable to the U.S. pension plans. A portion of the increase was attributable to the workforce reduction in 2009. These charges were primarily included in the Statements of Consolidated Income in Cost of products sold or Selling & administrative expense, as appropriate. In Business Segment Information, the charges were included in Pension & other postretirement benefits expense.

As a result of the workforce reduction in 2009, curtailment expense of $22 related to pension plans was recognized in 2009. The curtailment expense included recognition of the change in the projected benefit obligation, as well as recognition of a portion of the unrecognized prior service cost. These charges were primarily included in the Statements of Consolidated Income in Cost of products sold or Selling & administrative expense, as appropriate. In Business Segment Information, the charges were included in Pension & other postretirement benefits expense.

The estimated net loss and prior service cost for the defined benefit pension plans that will be recognized from Accumulated other comprehensive loss into net periodic benefit cost in 2010 are $80 and $1, respectively.

The total accumulated benefit obligation for all pension plans at December 31, 2009 was $3,404 and at December 31, 2008 was $3,083. The components of pension plans with an accumulated benefit obligation in excess of plan assets at December 31 follow:

	2009	2008
Projected benefit obligation	$ 3,390	$ 2,819
Accumulated benefit obligation	3,217	2,663
Fair value of plan assets	1,792	1,168

United States pension plans represent 62% and 65% of benefit obligations at December 31, 2009 and 2008, respectively.

Contributions to pension plans that Eaton expects to make in 2010, and made in 2009, 2008 and 2007, follow:

	2010	**2009**	2008	2007
United States	$ 300	$ 177	$115	$ 150
Other	102	94	95	70
Total contributions	$ 402	$ 271	$210	$220

In January 2010, Eaton contributed $300 to the U.S. Pension Plan as described in the table above.

Pension benefit payments in 2009, and assumed pension benefit payments for each of the next five years, and the five years thereafter in the aggregate, were $318 in 2009, $171 in 2010, $178 in 2011, $181 in 2012, $409 in 2013, $250 in 2014 and $1,428 in 2015–2019. Pension lump sum payments in 2010, 2011 and 2012 are restricted to 50% due to limitations imposed by the Pension Protection Act.

The Company has various defined contribution benefit plans, primarily consisting of the Eaton Savings Plan in the United States. The total contributions related to these plans are charged to expense and were as follows:

	2009	2008	2007
Contributions	$25	$64	$59

Disclosures about Pension Plan Assets

Financial instruments included in pension plan assets are categorized into a fair value hierarchy of three levels, based on the degree of subjectivity inherent in the valuation methodology as follows:

- Level 1 – Quoted prices (unadjusted) for identical assets in active markets.
- Level 2 – Quoted prices for similar assets in active markets, and inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – Unobservable prices or inputs.

A summary of the fair value of pension plan assets at December 31, 2009, and the fair value measurement used, follows:

	Level 1	Level 2	Level 3	Total
Registered investment companies	$ 25			$ 25
Common collective trusts				
Cash equivalents		$ 27		27
U.S. equity		646		646
Non-U.S. equity & global equities		839		839
Fixed income		296		296
Long duration funds		84		84
U.S. Treasuries	37			37
Other fixed income		21		21
Cash equivalents	1	27		28
Other	7	3	$ 29	39
Total pension plan assets	$ 70	$1,943	$ 29	$2,042

Following is a description of the valuation methodologies used for pension plan assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

- *Registered investment companies* – Valued at the closing price of the exchange traded fund's shares.
- *Common collective trusts* – Valued at the net unit value of units held by the trust at year end. The unit value is determined by the total value of fund assets divided by the total number of units of the fund owned. The equity investments in collective trusts are predominantly in index funds for which the underlying securities are actively traded in public markets based upon readily measurable prices.
- *U.S. Treasuries* – Valued at the closing price of each security.
- *Other fixed income* – Asset backed securities, agencies and variable rate bonds valued based on pricing models which incorporate information from market sources and observed market movements.
- *Cash equivalents* – Primarily certificates of deposit, commercial paper and repurchase agreements.
- *Other* – Primarily insurance contracts for international plans and also futures contracts and over the counter options. These investments are valued based on the closing prices of future contracts or indices as available on the Bloomberg or similar service, and private equity investments.

The weighted-average pension plan asset allocations by asset category at December 31, 2009 and 2008 are as follows:

	2009	2008
Equity securities	75%	70%
Debt securities	21%	24%
Other	4%	6%
	100%	100%

Investment policies and strategies are developed on a country specific basis. The U.S. plans, representing 59% of worldwide pension assets, and the U.K. plans representing 33% of worldwide pension assets, are invested primarily for growth, as they are open plans with active participants and ongoing accruals. In general, the plans have their primary allocation to diversified, global equities, primarily through index funds in the form of common collective trusts. The U.S. plan's target allocation is 37.5% U.S. equities, 37.5% non-U.S. equities and 25% debt securities and other, including cash equivalents. The U.K. plan's target asset allocations are 64% equities and the remainder in debt securities. The equity risk for the plans is managed through broad geographical diversification and diversification across industries and levels of market capitalization. The majority of debt allocations for these plans are longer duration government (including inflation protected securities) and corporate debt. The U.S. pension plan is authorized to use derivatives to achieve more economically desired market exposures and to use futures, swaps and options to gain or hedge exposures. In 2009, the U.S. pension fund purchased put spreads on the S&P 500 to manage the downside risk of a portion of its domestic equity exposure. One U.K. plan uses long duration funds to more closely manage the interest rate risk of the liabilities.

Other Postretirement Benefits Plans

Assumptions used to determine other postretirement benefit obligations and cost follow:

	2009	2008	2007
Assumptions used to determine benefit obligation at year-end			
Discount rate	5.70%	6.30%	6.00%
Health care cost trend rate assumed for next year	8.30%	8.25%	8.30%
Ultimate health care cost trend rate	4.75%	4.75%	4.75%
Year ultimate health care cost trend rate is achieved	2017	2017	2015
Assumptions used to determine cost			
Discount rate	6.30%	6.00%	5.60%
Initial health care cost trend rate	8.25%	8.30%	8.80%
Ultimate health care cost trend rate	4.75%	4.75%	4.75%
Year ultimate health care cost trend rate is achieved	2017	2015	2014

The components of other postretirement benefits cost recognized in the Statements of Consolidated Income follow:

	2009	2008	2007
Service cost	$ (15)	$ (15)	$ (15)
Interest cost	(49)	(49)	(47)
Amortization	(1)	(11)	(11)
	(65)	(75)	(73)
Curtailment loss	(1)		
Total costs	$ (66)	$ (75)	$ (73)

Estimated net loss and prior service cost (credit) for other postretirement benefits plans that will be recognized from Accumulated other comprehensive loss into net periodic benefits cost in 2010 are $11 and $(2), respectively.

Assumed health care cost trend rates may have a significant effect on the amounts reported for the health care plans. A 1-percentage point change in the assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total service and interest cost	$ 2	$ (2)
Effect on other postretirement liabilities	22	(20)

At December 31, 2009, expected other postretirement benefit payments for each of the next five years and the five years thereafter in the aggregate are $87 in 2010, $86 in 2011, $84 in 2012, $82 in 2013, $81 in 2014 and $370 in 2015–2019. The expected subsidy receipts related to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, which would reduce the other postretirement benefit payments listed above for each of the next five years and the five years thereafter in the aggregate are, $8 in 2010 and 2011, $9 in 2012, 2013 and 2014, and $45 in 2015–2019.

Protection of the Environment & Sustainability

Eaton has established policies to ensure that its operations are conducted in keeping with good corporate citizenship and with a positive commitment to the protection of the natural and workplace environments. For example, each manufacturing facility has a person responsible for environmental, health and safety (EHS) matters. All of the Company's manufacturing facilities are required to be certified to ISO 14001, an international standard for environmental management systems. The Company routinely reviews EHS performance at each of its facilities and continuously strives to improve pollution prevention at its facilities.

As a result of past operations, Eaton is involved in remedial response and voluntary environmental remediation at a number of sites, including certain of its currently-owned or formerly-owned plants. The Company has also been named a potentially responsible party (PRP) under the Federal Superfund law at a number of waste disposal sites.

A number of factors affect the cost of environmental remediation, including the number of parties involved at a particular site, the determination of the extent of contamination, the length of time the remediation may require, the complexity of environmental regulations, and the continuing advancement of remediation technology. Taking these factors into account, Eaton has estimated the costs of remediation, which will be incurred over a period of years. The Company accrues an amount on an undiscounted basis, consistent with the estimates of these costs when it is probable that a liability has been incurred. The Consolidated Balance Sheet included a liability for these costs of $80 at December 31, 2009 and $85 at December 31, 2008.

Based upon Eaton's analysis and subject to the difficulty in estimating these future costs, the Company expects that any sum it may be required to pay in connection with environmental matters is not reasonably likely to exceed the liability by an amount that would have a material adverse effect on its financial position, results of operations or cash flows. All of these estimates are forward-looking statements and, given the inherent uncertainties in evaluating environmental exposures, actual results can differ from these estimates.

Contingencies

Eaton is subject to a broad range of claims, administrative proceedings, and legal proceedings, such as lawsuits that relate to contractual allegations, patent infringement, personal injuries (including asbestos claims) antitrust matters and employment-related matters. Although it is not possible to predict with certainty the outcome or cost of these matters, the Company believes that these matters will not have a material adverse effect on its financial position, results of operations or cash flows.

Meritor Litigation

On October 5, 2006, ZF Meritor LLC and Meritor Transmission Corporation (collectively, Meritor) filed an action against Eaton in the U.S. District Court for Delaware. The action seeks damages, which would be trebled under U.S. antitrust laws, as well as injunctive relief and costs. The suit alleged that Eaton engaged in anti-competitive conduct against Meritor in the sale of heavy-duty truck transmissions in North America. Following a four week trial on liability only, on October 8, 2009, the jury returned a verdict in favor of Meritor. Eaton firmly believes that it competes fairly and honestly for business in the marketplace, and that at no time did it act in an anti-competitive manner. During an earlier stage in the case, the judge concluded that damage estimates contained in a report filed by Meritor were not based on reliable data and the report was specifically excluded from the case. On November 3, 2009, Eaton filed a motion for judgment as a matter of law and to set aside the verdict. That motion is currently pending. Accordingly, an estimate of any potential loss related to this action cannot be made at this time.

Eaton Shareholders' Equity

There are 500 million common shares authorized ($.50 par value per share), 166.2 million of which were issued and outstanding at year-end 2009. At December 31, 2009, there were 8,452 holders of record of common shares. Additionally, 17,960 current and former employees were shareholders through participation in the Eaton Savings Plan (ESP), Eaton Personal Investment Plan (EPIP) and Eaton Electrical de Puerto Rico Inc. Retirement Savings Plan.

In 2008, Eaton sold 18.678 million of its common shares in a public offering, resulting in net cash proceeds of $1.522 billion. The cash proceeds from the sale of the common shares were used to repay borrowings incurred to fund the acquisitions of Moeller and Phoenixtec, and to repay commercial paper issued under the backstop provided by a $3.0 billion revolving credit agreement that Eaton terminated in May 2008.

Eaton has a common share repurchase plan that authorizes the repurchase of 10 million common shares. The shares are expected to be repurchased over time, depending on market conditions, the market price of the Company's common shares, the Company's capital levels and other considerations. The number of common shares repurchased in the open market and total cost, follows:

	2009	2008	2007
Shares repurchased in millions	0	1.420	4.092
Cost	$ 0	$ 100	$ 340

The number of stock options exercised and the resulting cash proceeds follows:

	2009	2008	2007
Stock options exercised in millions	.844	1.240	3.713
Cash proceeds	$ 27	$ 47	$ 141

Eaton has plans that permit certain employees and directors to defer a portion of their compensation. A trust contains $22 of common shares and marketable securities, as valued at December 31, 2009, to fund a portion of these liabilities. The marketable securities were included in Other assets and the common shares were included in Eaton shareholders' equity at historical cost.

Stock Options

Under various plans, stock options have been granted to certain employees and directors to purchase common shares at prices equal to fair market value on the date of grant. Substantially all of these options vest ratably during the three-year period following the date of grant and expire 10 years from the date of grant. Compensation expense is recognized for stock options based on the fair value of the options at the date of grant. Expense is recognized on a straight-line basis over the period the employee or director is required to provide service in exchange for the award.

The fair value of stock options granted was estimated using the Black-Scholes option pricing model. A summary of the assumptions used in determining the fair value of options follows:

	2009	2008	2007
Expected volatility	30%	27% to 22%	22%
Expected option life in years	5.5	5.5	5
Expected dividend yield	2.0%	2.0%	2.0%
Risk-free interest rate	1.7% to 2.2%	3.6% to 1.7%	4.0% to 4.9%
Weighted-average fair value of stock options granted	$10.27	$16.59	$17.79

Application of the Black-Scholes option pricing model involves assumptions that are judgmental and affect compensation expense. Historical information was the primary basis for the selection of expected volatility, expected option life, and expected dividend yield. Expected volatility was based on the most recent historical period equal to the expected life of the option. The risk-free interest rate was based on yields of U.S. Treasury zero-coupon issues with a term equal to the expected life of the option, on the date the stock options were granted.

A summary of stock option activity for 2009 follows:

	Weighted-average price per option	Options	Weighted-average remaining contractual life in years	Aggregate intrinsic value
(Options in millions)				
Outstanding at January 1, 2009	$ 62.61	11.6		
Granted	41.89	.1		
Exercised	33.12	(.8)		
Canceled	75.00	(.4)		
Outstanding at December 31, 2009	$ 64.37	10.5	5.4	$ 72
Exercisable at December 31, 2009	$ 61.06	8.7	4.9	$ 70
Reserved for future grants at December 31, 2009		7.5		

The aggregate intrinsic value in the table above represents the total excess of the $63.62 closing price of Eaton common shares on the last trading day of 2009 over the exercise price of the stock option, multiplied by the related number of options outstanding and exercisable. The aggregate intrinsic value is not recognized for financial accounting purposes and the value changes based on the daily changes in the fair market value of the Company's common shares.

Information related to stock options follows:

	2009	2008	2007
Pretax expense for stock options	$ 28	$ 29	$ 30
After-tax expense for stock options	19	20	21
Proceeds from stock options exercised	27	47	141
Income tax benefits related to stock options exercised			
Reported in operating activities in statement of cash flows	2	4	11
Reported in financing activities in statement of cash flows	4	13	42
Intrinsic value of stock options exercised	19	52	163
Total fair value of stock options vesting	22	31	31

As of December 31, 2009, the total compensation expense not yet recognized related to nonvested stock options was $14, and the weighted-average period in which the expense is expected to be recognized is 1.2 years.

Restricted Stock Units and Awards

Restricted stock units and awards (RSUs) have been issued to certain employees at fair market value at the date of grant. These awards entitle the holder to receive one common share for each RSU upon vesting, generally over three years. A summary of the RSU activity for 2009 follows:

	Number of restricted stock award units	Weighted-average fair value per award
Non-vested at January 1, 2009	.5	$ 78.62
Granted	1.9	43.60
Vested	(.2)	74.40
Forfeited	(.1)	47.83
Non-vested at December 31, 2009	2.1	$ 48.59

Information related to RSUs follows:

	2009	2008	2007
Pretax expense for RSUs	$ 25	$ 15	$ 10
After-tax expense for RSUs	17	10	6

As of December 31, 2009, the total compensation expense not yet recognized related to nonvested RSUs was $64, and the weighted-average period in which the expense is expected to be recognized is 1.8 years.

Accumulated Other Comprehensive Loss

The components of Accumulated other comprehensive loss as reported in the Consolidated Balance Sheet follow:

	2009	2008
Foreign currency translation and related hedging instruments (net of income tax benefit of $32 in 2009 and $77 in 2008)	$ (183)	$ (532)
Deferred gain (loss) on cash flow hedges (net of income taxes of $4 in 2009 and income tax benefit of $16 in 2008)	7	(29)
Pensions (net of income tax benefit of $459 in 2009 and $501 in 2008)	(911)	(912)
Other postretirement benefits (net of income tax benefit of $95 in 2009 and $81 in 2008)	(121)	(65)
Total accumulated other comprehensive loss	$ (1,208)	$ (1,538)

A discussion of the adjustments related to pensions and other postretirement benefit liabilities is included in the "Retirement Benefits Plans" Note above.

Income Taxes

Income from continuing operations before income taxes is summarized below based on the geographic location of the operation to which such earnings are attributable. Certain foreign operations are branches of Eaton and are, therefore, subject to United States as well as foreign income tax regulations. As a result, pretax income by location and the components of income tax expense by taxing jurisdiction are not directly related. For purposes of this note to the consolidated financial statements, non-United States operations include Puerto Rico.

	Income (loss) from continuing operations before income taxes		
	2009	2008	2007
United States	$ (298)	$ 123	$ 60
Non-United States	601	1,017	995
Total income before income taxes	$ 303	$1,140	$ 1,055

	Income tax (benefit) expense from continuing operations		
	2009	2008	2007
Current			
United States			
Federal	$ 40	$ 36	$ 7
State & local	5	4	9
Non-United States	69	219	140
Total current income tax expense	114	259	156
Deferred			
United States			
Federal	(174)	(17)	(15)
State & local	(4)	(42)	(20)
Non-United States	(18)	(127)	(39)
Total deferred income tax (benefit)	(196)	(186)	(74)
Total income tax (benefit) expense	$ (82)	$ 73	$ 82

Reconciliations of income taxes from the United States Federal statutory rate to the effective income tax rate for continuing operations follow:

	2009	2008	2007
Income taxes at the United States Federal statutory rate	35.0%	35.0%	35.0%
United States operations			
State & local income taxes	0.4%	0.3%	0.2%
Deductible dividends	(2.1)%	(0.5)%	(0.4)%
Deductible interest	(2.3)%	(0.6)%	(0.6)%
Credit for increasing research activities	(3.9)%	(1.2)%	(1.2)%
Other United States-net	5.0%	4.8%	0.4%
Non-United States operations			
Foreign tax credit	(2.5)%	(3.0)%	(1.2)%
Non-United States operations (earnings taxed at other than United States tax rate)	(52.6)%	(18.9)%	(19.0)%
Worldwide operations			
Adjustments to tax liabilities	(11.9)%	(3.6)%	(5.6)%
Adjustments to valuation allowances	7.7%	(5.9)%	0.2%
Effective income tax (benefit) expense rate	(27.2)%	6.4%	7.8%

The income tax benefit rate for 2009 was favorably affected by tax benefits of $104 from U.S. Federal income tax losses where it is more likely than not that they will be realized. The 2009 income tax rate reconciliation is also impacted by the favorable non-United States operations tax rate differential being applied to a significantly lower worldwide income before income taxes. Eaton also recognized income tax benefits of $13, $108 and $57 in 2009, 2008 and 2007, respectively, which represented adjustments to worldwide tax liabilities and valuation allowances. The 2009 benefits resulted from multiple income tax items including benefits related to the settlement of international income tax audits. The 2008 income tax benefits reduced the effective income tax rate for 2008 from 15.9% to 6.4%. The 2008 benefits resulted from multiple income tax items including a benefit of $44 related to the consolidation of various legal entities and the recognition of $25 of tax credits related to the transfer of certain international operations. The 2007 income tax benefits reduced the effective income tax rate for 2007 from 13.2% to 7.8%. The 2007 income tax benefits resulted from multiple income tax items including a $14 benefit from changes to state tax laws and a favorable revaluation of worldwide deferred income tax assets.

With limited exceptions, no provision has been made for income taxes on undistributed earnings of non-United States subsidiaries of $4,945 at December 31, 2009, since it is the Company's intention to indefinitely reinvest undistributed earnings of its foreign subsidiaries. It is not practicable to estimate the additional income taxes and applicable foreign withholding taxes that would be payable on the remittance of such undistributed earnings.

Worldwide income tax payments for 2009, 2008 and 2007 follows:

	2009	2008	2007
Worldwide income tax payments	$ 124	$ 185	$ 141

Deferred Income Tax Assets & Liabilities

Significant components of current and long-term deferred income taxes follow:

	2009		2008	
	Current assets	Long-term assets & liabilities	Current assets	Long-term assets & liabilities
Accruals & other adjustments				
Employee benefits	$ 78	$773	$ 57	$821
Depreciation & amortization	3	(642)	(3)	(692)
Other accruals & adjustments	293	103	188	125
Other items		(5)		(5)
United States Federal income tax loss carryforwards	13	38		7
United States Federal income tax credit carryforwards		165		121
United States state & local tax loss carryforwards and tax credit carryforwards		72		69
Non-United States tax loss carryforwards		291		206
Non-United States income tax credit carryforwards		66		52
Valuation allowance for income tax loss and income tax credit carryforwards		(360)		(259)
Other valuation allowance	(10)	(78)	(3)	(17)
Total deferred income taxes	$377	$423	$239	$428

At the end of 2009, United States Federal income tax loss carryforwards and income tax credit carryforwards were available to reduce future Federal income tax liabilities. A summary of these carryforwards and their expiration dates are summarized below:

	2010 through 2014	2015 through 2019	2020 through 2024	2025 through 2029	Not subject to expiration	Related valuation allowance
United States Federal income tax loss carryforwards	$ 4		$ 5	$136		
United States Federal deferred income tax assets for income tax loss carryforwards	1		2	48		$ (6)
United States Federal income tax credit carryforwards		$ 46		66	$ 53	(13)

United States state and local tax loss carryforwards and tax credit carryforwards with a future tax benefit are also available at the end of 2009. A summary of these carryforwards and their expiration are summarized below:

	2010 through 2014	2015 through 2019	2020 through 2024	2025 through 2029	2030 through 2034	Related valuation allowance
United States state and local income tax loss carryforwards - net of Federal tax effect	$ 7	$ 6	$ 17	$ 9	$ 1	$ (12)
United States state and local income tax credit carryforwards - net of Federal tax effect	9	10	5	4	4	(18)

At December 31, 2009, certain non-United States subsidiaries had tax loss carryforwards and income tax credit carryforwards that are available to offset future taxable income. A summary of these carryforwards and their expiration is provided below:

	2010 through 2014	2015 through 2019	2020 through 2024	2025 through 2029	Not subject to expiration	Related valuation allowance
Non-United States tax loss carryforwards	$155	$146	$ 40	$ 2	$708	
Non-United States deferred income tax assets for income tax loss carryforwards	40	40	12		199	$(279)
Non-United States income tax credit carryforwards	2	58			6	(32)

Recoverability of Deferred Income Tax Assets

Eaton is subject to the income tax laws in the jurisdictions in which it operates. In order to determine its income tax provision for financial statement purposes, Eaton must make significant estimates and judgments about its business operations in these jurisdictions. These estimates and judgments are also used in determining the deferred income tax assets and liabilities that have been recognized for the differences between the financial accounting and income tax basis of assets, liabilities, tax loss carryforwards and income tax credit carryforwards.

Management evaluates the realizability of deferred income tax assets for each of the jurisdictions in which it operates. If the Company experiences cumulative pretax income in a particular jurisdiction in the three-year period including the current and prior two years, management normally concludes that the deferred income tax assets will more likely than not be realizable and no valuation allowance is recognized, unless known or planned operating developments would lead management to conclude otherwise. However, if the Company experiences cumulative pretax losses in a particular jurisdiction in the three-year period including the current and prior two years, management then considers a series of significant factors in the determination of whether the deferred income tax assets can be realized. The significant factors include historical operating results, known or planned operating developments, the period of time over which certain temporary differences will reverse, consideration of the utilization of certain deferred tax liabilities, tax law carryback capability in the particular country, prudent and feasible tax planning actions, and estimates of future earnings and taxable income using the same assumptions as the Company's goodwill and other impairment testing. After evaluation of these factors, if the deferred income tax assets are expected to be realized within the tax carryforward period allowed for that specific country, management would conclude that no valuation allowance would be required. To the extent that the deferred income tax assets exceed the amount that is expected to be realized within the tax carryforward period for a particular jurisdiction, management would conclude that a valuation allowance is required.

Deferred income tax assets and liabilities are described in detail above. As of December 31, 2009, U.S. Federal deferred income tax assets were $1.4 billion. The largest component of the deferred income tax assets is due to the differing timing of revenue and expense recognition for income tax versus financial statement purposes. In addition, the Company had a net operating loss in the U.S. in 2009 and possesses certain income tax credit carryforwards that comprise the remainder of the balance. Over the 20 year carryforward period available for net operating losses and general business credits, taxable income of approximately $4.0 billion would need to be realized to utilize all deferred income tax assets. After applying the methodology described above, as of December 31, 2009, management believes that it is more likely than not that the entire U.S. Federal deferred income tax assets will be realized. Accordingly, the Company has not established a valuation allowance on its U.S. Federal deferred income tax assets.

Applying the above methodology, valuation allowances have been established for certain U.S. state and local income as well as certain non-U.S. deferred income tax assets to the extent they are not expected to be realized within the particular tax carryforward period.

Unrecognized Income Tax Benefits

Eaton's historical policy has been to enter into tax planning strategies only if it is more likely than not that the benefit would be sustained upon audit. For example, the Company does not enter into any of the Internal Revenue Service (IRS) Listed Transactions as set forth in Treasury Regulation 1.6011-4.

A summary of gross unrecognized income tax benefits follows:

	2009	2008	2007
Beginning balance	$ 139	$ 96	$ 93
Increases and decreases as a result of positions taken during prior years			
Transfers from (to) valuation allowances	(1)	(2)	10
Other increases	37	11	4
Other decreases, including foreign currency translation	(4)	(18)	(26)
Balances related to acquired businesses	5	30	
Increases as a result of positions taken during the current year	28	35	33
Decreases relating to settlements with tax authorities	(4)		(18)
Decreases as a result of a lapse of the applicable statute of limitations	(3)	(13)	
Ending balance	$ 197	$ 139	$ 96

If all of the gross unrecognized tax benefits were recognized, the net impact on the effective income tax rate would be $149.

Eaton recognizes interest and penalties related to unrecognized income tax benefits in the provision for income tax expense. The Company has accrued penalties in jurisdictions where they are automatically applied to any deficiency, regardless of the merit of the position. As of December 31, 2009, Eaton had accrued approximately $43 for the payment of worldwide interest and penalties. The Company had accrued approximately $38 at December 31, 2008.

The resolution of the majority of Eaton's unrecognized income tax benefits is dependent on uncontrollable factors such as law changes; new case law; the willingness of the income tax authority to settle the issue, including the timing thereof; and other factors. Therefore, for the majority of unrecognized income tax benefits, it is not reasonably possible to estimate the increase or decrease in the next 12 months. For each of the unrecognized income tax benefits where it is possible to estimate the increase or decrease in the balance within the next 12 months, the Company does not anticipate any significant change.

Eaton or its subsidiaries file income tax returns in the United States and foreign jurisdictions. The U.S. Internal Revenue Service (IRS) is currently in the process of conducting an examination of the Company's U.S. income tax returns for 2005 and 2006. Eaton is also under examination for the income tax filings in various state and foreign jurisdictions. With only a few exceptions, the Company is no longer subject to state and local income tax examinations for years before 2006, or foreign examinations for years before 2004. Eaton does not anticipate any adjustments that would result in a material change in financial position.

Other Information

Accounts Receivable

Accounts receivable are net of an allowance for doubtful accounts at December 31, 2009 and 2008 as follows:

	2009	2008
Allowance for doubtful accounts	$ 67	$ 38

Inventories

The components of inventories follow:

	2009	2008
Raw materials	$ 608	$ 683
Work-in-process	222	285
Finished goods	601	702
Inventories at FIFO	1,431	1,670
Excess of FIFO over LIFO cost	(105)	(116)
Total inventories	$ 1,326	$ 1,554

Inventories at FIFO accounted for using the LIFO method were 46% and 43% at the end of 2009 and 2008, respectively.

Warranty Liabilities

A summary of the current and long-term liabilities for warranties follows:

	2009	2008	2007
Beginning balance	$ 165	$ 167	$ 176
Current year provision	77	95	57
Business acquisitions		13	7
Claims paid/satisfied	(98)	(108)	(73)
Other	3	(2)	
Ending balance	$ 147	$ 165	$ 167

Lease Commitments

Eaton leases certain real properties and equipment. Minimum rental commitments at December 31, 2009 under noncancelable operating leases, which expire at various dates and in most cases contain renewal options, for each of the next five years and thereafter in the aggregate were, $121 in 2010, $96 in 2011, $64 in 2012, $45 in 2013, $27 in 2014 and $47 thereafter.

Rental expense follows:

	2009	2008	2007
Rental expense	$ 177	$ 173	$ 133

Net Income per Common Share

A summary of the calculation of net income per common share attributable to common shareholders assuming dilution and basic follows:

	2009	2008	2007
(Shares in millions)			
Income from continuing operations	$ 383	$ 1,055	$ 959
Income from discontinued operations		3	35
Net income attributable to common shareholders	$ 383	$ 1,058	$ 994
Average number of common shares outstanding – diluted	167.9	162.3	150.3
Less dilutive effect of stock options and restricted stock awards	1.5	2.1	3.0
Average number of common shares outstanding – basic	166.4	160.2	147.3
Net income per common share – diluted			
Continuing operations	$ 2.27	$ 6.50	$ 6.38
Discontinued operations		.02	.24
Total	$ 2.27	$ 6.52	$ 6.62
Net income per common share – basic			
Continuing operations	$ 2.31	$ 6.58	$ 6.51
Discontinued operations		.02	.24
Total	$ 2.31	$ 6.60	$ 6.75

In 2009 and 2008, 6.6 million and 8.5 million stock options, respectively, were excluded from the calculation of diluted net income per common share because the exercise price of the options exceeded the average market price of the common shares during the period and their effect, accordingly, would have been antidilutive.

Financial Assets & Liabilities Measured at Fair Value

Financial instruments are categorized into a fair value hierarchy of three levels, based on the degree of subjectivity inherent in the valuation methodology as follows:

- Level 1 – Quoted prices (unadjusted) for identical assets in active markets.
- Level 2 – Quoted prices for similar assets in active markets, and inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – Unobservable prices or inputs.

A summary of financial instruments recognized at fair value at December 31, 2009, and the fair value measurement used, follows:

	Recognized value	Level 1	Level 2	Level 3
Cash	$ 340	$ 340		
Short-term investments	433	433		
Foreign currency forward exchange contracts	(12)		$ (12)	
Commodity contracts	8		8	
Fixed-to-floating interest rate swaps	29		29	
Related long-term debt converted to floating interest rates by interest rate swaps	(29)		(29)	
Total	$ 769	$ 773	$ (4)	

Long-term debt and current portion of long-term debt had a carrying value of $3,354 and fair value of $3,601 at December 31, 2009 compared to $3,459 and $3,427 at the end of 2008.

Assets of $2,042 related to defined benefit pension plans were also measured at fair value at December 31, 2009, compared to $1,674 at December 31, 2008. The assets related to the defined benefit pension plans are described in the "Retirement Benefits Plans" Note above.

Disclosures About Derivative Financial Instruments & Hedging Activities

Information as to derivative financial instruments recognized in the Consolidated Balance Sheet as of December 31, 2009 follows:

	Fair value of derivative financial instruments		
	Other current assets	Other long-term assets	Other current liabilities
Derivatives designated as hedges			
Fixed-to-floating interest rate swaps (fair value hedges)		$ 29	
Foreign currency exchange contracts (cash flow hedges)	$ 6		$ 4
Commodity contracts (cash flow hedges)	5		
Total	$ 11	$ 29	$ 4
Derivatives not designated as hedges			
Foreign currency exchange contracts	$ 17		$ 31
Commodity contracts	3		
Total	$ 20		$ 31

At December 31, 2009, the notional amount related to derivatives designated as hedges in the table above was $879, including $700 of fixed-to-floating interest rate swaps.

Amounts recognized in net income and in Eaton shareholders' equity for the year ended December 31, 2009 follow:

	Amount of gain (loss) recognized in net income	
Derivatives designated as fair value hedges		
Fixed-to-floating interest rate swaps	$ (47)	Interest expense
Related long-term debt converted to floating interest rates by interest rate swaps	47	Interest expense

	Amount of gain (loss) recognized in Eaton shareholders' equity	Amount of gain (loss) reclassified from Eaton shareholders' equity	
Derivatives designated as cash flow hedges			
Foreign currency exchange contracts	$ (1)	$ (8)	Cost of products sold
Commodity contracts	22	(14)	Cost of products sold
Total	$ 21	$ (22)	

As of December 31, 2009, $6 of deferred net gains related to foreign currency exchange contracts and commodity contracts that were recognized in Eaton shareholders' equity are expected to be reclassified to net income during the next twelve months.

In 2008, Eaton issued Yen 10 billion ($110 million) of 10-year long-term debt. The debt is designated and qualifies as a non-derivative instrument hedging the foreign currency exposure of Eaton's net investment in Japanese operations. As of December 31, 2009, a gain of $2 resulting from this hedge was recognized in Eaton shareholders' equity.

Business Segment & Geographic Region Information

Eaton Corporation is a diversified power management company with 2009 sales of $11.9 billion. Eaton is a global technology leader in electrical components and systems for power quality, distribution and control; hydraulics components, systems and services for industrial and mobile equipment; aerospace fuel, hydraulics and pneumatic systems for commercial and military use; and truck and automotive drivetrain and powertrain systems for performance, fuel economy and safety. Eaton has approximately 70,000 employees in over 50 countries, and sells products to customers in more than 150 countries.

In 2009, Eaton changed its business segment financial reporting structure. The Electrical segment was divided into Electrical Americas and Electrical Rest of World. The Hydraulics, Aerospace, Truck and Automotive segments continued as individual reporting segments. Accordingly, business segment information for prior years has been restated to conform to the current year's presentation. The change to the business segments did not affect net income for any of the periods presented.

Electrical Americas & Electrical Rest of World

The Electrical segments are global leaders in power distribution, power quality, industrial automation and power control products and services. Products include circuit breakers, switchgear, UPS systems, power distribution units, panelboards, loadcenters, motor controls, meters, sensors, relays and inverters. The principal markets for the Electrical Americas and Electrical Rest of World segments are industrial, institutional, government, utility, commercial, residential, information technology and original equipment manufacturer customers. These products are used wherever there is a demand for electrical power in commercial buildings, data centers, residences, apartment and office buildings, hospitals, factories and utilities. The segments share several common global customers, but a large number of customers are located regionally and sales are made directly and indirectly through distributors, resellers and manufacturers representatives.

Hydraulics

The Hydraulics segment is a worldwide leader in reliable, high-efficiency hydraulic components and systems for use in mobile and industrial markets. Eaton offers a wide range of power products including pumps, motors and hydraulic power units; a broad range of controls and sensing products, including valves, cylinders and electronic controls; a full range of fluid conveyance products, including industrial and hydraulic hose, fittings, and assemblies, thermoplastic hose and tubing, couplings, connectors, and assembly equipment; filtration systems solutions; heavy-duty drum and disc brakes; and golf grips. The principal market segments for Hydraulics include oil and gas, renewable energy, marine, agriculture, construction, mining, forestry, utility, material handling, truck and bus, machine tools, molding, primary metals and power generation. Key manufacturers in these markets and other customers are located globally, and these products are sold and serviced through a variety of channels.

Aerospace

The Aerospace segment is a leading global supplier to the commercial and military aviation and aerospace industries. Products include hydraulic power generation systems for aerospace applications including pumps, motors, hydraulic power units, hose and fittings, electro-hydraulic pumps and power and load management systems; controls and sensing products, including valves, cylinders, electronic controls, electromechanical actuators, sensors, displays and panels, aircraft flap and slat systems and nose wheel steering systems; fluid conveyance products, including hose, thermoplastic tubing, fittings, adapters, couplings, sealing and ducting; and fuel systems, including fuel pumps, sensors, valves, adapters and regulators. The principal markets for the Aerospace segment are manufacturers of commercial and military aircraft and related after-market customers. These manufacturers and other customers operate globally, and these products are sold and serviced through a variety of channels.

Truck

The Truck segment is a leader in the design, manufacture and marketing of a complete line of powertrain systems and components for commercial vehicles. Products include transmissions, clutches and hybrid electric power systems. The principal markets for the Truck segment are original equipment manufacturers and after-market customers of heavy-, medium- and light-duty trucks and passenger cars. These manufacturers and other customers are located globally, and most sales of these products are made directly to these customers.

Automotive

The Automotive segment is a leading supplier of critical components that reduce emissions and fuel consumption and improve stability and performance of cars, light trucks and commercial vehicles. Products include superchargers, engine valves and valve actuation systems, cylinder heads, locking and limited slip differentials, transmission controls, engine controls, fuel vapor components, compressor control clutches for mobile refrigeration, fluid connectors and hoses for air conditioning and power steering, decorative spoilers, underhood plastic components, fluid conveyance products including, hose, thermoplastic tubing, fittings, adapters, couplings and sealing products to the global automotive industry. The principal markets for the Automotive segment are original equipment manufacturers and aftermarket customers of light-duty trucks and passenger cars. These manufacturers and other customers are located globally, and most sales of these products are made directly to these customers.

Other Information

No single customer represented more than 10% of net sales in 2009, 2008 or 2007.

The accounting policies of the business segments are generally the same as the policies described under "Accounting Policies" above, except that inventories and related cost of products sold of the segments are accounted for using the FIFO method and operating profit only reflects the service cost component related to pensions and other postretirement benefits. Intersegment sales and transfers are accounted for at the same prices as if the sales and transfers were made to third parties.

For purposes of business segment performance measurement, the Company does not allocate to the business segments items that are of a non-operating nature, or corporate organizational and functional expenses of a governance nature. Corporate expenses consist of corporate office expenses including compensation, benefits, occupancy, depreciation, and other administrative costs. Identifiable assets of the business segments exclude goodwill, other intangible assets, and general corporate assets, which principally consist of cash, short-term investments, deferred income taxes, certain accounts receivable, certain property, plant and equipment, and certain other assets.

Geographic Region Information

Net sales are measured based on the geographic location of the selling plant. Long-lived assets consist of property, plant and equipment-net.

	Net sales	Long-lived assets
2009		
United States	$ 6,767	$ 1,024
Canada	355	23
Latin America	1,061	272
Europe	3,007	748
Asia Pacific	1,642	378
Eliminations	(959)	
Total	$ 11,873	$ 2,445
2008		
United States	$ 8,775	$ 1,129
Canada	428	21
Latin America	1,455	250
Europe	4,002	827
Asia Pacific	1,963	412
Eliminations	(1,247)	
Total	$ 15,376	$ 2,639
2007		
United States	$ 8,556	$ 1,158
Canada	371	20
Latin America	1,246	345
Europe	2,624	595
Asia Pacific	1,144	215
Eliminations	(908)	
Total	$ 13,033	$ 2,333

Business Segment Information	2009	2008	2007
Net sales			
Electrical Americas	$ 3,410	$ 4,016	$ 3,601
Electrical Rest of World	2,483	2,904	1,158
Hydraulics	1,692	2,523	2,391
Aerospace	1,602	1,811	1,594
Truck	1,457	2,251	2,147
Automotive	1,229	1,871	2,142
Total net sales	$ 11,873	$ 15,376	$ 13,033
Segment operating profit (loss)			
Electrical Americas	$ 518	$ 630	$ 534
Electrical Rest of World	107	233	45
Hydraulics	51	285	265
Aerospace	245	283	233
Truck	39	315	357
Automotive	(10)	59	234
Corporate			
Amortization of intangible assets	(170)	(161)	(79)
Interest expense-net	(150)	(157)	(147)
Pension & other postretirement benefits expense	(212)	(141)	(164)
Stock option expense	(28)	(29)	(30)
Other corporate expense – net	(87)	(177)	(193)
Income from continuing operations before income taxes	303	1,140	1,055
Income tax (benefit) expense	(82)	73	82
Income from continuing operations	385	1,067	973
Income from discontinued operations		3	35
Net income	385	1,070	1,008
Adjustment of net income for noncontrolling interests	(2)	(12)	(14)
Net income attributable to common shareholders	$ 383	$ 1,058	$ 994
Business segment operating profit was reduced by acquisition integration charges as follows:			
Electrical Americas	$ 4	$ 4	
Electrical Rest of World	60	43	$ 12
Hydraulics	3	6	12
Aerospace	12	20	39
Automotive	1	3	1
Total	$ 80	$ 76	$ 64
Identifiable assets			
Electrical Americas	$ 1,050	$ 1,238	$ 1,264
Electrical Rest of World	1,625	1,817	696
Hydraulics	939	1,132	1,192
Aerospace	729	798	852
Truck	797	801	996
Automotive	866	947	1,145
Total identifiable assets	6,006	6,733	6,145
Goodwill	5,435	5,232	3,982
Other intangible assets	2,441	2,518	1,557
Corporate	2,400	2,172	1,746
Total assets	$ 16,282	$ 16,655	$ 13,430
Expenditures for property, plant & equipment			
Electrical Americas	$ 30	$ 85	$ 61
Electrical Rest of World	39	77	21
Hydraulics	21	54	56
Aerospace	16	23	39
Truck	30	69	62
Automotive	24	54	79
Total	160	362	318
Corporate	35	86	36
Total expenditures for property, plant & equipment	$ 195	$ 448	$ 354
Depreciation of property, plant & equipment			
Electrical Americas	$ 56	$ 61	$ 61
Electrical Rest of World	61	49	18
Hydraulics	57	59	62
Aerospace	26	27	26
Truck	83	89	84
Automotive	85	97	94
Total	368	382	345
Corporate	30	27	23
Total depreciation of property, plant & equipment	$ 398	$ 409	$ 368

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Millions of dollars unless indicated otherwise (per share data assume dilution)

Net income refers to net income attributable to Eaton common shareholders

Overview of the Company

Eaton Corporation is a diversified power management company with 2009 sales of $11.9 billion. Eaton is a global technology leader in electrical components and systems for power quality, distribution and control; hydraulics components, systems and services for industrial and mobile equipment; aerospace fuel, hydraulics and pneumatic systems for commercial and military use; and truck and automotive drivetrain and powertrain systems for performance, fuel economy and safety. Eaton has approximately 70,000 employees in over 50 countries, and sells products to customers in more than 150 countries.

In 2009, Eaton changed its business segment financial reporting structure. The Electrical segment was divided into Electrical Americas and Electrical Rest of World. The Hydraulics, Aerospace, Truck and Automotive segments continued as individual reporting segments. Accordingly, business segment information for prior years has been restated to conform to the current year's presentation. The change to the business segments did not affect net income for any of the periods presented.

The principal markets for the Electrical Americas and Electrical Rest of World segments are industrial, institutional, government, utility, commercial, residential, information technology and original equipment manufacturers. These products are used wherever there is a demand for electrical power in commercial buildings, data centers, residences, apartment and office buildings, hospitals, factories and utilities. The segments share several common global customers, but a large number of customers are located regionally and sales are made directly and indirectly through distributors, resellers and manufacturers representatives.

The principal markets for the Hydraulics segment include oil and gas, renewable energy, marine, agriculture, construction, mining, forestry, utility, material handling, truck and bus, machine tools, molding, primary metals and power generation. Key manufacturers in these markets and other customers are located globally, and these products are sold and serviced through a variety of channels.

The principal markets for the Aerospace segment are manufacturers of commercial and military aircraft and related after-market customers. These manufacturers and customers are located globally, and products are sold and serviced through a variety of channels.

The principal markets for the Truck and Automotive segments are original equipment manufacturers and after-market customers of heavy-, medium-, and light-duty trucks, SUVs, CUVs, or passenger cars. Customers are located globally, and most sales are made directly.

Summary of Results for 2009

Eaton reported sales of $11.9 billion in 2009, which were 23% below 2008, and net income of $383, which declined 64% from 2008. Net income per common share was $2.27, a reduction of 65% from 2008. Looking at 2009 as a whole, Eaton's net income was adversely affected by the decline in net sales due to the global economic recession. The Company believes the steps it took to deal with the downturn, including workforce reductions and other cost containment actions, effectively adjusted its cost structure to ensure it can operate profitably at lower sales volumes and realize attractive incremental profits on increases in net sales.

Financial results in 2009 for each of Eaton's business segments were adversely affected by the significant downturn in all markets in all geographic regions. Profits were impacted across the Company by the sales declines as a result of the market downturn, offset by the net savings resulting from the workforce reductions in all segments and other cost containment actions. Sales and operating profit of the Electrical Americas segment declined 15% and 18%, respectively, due to a decline in end markets that was partially offset by sales growth above end markets in the U.S. Sales of the Electrical Rest of World segment declined 15% primarily due to end markets that fell in Europe and Asia, while operating profit declined 54%. Sales of the Hydraulics segment declined 33% due to the sharp fall in end markets that were down in all regions, while operating profit declined 82%. Sales and operating profit of the Aerospace segment declined 12% and 13%, respectively, reflecting the decline in end markets. Sales of the Truck segment declined 35% primarily due to lower end markets, and operating profit declined 88%. Sales of the Automotive segment declined 34% due to lower end markets, resulting in operating losses of $10.

In 2009, cash flow from operations of $1.4 billion was a near record in spite of the difficult economic environment. Eaton used its cash flow in 2009 to markedly reduce long-term liabilities, with over $750 of debt paid off during the year, $271 contributed to global pension plans in 2009, and an additional $300 contributed to the U.S. pension plan in January 2010. As a result of these actions, the Company has greatly strengthened its financial position, with little commercial paper outstanding, no long-term debt maturities until the middle of 2012, and no additional contributions to the U.S. pension plan required until 2011.

The following are highlights of 2009:

	2009	2008	Increase (Decrease)
Continuing operations			
Net sales	$ 11,873	$ 15,376	(23)%
Gross profit	3,091	4,185	(26)%
Percent of net sales	26.0%	27.2%	
Income before income taxes	303	1,140	(73)%
Income after income taxes	$ 385	$ 1,067	(64)%
Income from discontinued operations		3	
Net income	385	1,070	(64)%
Adjustment of net income for noncontrolling interests	(2)	(12)	
Net income attributable to common shareholders	$ 383	$ 1,058	(64)%
Net income per common share – diluted			
Continuing operations	$ 2.27	$ 6.50	(65)%
Discontinued operations		.02	
Total	$ 2.27	$ 6.52	(65)%
Average common shares outstanding – diluted (in millions)	167.9	162.3	3%

Net sales in 2009 declined by 23% compared to 2008. The reduction included 22% from core sales, which resulted from the global economic recession, and 3% from foreign exchange, partially offset by a 2% increase from acquisitions of businesses. The decline in core sales was driven by weakness in key end markets for each business segment in 2009. The reduction from foreign exchange was primarily due to changes in exchange rates for the euro, the Brazilian real, the U.K. pound sterling, and the Polish zloty. Acquisitions of businesses were primarily the Moeller electrical business, acquired in April 2008, and the Phoenixtec electrical business, acquired in February 2008.

Gross profit declined by 26% in 2009 compared to 2008. The reduction was primarily due to the decline in net sales discussed above; operating inefficiencies related to the difficulty in absorbing fixed manufacturing costs resulting from reduced sales; and pretax charges of $182 resulting from actions taken in 2009 to reduce the workforce including related pension settlement and curtailment expense, a substantial portion of which was recognized in Cost of products sold. These reductions in gross profit were partially offset by savings associated with workforce reductions and other cost containment actions, and the benefits of integrating recently acquired businesses, primarily Moeller and Phoenixtec.

In 2009, Eaton reported net income of $383 and net income per common share of $2.27, declines of 64% and 65%, respectively, compared to net income of $1,058 and net income per share of $6.52 for 2008. The declines were primarily due to lower net sales in 2009, the factors that affected gross profit discussed above, partially offset by an income tax benefit rate of 27.2% in 2009 compared to an effective income tax expense rate of 6.4% in 2008. Net income per share was also reduced due to a higher number of average shares outstanding in 2009 compared to 2008, resulting principally from the sale of 18.678 million shares in 2008.

Net cash provided by operating activities was $1,408 in 2009, a slight decline from $1,441 in 2008. Operating cash flows in 2009 reflected lower net income of $385 in 2009 compared to net income of $1,070 in 2008, with results for 2009 reflecting the effects of the global economic recession. The effect of this decline in net income was more than offset by the $944 cash flow resulting from the net reduction in funding of working capital in 2009 compared to 2008. The reduction in working capital, primarily accounts receivable and inventory, was due to lower levels of operations resulting from the global economic recession, and internal efforts to reduce the investment in working capital. Cash and short-term investments totaled $773 at December 31, 2009, an increase of $243 from $530 at year-end 2008.

Total debt of $3,467 at December 31, 2009 declined by $804 from $4,271 at year-end 2008. The decline was primarily due to a $699 reduction of short-term debt (largely commercial paper) during 2009, and a $264 reduction in current portion of long-term debt due to the repayment of certain long-term debt that matured during 2009. Short-term debt and current portion of long-term debt were reduced through the use of cash generated from operations and from long-term borrowings. In 2009, Eaton issued $550 of long-term debt through the sale of $250 of 5.95% Notes due 2014 and $300 of 6.95% Notes due 2019, with the cash proceeds from the sale of the Notes used to repay outstanding short-term commercial paper. The net-debt-to-capital ratio was 28.4% at December 31, 2009 compared to 37.2% at the end of 2008, reflecting the combined effect of the $804 decrease in total debt, the $243 increase in cash and short-term investments, and the $460 increase in Eaton shareholders' equity. The increase in equity primarily resulted from net income of $383 and foreign currency translation adjustments of $349, partially offset by cash dividends paid of $334 and other adjustments.

Net working capital of $1,835 at December 31, 2009 rose by $785 from $1,050 at the end of 2008. The increase was primarily due to the reduction of short-term debt and current portion of long-term debt by $963 compared to the end of 2008, largely due to the repayment of short-term commercial paper and current portion of long-term debt as discussed above. Changes in other working capital included an increase of $243 in cash and short-term investments primarily due to strong cash flow from operations, reductions of $396 in accounts receivable and $228 in inventories due to lower sales and internal efforts to reduce the investment in working capital, and a net increase of $203 in other working capital. The current ratio was 1.7 at December 31, 2009, up from 1.3 at year-end 2008.

In 2009, Eaton acquired one business and entered into a joint venture. The Statements of Consolidated Income include the results of these businesses from the dates of the transactions. These transactions are summarized below:

- On September 1, 2009, Eaton acquired the remaining shares of Micro Innovation Holding AG, increasing its ownership from 50% to 100%. This company is a Switzerland-based manufacturer of human machine interfaces, programmable logic controllers and input/output devices. This business had sales of $33 for 2008 and is included in the Electrical Rest of World segment.
- On July 2, 2009, Eaton entered into a joint venture in Abu Dhabi. The joint venture operates as SEG Middle East Power Solutions & Switchboard Manufacture LLC, a manufacturer of low voltage switchboards and control panel assemblies for use in the Middle East power generation and industrial markets. This business had annual sales of $10 for 2008 and is included in the Electrical Rest of World segment.

Results of Operations–2009 Compared to 2008

	2009	2008	Increase (Decrease)
Continuing operations			
Net sales	$ 11,873	$ 15,376	(23)%
Gross profit	3,091	4,185	(26)%
Percent of net sales	26.0%	27.2%	
Income before income taxes	303	1,140	(73)%
Income after income taxes	$ 385	$ 1,067	(64)%
Income from discontinued operations		3	
Net income	385	1,070	(64)%
Adjustment of net income for noncontrolling interests	(2)	(12)	
Net income attributable to common shareholders	$ 383	$ 1,058	(64)%
Net income per common share – diluted			
Continuing operations	$ 2.27	$ 6.50	(65)%
Discontinued operations		.02	
Total	$ 2.27	$ 6.52	(65)%
Average common shares outstanding – diluted (in millions)	167.9	162.3	3%

Net sales in 2009 declined by 23% compared to 2008. The reduction included 22% from core sales, which resulted from the global economic recession, and 3% from foreign exchange, partially offset by a 2% increase from acquisitions of businesses. The decline in core sales was driven by weakness in key end markets for each business segment in 2009. The reduction from foreign exchange was primarily due to changes in exchange rates for the euro, the Brazilian real, the U.K. pound sterling, and the Polish zloty. Acquisitions of businesses were primarily the Moeller electrical business, acquired in April 2008, and the Phoenixtec electrical business, acquired in February 2008.

Gross profit declined by 26% in 2009 compared to 2008. The reduction was primarily due to the decline in net sales discussed above; operating inefficiencies related to the difficulty in absorbing fixed manufacturing costs resulting from reduced sales; and pretax charges of $182 resulting from actions taken in 2009 to reduce the workforce including related pension settlement and curtailment expense, a substantial portion of which was recognized in Cost of products sold. These reductions in gross profit were partially offset by savings associated with workforce reductions and other cost containment actions, and the benefits of integrating recently acquired businesses, primarily Moeller and Phoenixtec.

Net Sales by Geographic Region

Net sales are measured based on the geographic location of the selling plant.

	Net sales		
	2009	2008	Decrease
United States	$ 6,767	$ 8,775	(23)%
Canada	355	428	(17)%
Latin America	1,061	1,455	(27)%
Europe	3,007	4,002	(25)%
Asia Pacific	1,642	1,963	(16)%
Eliminations	(959)	(1,247)	
	$11,873	$15,376	(23)%

Sales declines in 2009 of 23% in the United States, 17% in Canada, and 27% in Latin America were primarily due to the global economic recession. In Europe, sales in 2009 declined 25% compared to 2008, primarily due to the global economic recession, partially offset by the acquisition of the Moeller electrical business, acquired in April 2008. In Asia Pacific, sales declined 16% in 2009 primarily due to the global economic recession, partially offset by the acquisition of the Phoenixtec electrical business, acquired in February 2008.

Other Results of Operations

Eaton took significant actions in 2009 to reduce its workforce in response to the severe economic downturn. The reductions totaled approximately 17% of the full-time workforce. These actions resulted in the recognition of severance and pension and other postretirement benefits expense of $182 in 2009. These charges were primarily included in the Statements of Consolidated Income in Cost of products sold or Selling & administrative expense, as appropriate. In Business Segment Information, the charges reduced Operating profit of the related business segment.

Due to limitations imposed by the Pension Protection Act on pension lump sum distributions, Eaton's U.S. Qualified Pension Plan became restricted in 2009 from making 100% lump sum payments. As a result, the plan experienced a significant increase in lump sum payments before the limitation went into effect. Total pension settlement expense was $86 in 2009, of which $83 was attributable to the U.S. pension plans. A portion of this expense was attributable to the workforce reduction in 2009. These charges were primarily included in the Statements of Consolidated Income in Cost of products sold or Selling & administrative expense, as appropriate. In Business Segment Information, the charges were included in Pension & other postretirement benefits expense.

As a result of the workforce reduction in 2009, curtailment expense of $22 related to pension plans was recognized in 2009. The curtailment expense included recognition of the change in the projected benefit obligation, as well as recognition of a portion of the unrecognized prior service cost. These charges were primarily included in the Statements of Consolidated Income in Cost of products sold or Selling & administrative expense, as appropriate. In Business Segment Information, the charges were included in Pension & other postretirement benefits expense.

In 2009 and 2008, Eaton incurred charges related to the integration of acquired businesses. These charges, which consisted of plant consolidations and integration, were recognized as expense as incurred. A summary of these charges follows:

	2009	2008
Electrical Americas	$ 4	$ 4
Electrical Rest of World	60	43
Hydraulics	3	6
Aerospace	12	20
Automotive	1	3
Corporate	2	1
Pretax charges	$ 82	$ 77
After-tax charges	$ 54	$ 51
Per common share	$ .32	$ .31

Charges in 2009 were related primarily to the integration of the following acquisitions: Integrated Hydraulics, Kirloskar, Moeller, Phoenixtec and Argo-Tech. Charges in 2008 were related primarily to the integration of the following acquisitions: Kirloskar, Moeller, Phoenixtec, the MGE small systems UPS business, Saturn, Argo-Tech, Ronningen-Petter, Synflex, PerkinElmer and Cobham. These charges were included in the Statements of Consolidated Income in Cost of products sold or Selling & administrative expense, as appropriate. In Business Segment Information, the charges reduced Operating profit of the related business segment.

In 2008, charges of $27 were recognized related to the closure of the automotive engine valve lifters manufacturing plant in Massa, Italy. These charges, consisting of $17 for severance, $7 for the write-down of assets and $3 for other costs, reduced operating profit of the Automotive segment. These charges were primarily included in the Statements of Consolidated Income in Cost of products sold.

During 2009, income tax benefits of $82 were recognized (a tax benefit rate of 27.2% for 2009) compared to income tax expense of $73 for 2008 (a tax expense rate of 6.4% for 2008). The income tax benefit rate for 2009 was favorably affected by tax benefits of $104 from U.S. Federal income tax losses where it is more likely than not that they will be realized. Eaton also recognized income tax benefits of $13 and $108 in 2009 and 2008, respectively, which represented adjustments to worldwide tax liabilities and valuation allowances. The 2009 benefits resulted from multiple income tax items including benefits related to the settlement of international income tax audits. The 2008 income tax benefits reduced the effective income tax rate from 15.9% to 6.4%. The 2008 benefits resulted from multiple income tax items including a benefit of $44 related to the consolidation of various legal entities and the recognition of $25 of tax credits related to the transfer of certain international operations. Further analysis regarding the change in the effective income tax rate in 2009 compared to 2008 is found in "Income Taxes" in the Notes to the Consolidated Financial Statements.

In 2009, Eaton reported net income of $383 and net income per common share of $2.27, declines of 64% and 65%, respectively, compared to net income of $1,058 and net income per share of $6.52 for 2008. The declines were primarily due to lower net sales in 2009, the factors that affected gross profit discussed above, partially offset by the income tax benefit rate of 27.2% in 2009 compared to an effective income tax expense rate of 6.4% in 2008, discussed above. Net income per share was also reduced due to a higher number of average shares outstanding in 2009 compared to 2008, resulting principally from the sale of 18.678 million shares in 2008.

In 2009, Eaton adopted the revised standard related to noncontrolling interests in consolidated financial statements. This standard clarifies accounting and disclosures related to noncontrolling interests, sometimes referred to as minority interest, which is the portion of equity in a subsidiary not owned, directly or indirectly, by Eaton. As a result of the adoption of this standard, prior period amounts were reclassified to conform to the current period presentation. The adoption of this standard did not have a material effect on Eaton's financial position, results of operations or cash flows.

Results by Business Segment

Electrical Americas

	2009	2008	Decrease
Net sales	$ 3,410	$ 4,016	(15)%
Operating profit	518	630	(18)%
Operating margin	15.2%	15.7%	

Sales of the Electrical Americas segment declined 15% in 2009 compared to 2008. The reduction included 14% from core sales and 1% from foreign exchange. The decline in core sales was driven by weakness in nonresidential and residential construction markets during 2009 due to the global economic recession, partially offset by a 7% increase from outgrowing end markets. The decline in end markets in 2009 reflected lower private nonresidential construction spending in the United States, which declined by 23% in 2009.

Operating profit declined 18% in 2009 compared to 2008. The reduction was due to the decline in net sales discussed above, partially offset by net savings resulting from the workforce reductions and other cost containment actions. Operating profit was reduced by acquisition integration charges of $4 in both 2009 and 2008, which reduced the operating margin by 0.1% in both 2009 and 2008.

Electrical Rest of World

	2009	2008	Decrease
Net sales	$ 2,483	$ 2,904	(15)%
Operating profit	107	233	(54)%
Operating margin	4.3%	8.0%	

Sales of the Electrical Rest of World segment declined 15% in 2009 compared to 2008. The reduction included 19% from core sales and 5% from foreign exchange, partially offset by a 9% increase from acquisitions of businesses. The decline in core sales was due to softness in European and Asian markets during 2009 due to the global economic recession. Acquisitions of businesses were primarily the Moeller electrical business, acquired in April 2008, and the Phoenixtec electrical business, acquired in February 2008.

Operating profit declined 54% in 2009 compared to 2008. The reduction was largely due to the decline in sales described above, unabsorbed fixed costs resulting from significant sales reductions, and changes in sales mix, partially offset by net savings resulting from the workforce reductions and other cost containment actions. Operating profit was reduced by acquisition integration charges of $60 in 2009 compared to charges of $43 in 2008, which reduced the operating margin by 2.4% in 2009 and 1.5% in 2008. Acquisition integration charges in 2009 primarily related to Moeller and Phoenixtec, while charges in 2008 also included the MGE small systems UPS business.

On September 1, 2009, Eaton acquired the remaining shares of Micro Innovation Holding AG, increasing its ownership from 50% to 100%. This company is a Switzerland-based manufacturer of human machine interfaces, programmable logic controllers and input/output devices. This business had sales of $33 for 2008.

On July 2, 2009, Eaton entered into a joint venture in Abu Dhabi. The joint venture operates as SEG Middle East Power Solutions & Switchboard Manufacture LLC, a manufacturer of low voltage switchboards and control panel assemblies for use in the Middle East power generation and industrial markets. This business had annual sales of $10 for 2008.

Hydraulics

	2009	2008	Decrease
Net sales	$1,692	$2,523	(33)%
Operating profit	51	285	(82)%
Operating margin	3.0%	11.3%	

Sales of the Hydraulics segment declined 33% in 2009 compared to 2008. The reduction included 32% from core sales and 2% from foreign exchange, partially offset by a 1% increase from acquisitions of businesses. The decline in core sales resulted from market weakness in all regions beginning in late 2008 and continuing throughout 2009 due to the global economic recession, with the U.S. leading the decline and Asia Pacific and Latin American markets having relatively lower declines.

Operating profit declined 82% in 2009 compared to 2008. The reduction was primarily due to the decline in sales discussed above and operating inefficiencies related to the difficulty in absorbing fixed manufacturing costs resulting from reduced sales in 2009, partially offset by net savings resulting from the workforce reductions and other cost containment actions. Operating profit was reduced by acquisition integration charges of $3 in 2009 compared to charges of $6 in 2008, which reduced the operating margin by 0.2% in both 2009 and 2008.

Aerospace

	2009	2008	Decrease
Net sales	$1,602	$1,811	(12)%
Operating profit	245	283	(13)%
Operating margin	15.3%	15.6%	

Sales of the Aerospace segment declined 12% in 2009 compared to 2008. The reduction included 9% from core sales and 3% from foreign exchange. The decline in core sales was driven by lower sales in civilian aerospace markets in 2009, partially offset by a slight improvement in defense aerospace markets.

Operating profit declined 13% in 2009 compared to 2008. The reduction was primarily due to the decline in sales discussed above, partially offset by net savings resulting from the workforce reductions and other cost containment actions. Operating profit was reduced by acquisition integration charges of $12 in 2009 compared to charges of $20 in 2008, which reduced the operating margin by 0.7% in 2009 and 1.1% in 2008. The acquisition integration charges related to Argo-Tech, PerkinElmer and Cobham.

Truck

	2009	2008	Decrease
Net sales	$1,457	$2,251	(35)%
Operating profit	39	315	(88)%
Operating margin	2.7%	14.0%	

Sales of the Truck segment declined 35% in 2009 compared to 2008. The reduction included 30% from core sales and 5% from foreign exchange. The decline in core sales resulted from truck markets being down in all regions in 2009 due to the global economic recession, with the NAFTA Class 8 market at levels not seen since 1991. Orders in the North American Class 8 truck market improved marginally in the second half of 2009.

Operating profit declined 88% in 2009 compared to 2008. The reduction in operating profit was primarily due to the significant decline in sales in 2009 discussed above and operating inefficiencies related to the difficulty in absorbing fixed manufacturing costs resulting from reduced sales in 2009, partially offset by net savings resulting from the workforce reductions and other cost containment actions.

Automotive

	2009	2008	Decrease
Net sales	$1,229	$1,871	(34)%
Operating profit (loss)	(10)	59	NM
Operating margin	NM	3.2%	

Sales of the Automotive segment declined 34% in 2009 compared to 2008. The reduction included 28% from core sales and 6% from foreign exchange. The decline in core sales was primarily attributable to a contraction in global automotive end markets that began in 2008 and worsened in 2009 due to the global economic recession. The automotive market in the U.S. in 2009 was markedly impacted in the second quarter by the shutdowns at General Motors and Chrysler. Global automotive production improved in the third quarter of 2009, to a large extent as a result of the governmental stimulus programs.

Operating losses were $(10) in 2009 compared to operating profit of $59 in 2008. The reduction was primarily due to the significant decline in sales in 2009 discussed above and operating inefficiencies related to the difficulty in absorbing fixed manufacturing costs resulting from reduced sales in 2009, partially offset by net savings resulting from the workforce reductions and other cost containment actions.

Corporate

Amortization of intangible assets was $170 in 2009 compared to $161 in 2008. The increase was due to amortization of intangible assets associated with acquired businesses, primarily Moeller and Phoenixtec.

Corporate pension & other postretirement benefits expense was $212 in 2009 compared to $141 in 2008. The increase was primarily due to pension settlement expense of $86 in 2009, which primarily resulted from a significant increase in lump sum payments in 2009 before limitations on these payments went into effect and the workforce reduction in 2009. The increase in expense also reflected curtailment expense of $22, which resulted from the reduction in workforce in 2009.

Other corporate expense-net was $87 in 2009 compared to $177 in 2008. The decline was primarily due to the amortization in 2008 of purchase price accounting adjustments related to the fair value of inventories of businesses acquired in 2008, principally Moeller, and lower corporate expenses in 2009.

Liquidity, Capital Resources & Changes in Financial Condition During 2009

Cash Flow & Working Capital

Net cash provided by operating activities was $1,408 in 2009, a slight decline from $1,441 in 2008. Operating cash flows in 2009 reflected lower net income of $385 in 2009 compared to net income of $1,070 in 2008, with results for 2009 reflecting the effects of the global economic recession. The effect of this decline in net income was more than offset by the $944 cash flow resulting from the net reduction in funding of working capital in 2009 compared to 2008. The reduction in working capital, primarily accounts receivable and inventory, was due to lower levels of operations resulting from the global economic recession, and internal efforts to reduce the investment in working capital. Cash and short-term investments totaled $773 at December 31, 2009, an increase of $243 from $530 at year-end 2008.

Net working capital of $1,835 at December 31, 2009 rose by $785 from $1,050 at the end of 2008. The increase was primarily due to the reduction of short-term debt and current portion of long-term debt by $963 compared to the end of 2008, largely due to the repayment of short-term commercial paper and current portion of long-term debt as discussed above. Changes in other working capital included an increase of $243 in cash and short-term investments primarily due to strong cash flow from operations, reductions of $396 in accounts receivable and $228 in inventories due to lower sales and internal efforts to reduce the investment in working capital, and a net increase of $203 in other working capital. The current ratio was 1.7 at December 31, 2009, up from 1.3 at year-end 2008.

On a regular basis, Eaton monitors the third-party depository institutions that hold its cash and short-term investments. Its emphasis is primarily on safety of principal and secondarily on maximizing yield. Eaton diversifies its cash and short-term investments among counterparties to minimize exposure to any one of these entities. Eaton also monitors the creditworthiness of its customers and suppliers to mitigate any adverse impact. Derivative financial instruments used by Eaton are straightforward and non-leveraged; the counterparties to these instruments are financial institutions with strong credit ratings. Eaton maintains controls over the size of positions entered into with any one counterparty and regularly monitors the credit rating of these institutions.

Capital expenditures for property, plant and equipment were $195, down from $448 in 2008, primarily due to efforts to conserve cash. Capital expenditures for 2010 are expected to be $400.

Debt & Equity

Total debt of $3,467 at December 31, 2009 declined by $804 from $4,271 at year-end 2008. The decline was primarily due to a $699 reduction of short-term debt (largely commercial paper) during 2009, and a $264 reduction in current portion of long-term debt due to the repayment of certain long-term debt that matured during 2009. Short-term debt and current portion of long-term debt were reduced through the use of cash generated from operations and from long-term borrowings. In 2009, Eaton issued $550 of long-term debt through the sale of $250 of 5.95% Notes due 2014 and $300 of 6.95% Notes due 2019, with the cash proceeds from the sale of the Notes used to repay outstanding short-term commercial paper. The net-debt-to-capital ratio was 28.4% at December 31, 2009 compared to 37.2% at the end of 2008, reflecting the combined effect of the $804 decrease in total debt, the $243 increase in cash and short-term investments, and the $460 increase in Eaton shareholders' equity. The increase in equity primarily resulted from net income of $383 and foreign currency translation adjustments of $349, partially offset by cash dividends paid of $334 and other adjustments.

Eaton has long-term revolving credit facilities with United States banks of $1.5 billion, of which $500 expires in each year from 2011 through 2013. These facilities support Eaton's commercial paper borrowings.

There were no borrowings outstanding under these revolving credit facilities at December 31, 2009. Eaton's non-United States operations also had short-term lines of credit of approximately $680 at December 31, 2009.

Eaton's ability to access the commercial paper market, and the related cost of these borrowings, is due to the strength of its credit rating and overall market conditions. To date, Eaton has not experienced any material limitations on its ability to access these sources of liquidity. Eaton maintains $1.5 billion of long-term revolving credit facilities with banks in support of its commercial paper program, as discussed above.

At December 31, 2009, Eaton was in compliance with all covenants related to its long-term debt obligations.

Credit Ratings

Eaton's credit rating at Standard & Poor's is A-/A-2 (long-term rating/short-term rating) and at Moody's is A3/P-2, both with stable outlooks. Eaton's credit rating at Fitch is A-/F2 with a negative outlook.

Pension Plan Assets

During 2009, the fair value of plan assets in the Company's employee pension plan increased $368 to $2,042 at December 31, 2009. This was principally the result of increases in the investment values due to the broad improvement in the global equity markets.

At December 31, 2009, the net unfunded position of $1.568 billion in pension liabilities consisted of $923 in the U.S. Pension Plan, $84 in all other plans that require minimum funding, ($50) in plans that are overfunded, and $611 in plans that have no minimum funding requirements.

Funding requirements are a major consideration in making contributions to Eaton's pension plans. With respect to the Company's pension plans worldwide, it intends to contribute annually not less than the minimum required by applicable laws and regulations. In 2009, $271 was contributed to the pension plans. The Company contributed $300 to the U.S. Pension Plan in January 2010 and anticipates making an additional $102 of contributions to all other pension plans during the remainder of 2010. The funded status of the Company's pension plans at the end of 2010, and future contributions, will depend primarily on the actual return on assets during the year and the discount rate used to calculate certain benefits at the end of the year. Depending on these factors, and the resulting funded status of the pension plans, the level of future contributions could be materially higher or lower than in 2009.

Meritor Litigation

On October 5, 2006, ZF Meritor LLC and Meritor Transmission Corporation (collectively, "Meritor") filed an action against Eaton in the U.S. District Court for Delaware. The action seeks damages, which would be trebled under U.S. antitrust laws, as well as injunctive relief and costs. The suit alleged that Eaton engaged in anti-competitive conduct against Meritor in the sale of heavy duty truck transmissions in North America. Following a four week trial on liability only, on October 8, 2009, the jury returned a verdict in favor of Meritor. Eaton firmly believes that it competes fairly and honestly for business in the marketplace, and that at no time did it act in an anti-competitive manner. During an earlier stage in the case, the judge concluded that damage estimates contained in a report filed by Meritor were not based on reliable data and the report was specifically excluded from the case. On November 3, 2009, Eaton filed a motion for judgment as a matter of law and to set aside the verdict. That motion is currently pending. Accordingly, an estimate of any potential loss related to this action cannot be made at this time.

Outlook For 2010

As of late February, Eaton estimates that its end markets for all of 2010 will grow by between 5% and 6%, and expects to outgrow end markets in 2010 by approximately $300 in net sales. The Company also expects approximately $225 of sales growth from foreign exchange in 2010. In total, it is anticipated that net sales in 2010 will likely grow by approximately 10% compared to 2009.

For the Electrical Americas segment, end markets are expected to decline about 3% in 2010.

End markets for the Electrical Rest of World segment are expected to grow about 5% in 2010.

Global hydraulics markets are anticipated to grow about 15% in 2010. End markets in the U.S. are expected to grow about 15% and non-U.S. markets are expected to grow about 14%.

End markets for the Aerospace segment are expected to decline about 3% in 2010. U.S. markets are expected to decline about 1%, while non-U.S. markets are expected to decline about 7%.

For the Truck segment, good market growth is expected in 2010, although volumes are likely to still be at depressed levels. It is anticipated that overall truck markets will grow about 19% in 2010, with U.S. markets up about 27% and non-U.S. markets up about 10%.

End markets for the Automotive segment are expected to grow about 8% in 2010. Growth is expected in U.S. Automotive production of about 20% and growth in non-U.S. production of about 2%.

Forward-Looking Statements

This Annual Report to Shareholders contains forward-looking statements concerning Eaton's full year 2010 sales, the performance in 2010 of its worldwide end markets, and Eaton's 2010 growth in relation to end markets. These statements may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Eaton, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "guidance," "intend," "may," "possible," "potential," "predict," "project" or other similar words, phrases or expressions. These statements should be used with caution and are subject to various risks and uncertainties, many of which are outside Eaton's control. The following factors could cause actual results to differ materially from those in the forward-looking statements: unanticipated changes in the markets for Eaton's products; unanticipated downturns in business relationships with customers or their purchases from the Company; competitive pressures on sales and pricing; increases in the cost of material and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; the impact of acquisitions and divestitures; unanticipated difficulties integrating acquisitions; new laws and governmental regulations; interest rate changes; changes in currency exchange rates; stock market fluctuations; and unanticipated deterioration of economic and financial conditions in the United States and around the world. Eaton does do not assume any obligation to update these forward-looking statements.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Eaton's management to make estimates and use assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, management has made their best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. For any estimate or assumption there may be other reasonable estimates or assumptions that could have been used. However, the Company believes that given the current facts and circumstances, it is unlikely that applying such other estimates and assumptions would have caused materially different amounts to have been reported. Application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, future actual results could differ from estimates used.

Revenue Recognition

Sales of products are recognized when a sales agreement is in place, products have been shipped to unaffiliated customers and title has transferred in accordance with shipping terms (FOB shipping point, FOB destination or equivalent International Commercial (INCO) Terms), the selling price is fixed and determinable and collectability is reasonably assured, all significant related acts of performance have been completed, and no other significant uncertainties exist. Shipping and handling costs billed to customers are included in Net sales and the related costs in Cost of products sold. Although the majority of the sales agreements contain standard terms and conditions, there are also agreements that contain multiple elements or non-standard terms and conditions. As a result, judgement is sometimes required to determine the appropriate accounting, including whether the deliverables specified in these agreements should be treated as separate units of accounting for sales recognition purposes, and, if so, how the sales price should be allocated among the elements and when to recognize sales for each element. For delivered elements, sales are recognized only when the delivered elements have standalone value, fair values of undelivered elements are known, there are no uncertainties regarding customer acceptance and there are no customer-negotiated refund or return rights affecting the sales recognized for delivered elements. Sales for service contracts are generally recognized as the services are provided.

Accounts Receivable

The Company performs ongoing credit evaluations of its customers and maintains sufficient allowances for potential credit losses. The Company evaluates the collectability of its accounts receivable based on the length of time the receivable is past due and the anticipated future write-off based on historic experience. Accounts receivable balances are written off against allowance for doubtful accounts after a final determination of uncollectibility has been made.

Impairment of Goodwill & Other Long-Lived Assets

Goodwill and indefinite life intangible assets are tested annually for impairment. Further, goodwill and indefinite life intangible assets are reviewed for impairment whenever events or changes in circumstances indicate there may be a possible permanent loss of value. Eaton completed annual impairment tests for goodwill and indefinite life intangible assets as of July 1 of each year presented using discounted cash flow and other valuation techniques. These tests confirmed that the fair value of Eaton's reporting units and indefinite life intangible assets exceed their respective carrying values and that no impairment loss was required to be recognized in 2009 or for any prior periods.

Goodwill is tested for impairment at the reporting unit level, which is equivalent to Eaton's operating segments, and is based on the net assets for each segment, including goodwill and intangible assets. Goodwill is assigned to each operating segment as this represents the lowest level that constitutes a business and for which discrete financial information is available and segment management regularly reviews the operating results. A discounted cash flow model is used to estimate the fair value of each operating segment, which considers forecasted cash flows discounted at an estimated weighted-average cost of capital. The Company selected the discounted cash flow methodology as it believes that it is comparable to what would be used by other market participants. The forecasted cash flows are based on the Company's long-term operating plan, and a terminal value is used to estimate the operating segment's cash flows beyond the period covered by the operating plan. The weighted-average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt market participants of a business enterprise. These analyses require the exercise of significant judgments, including judgments about appropriate discount rates, perpetual growth rates and the timing of expected future cash flows. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective operating segment. Sensitivity analyses were performed around these assumptions in order to assess the reasonableness of the assumptions and the resulting estimated fair values. Based on this test, no reporting unit was at risk of failing the impairment test as of December 31, 2009.

Goodwill and other intangible assets totaled $7.9 billion at the end of 2009 and represented 48% of total assets. These assets resulted primarily from the $2.1 billion acquisition in 2008 of The Moeller Group, a leading supplier of electrical components; the $587 acquisition in 2008 of Phoenixtec, a manufacturer of uninterruptible power supply (UPS) electrical systems; the $614 acquisition in 2007 of the MGE small systems UPS electrical business; the $731 acquisition in 2007 of Argo-Tech, a manufacturer of aerospace, airframe, and ground fueling pumps and systems for commercial and military aerospace markets; the $573 acquisition in 2004 of Powerware Corporation, the electrical UPS business; the $1.6 billion acquisition in 1999 of Aeroquip-Vickers, Inc., a mobile and industrial hydraulics business; and the $1.1 billion acquisition in 1994 of the electrical distribution and controls business unit of Westinghouse. These businesses have a long history of operating successfully and profitably and hold significant market positions in the majority of their product lines. Their products are not subject to rapid technological or functional obsolescence. These factors support the recognized values of the goodwill and intangible assets related to acquired businesses.

Long-lived assets, other than goodwill and indefinite life intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Events or circumstances that would result in an impairment review include operations reporting losses, a significant adverse change in the use of an asset, the planned disposal or sale of the asset, a significant adverse change in the business climate or legal factors related to the asset, or a significant decrease in the estimated fair value of an asset. Upon indications of impairment, assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The asset group would be considered impaired when the estimated future net undiscounted cash flows generated by the asset group are less than its carrying value. In instances where the carrying amount of the asset group exceeded the undiscounted cash flows, the fair value of the asset group would be determined and an impairment loss would be recognized based on the amount by which the carrying value of the asset group exceeds its fair value. Determining asset groups and underlying cash flows requires the use of significant judgments and estimates.

Recoverability of Deferred Income Tax Assets

Eaton is subject to the income tax laws in the jurisdictions in which it operates. In order to determine its income tax provision for financial statement purposes, Eaton must make significant estimates and judgments about its business operations in these jurisdictions. These estimates and judgments are also used in determining the deferred income tax assets and liabilities that have been recognized for the differences between the financial accounting and income tax basis of assets, liabilities, tax loss carryforwards and income tax credit carryforwards.

Management evaluates the realizability of deferred income tax assets for each of the jurisdictions in which it operates. If the Company experiences cumulative pretax income in a particular jurisdiction in the three-year period including the current and prior two years, management normally concludes that the deferred income tax assets will more likely than not be realizable and no valuation allowance is recognized, unless known or planned operating developments would lead management to conclude otherwise. However, if the Company experiences cumulative pretax losses in a particular jurisdiction in the three-year period including the current and prior two years, management then considers a series of significant factors in the determination of whether the deferred income tax assets can be realized. The significant factors include historical operating results, known or planned operating developments, the period of time over which certain temporary differences will reverse, consideration of the utilization of certain deferred tax liabilities, tax law carryback capability in the particular country, prudent and feasible tax planning actions, and estimates of future earnings and taxable income using the same assumptions as the Company's goodwill and other impairment testing. After evaluation of these factors, if the deferred income tax assets are expected to be realized within the tax carryforward period allowed for that specific country, management would conclude that no valuation allowance would be required. To the extent that the deferred income tax assets exceed the amount that is expected to be realized within the tax carryforward period for a particular jurisdiction, management would conclude that a valuation allowance is required.

Deferred income tax assets and liabilities are described in detail in "Income Taxes" in the Notes to the Consolidated Financial Statements. As of December 31, 2009, U.S. Federal deferred income tax assets were $1.4 billion. The largest component of the deferred income tax assets is due to the differing timing of revenue and expense recognition for income tax versus financial statement purposes. In addition, the Company had a net operating loss in the U.S. in 2009 and possesses certain income tax credit carryforwards that comprise the remainder of the balance. Over the 20 year carryforward period available for net operating losses and general business credits, taxable income of approximately $4.0 billion would need to be realized to utilize all deferred income tax assets. After applying the methodology described above, as of December 31, 2009, management believes that it is more likely than not that the entire U.S. Federal deferred income tax assets will be realized. Accordingly, the Company has not established a valuation allowance on its U.S. Federal deferred income tax assets.

Applying the above methodology, valuation allowances have been established for certain U.S. state and local income as well as certain non-U.S. deferred income tax assets to the extent they are not expected to be realized within the particular tax carryforward period.

Pension & Other Postretirement Benefit Plans

The measurement of liabilities related to pension plans and other postretirement benefits plans is based on management's assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases, and health care cost trend rates. Actual pension plan asset performance will either reduce or increase pension losses included in accumulated other comprehensive loss, which ultimately affects net income.

The discount rate for United States plans was determined by constructing a zero-coupon spot yield curve derived from a universe of high-quality bonds as of the measurement date, which was designed to match the discounted expected benefit payments. Only bonds rated Aa3 or better by Moody's Investor Services were included. Callable bonds with explicit call schedules were excluded but bonds with "make-whole" call provisions were included. Finally, a subset of bonds was selected by grouping the universe of bonds by duration and retaining 50% of the bonds that had the highest yields.

The discount rates for non-United States plans are appropriate for each region and are based on high-quality long-term corporate and government bonds. Consideration has been given to the duration of the liabilities in each plan for selecting the bonds to be used in determining the discount rate.

Key assumptions used to calculate pension and other postretirement benefits expense are adjusted at each year end. A 1-percentage point change in the assumed rate of return on pension plan assets is estimated to have approximately a $24 effect on pension expense.

Likewise, a 1-percentage point change in the discount rate is estimated to have approximately a $37 effect on pension expense. A 1-percentage point change in the discount rate is estimated to have approximately a $3 effect on expense for other postretirement benefits plans. Additional information related to changes in key assumptions used to recognize expense for other postretirement benefits plans is found in "Retirement Benefits Plans" in the Notes to the Consolidated Financial Statements.

Fair Value

In determining fair value, Eaton uses various valuation techniques and prioritizes the use of observable inputs. The availability of observable inputs varies from instrument to instrument and depends on a variety of factors including the type of instrument, whether the instrument is actively traded and other characteristics specific to the instrument. Eaton assesses the inputs used to measure fair value using a three-tier hierarchy based on the extent to which inputs used in measuring fair value are observable in the market. Level 1 inputs include quoted prices in active markets for identical instruments. Level 2 inputs include quoted prices in active markets for similar instruments. Level 3 inputs are not observable in the market and include management's judgments about the assumptions market participants would use in the pricing of the asset or liability. The use of inputs is reflected in the hierarchy assessment disclosed in "Retirement Benefits Plans" and "Financial Assets & Liabilities Measured at Fair Value" in the Notes to the Consolidated Financial Statements. Eaton's fair value processes include controls that are designed to ensure that fair values are appropriate. Such controls include model valuation, review of key inputs, analysis of fluctuations between periods, and reviews by senior management.

Protection of the Environment

As a result of past operations, Eaton is involved in remedial response and voluntary environmental remediation at a number of sites, including certain of its currently-owned or formerly-owned plants. The Company has also been named a potentially responsible party (PRP) under the Federal Superfund law at a number of disposal sites.

A number of factors affect the cost of environmental remediation, including the number of parties involved at a particular site, the determination of the extent of contamination, the length of time the remediation may require, the complexity of environmental regulations, and the continuing advancement of remediation technology. Taking these factors into account, Eaton has estimated the costs of remediation, which will be incurred over a period of years. The Company accrues an amount on an undiscounted basis, consistent with the estimates of these costs, when it is probable that a liability has been incurred. At December 31, 2009, the balance sheet included a liability for these costs of $80. All of these estimates are forward-looking statements and, given the inherent uncertainties in evaluating environmental exposures, actual results can differ from these estimates.

Contingencies

Eaton is subject to a broad range of claims, administrative proceedings, and legal proceedings, such as lawsuits that relate to contractual allegations, patent infringement, personal injuries (including asbestos claims), antitrust matters and employment-related matters. Although it is not possible to predict with certainty the outcome or cost of these matters, the Company believes that these matters will not have a material adverse effect on its financial position, results of operations or cash flows.

Off-Balance Sheet Arrangements

Eaton does not have off-balance sheet arrangements or financings with unconsolidated entities or other persons. In the ordinary course of business, the Company leases certain real properties and equipment, as described in "Lease Commitments" in the Notes to the Consolidated Financial Statements.

Market Risk Disclosure

Eaton is exposed to various changes in financial market conditions, including fluctuations in interest rates, foreign currency exchange rates, and commodity prices. The Company manages exposure to such risks through normal operating and financing activities.

Eaton monitors the third-party depository institutions that hold its cash and short-term investments on a regular basis. Its emphasis is primarily on safety of principal and secondarily on maximizing yield on those funds. The Company diversifies its cash and short-term investments among counterparties to minimize exposure to any one of these entities. It also monitors the creditworthiness of its customers and suppliers to mitigate any adverse impact on Eaton.

Derivative financial instruments used by Eaton to manage exposures to financial risks are straightforward, non-leveraged instruments. The counterparties to these instruments are financial institutions with strong credit ratings. The Company maintains controls over the size of positions entered into with any one counterparty and regularly monitors the credit rating of these institutions.

Eaton's ability to access the commercial paper market, and the related cost of these borrowings, is related to the strength of its credit rating and overall market conditions. To date, the Company has not experienced any material limitations in its ability to access these sources of liquidity. At December 31, 2009, Eaton had $1.5 billion of long-term revolving credit facilities with banks in support of its commercial paper program, as discussed above. It has no direct borrowings outstanding under these credit facilities. Eaton's non-United States operations also had short-term lines of credit of approximately $680 at December 31, 2009.

Interest rate risk can be measured by calculating the near-term earnings impact that would result from adverse changes in interest rates. This exposure results from short-term debt, which includes commercial paper at a floating interest rate, long-term debt that has been swapped to floating rates, and money market investments that have not been swapped to fixed rates. Based upon the balances of investments and floating rate debt at year end 2009, a 100 basis point increase in short-term interest rates would have a negligible effect on the Company's net, pretax interest expense.

Eaton also measures interest rate risk by estimating the net amount by which the fair value of the Company's financial liabilities would change as a result of movements in interest rates. Based on Eaton's best estimate for a hypothetical, immediate 100 basis point decrease in interest rates at December 31, 2009, the market value of the Company's debt and interest rate swap portfolio, in aggregate, would increase by $210.

Foreign currency risk is the risk that Eaton will incur economic losses due to adverse changes in foreign currency exchange rates. The Company mitigates foreign currency risk by funding some investments in foreign markets through local currency financings. Such non-U.S. dollar debt was $151 at December 31, 2009. To augment Eaton's non-U.S. dollar debt portfolio, the Company also enters into forward foreign exchange contracts and foreign currency swaps from time to time to mitigate the risk of economic loss in its foreign investments due to adverse changes in exchange rates. At December 31, 2009, the aggregate balance of such contracts was $573. Eaton also monitors exposure to transactions denominated in currencies other than the functional currency of each country in which the Company operates, and regularly enters into forward contracts to mitigate that exposure. In the aggregate, Eaton's portfolio of forward contracts related to such transactions was not material to its financial position, results of operations or cash flows during 2009.

Other than the above noted debt and financial derivative arrangements, there were no material derivative instrument transactions in place or undertaken during 2009.

Contractual Obligations

A summary of contractual obligations as of December 31, 2009 follows:

	2010	2011 to 2012	2013 to 2014	After 2014	Total
Long-term debt	$ 5	$ 318	$ 568	$ 2,463	$ 3,354
Interest expense related to long-term debt	190	372	311	1,245	2,118
Reduction of interest expense from interest rate swap agreements related to long-term debt	(34)	(43)	(17)	(72)	(166)
Operating leases	121	160	72	47	400
Purchase obligations	891	521	72	32	1,516
Other long-term liabilities	413	24	24	38	499
	$ 1,586	$ 1,352	$ 1,030	$ 3,753	$ 7,721

Long-term debt includes obligations under capital leases, which are not material. Interest expense related to long-term debt is based on the fixed interest rate, or other applicable interest rate related to the debt instrument, at December 31, 2009. The reduction of interest expense due to interest rate swap agreements related to long-term debt is based on the difference in the fixed interest rate the Company receives from the swap, compared to the floating interest rate the Company pays on the swap, at December 31, 2009. Purchase obligations are entered into with various vendors in the normal course of business. These amounts include commitments for purchases of raw materials, outstanding non-cancelable purchase orders, releases under blanket purchase orders and commitments under ongoing service arrangements. Other long-term liabilities include $402 of contributions to pension plans in 2010 and $90 of deferred compensation earned under various plans for which the participants have elected to receive disbursement at a later date.

The table above does not include future expected pension benefit payments or expected other postretirement benefit payments for each of the next five years and the five years thereafter. Information related to the amounts of these future payments is described in "Retirement Benefits Plans" in the Notes to the Consolidated Financial Statements. The table above also excludes the liability for unrecognized income tax benefits, since the Company cannot predict with reasonable reliability the timing of cash settlements with the respective taxing authorities. At December 31, 2009, the gross liability for unrecognized income tax benefits totaled $197, including interest and penalties of $43.

Results of Operations – 2008 Compared to 2007

	2008	2007	Increase (Decrease)
Continuing operations			
Net sales	$15,376	$ 13,033	18%
Gross profit	4,185	3,651	15%
Percent of net sales	27.2%	28.0%	
Income before income taxes	1,140	1,055	8%
Income after income taxes	$ 1,067	$ 973	10%
Income from discontinued operations	3	35	
Net income	1,070	1,008	6%
Adjustment of net income for noncontrolling interests	(12)	(14)	
Net income attributable to common shareholders	$ 1,058	$ 994	6%
Net income per common share – diluted			
Continuing operations	$ 6.50	$ 6.38	2%
Discontinued operations	.02	.24	
Total	$ 6.52	$ 6.62	(1)%
Average common shares outstanding – diluted (in millions)	162.3	150.3	8%

Sales growth of 18% in 2008 over 2007 consisted of 14% from acquisitions of businesses, 3% from organic growth, and 1% from foreign exchange. Acquisitions of businesses were primarily the Moeller electrical business, acquired in April 2008; the Phoenixtec electrical business, acquired in February 2008; and the MGE small systems UPS electrical business, acquired in October 2007, all of which were included in the Electrical Rest of World segment, along with the Argo-Tech aerospace business, acquired in March 2007.

Gross profit increased 15% in 2008 over 2007. This increase was primarily due to sales growth of 18%, which included sales of acquired businesses; the benefits of integrating acquired businesses; and continued productivity improvements driven by the Eaton Business System (EBS). These increases in gross profit were partially offset by the impact of rising prices for raw materials, supplies and other commodities, and expense of $27 related to the closing in 2008 of the automotive engine valve lifters manufacturing plant in Massa, Italy.

Net Sales by Geographic Region

Net sales are measured based on the geographic location of the selling plant.

	Net sales		
	2008	2007	Increase
United States	$ 8,775	$ 8,556	3%
Canada	428	371	15%
Latin America	1,455	1,246	17%
Europe	4,002	2,624	53%
Asia Pacific	1,963	1,144	72%
Eliminations	(1,247)	(908)	
	$ 15,376	$ 13,033	18%

In the United States, sales increased 3% in 2008 compared to 2007. Sales growth was primarily due to growth in the Electrical Americas, Aerospace and Hydraulics segments, as well as the acquisitions in 2007 of Argo-Tech aerospace and other businesses. These increases were partially offset by reduced sales in the Automotive segment due to the sharp decline in the North American automotive market during 2008, and reduced sales of the Truck segment.

Sales growth in Canada of 15% in 2008 over 2007 was primarily due to higher sales in the Electrical Americas segment resulting from growth in end markets and from acquired businesses.

In Latin America, sales growth of 17% in 2008 over 2007 was largely due to the Truck, Electrical Americas and Hydraulics segments, primarily due to growth in end markets.

Sales growth in Europe of 53% in 2008 over 2007 was primarily due to higher sales in the Electrical Rest of World segment, which was largely due to the acquisitions of Moeller in 2008 and the MGE small systems UPS business in 2007, as well as growth in end markets. Sales growth was also due to increased sales in the Aerospace, Hydraulics, Truck and Automotive segments largely due to growth in end markets.

Sales growth in Asia Pacific of 72% in 2008 over 2007 was primarily due to the acquisition of the Phoenixtec electrical business in 2008 and higher sales in the Electrical Rest of World, Hydraulics, Automotive and Truck segments, mainly resulting from growth in end markets.

Other Results of Operations

In 2008 and 2007, Eaton incurred charges related to the integration of acquired businesses. These charges, which consisted of plant consolidations and integration, were recognized as expense as incurred. A summary of these charges follows:

	2008	2007
Electrical Americas	$ 4	
Electrical Rest of World	43	$ 12
Hydraulics	6	12
Aerospace	20	39
Automotive	3	1
Corporate	1	
Pretax charges	$ 77	$ 64
After-tax charges	$ 51	$ 42
Per common share	$ .31	$ .28

Charges in 2008 were related primarily to the integration of the following acquisitions: Kirloskar, Moeller, Phoenixtec, the MGE small systems UPS business, Saturn, Argo-Tech, Ronningen-Petter, Synflex, PerkinElmer and Cobham. Charges in 2007 were related primarily to the integration of the following acquisitions: the MGE small systems UPS business, Saturn, Argo-Tech, Schreder-Hazemeyer, Senyuan, Synflex, PerkinElmer, Cobham, Powerware, Hayward, and Walterscheid. These charges were included in the Statements of Consolidated Income in Cost of products sold or Selling & administrative expense, as appropriate. In Business Segment Information, the charges reduced Operating profit of the related segment.

In 2008, Eaton announced the closure of its automotive engine valve lifters manufacturing plant in Massa, Italy. There were 350 employees affected by the closure decision. The action was taken to better align manufacturing capacity with future industry demand and to improve the competitive position of the valve actuation business. Aggregate pretax charges associated with this closure were $27, which were recognized in 2008, when management approved this action. These costs, which consisted of charges of $17 for severance, $7 for the write-down of assets and $3 for other costs, reduced operating profit of the Automotive segment.

In 2008 and 2007, Eaton recognized income tax benefits of $108 and $57, respectively, which represented adjustments to worldwide tax liabilities and valuation allowances. The 2008 income tax benefits reduced the effective income tax rate for 2008 from 15.9% to 6.4%. The 2008 benefits resulted from multiple income tax items including a benefit of $44 related to the consolidation of various legal entities and the recognition of $25 of tax credits related to the transfer of certain international operations. The 2007 income tax benefits reduced the effective income tax rate for 2007 from 13.2% to 7.8%. The 2007 income tax benefits resulted from multiple income tax items, including a $14 benefit from changes to state tax laws and a favorable revaluation of worldwide deferred tax assets. Further analysis regarding the change in the effective income tax rate in 2008 compared to 2007 is found in "Income Taxes" in the Notes to the Consolidated Financial Statements.

Net income of $1,058 in 2008 increased 6% over 2007. The increase was primarily due to higher sales and the other factors that affected gross profit discussed above, along with lower income taxes. These increases were partially offset by increases in selling, administrative, research and development, and interest expenses resulting from the inclusions of Moeller and Phoenixtec, and higher levels of expenses to support sales from existing operations. In addition, a $20 after-tax gain on the sale of the Mirror Controls business was included in Income from discontinued operations in 2007 that was not present in 2008. Net income per common share of $6.52 in 2008 decreased 1% from 2007 due to the factors that resulted in increased net income discussed above, offset by the increase in average shares outstanding resulting from the sale of 18.678 million common shares in a public offering in 2008.

Results by Business Segment

Electrical Americas

	2008	2007	Increase
Net sales	$4,016	$3,601	12%
Operating profit	630	534	18%
Operating margin	15.7%	14.8%	

The 12% increase in sales in 2008 over 2007 for the Electrical Americas segment consisted of 1% from acquisitions of businesses and 11% from organic growth. End markets for the Electrical Americas segment were adversely affected by the global economic recession in the second half of 2008, although nonresidential construction spending in the United States held up well in 2008.

Operating profit rose 18% in 2008 over 2007, and operating margin rose to 15.7%. The increase in operating profit was largely due to growth in sales and continued productivity improvements. Operating profit was reduced by acquisition integration charges of $4 in 2008 compared to no charges in 2007, which reduced the operating margin by 0.1% in 2008. The incremental operating margin for 2008 (the increase in operating profit compared to the increase in sales) was 23%.

Electrical Rest of World

	2008	2007	Increase
Net sales	$2,904	$1,158	151%
Operating profit	233	45	418%
Operating margin	8.0%	3.9%	

The 151% increase in sales in 2008 over 2007 for the Electrical Rest of World segment consisted of 150% from acquisitions of businesses, primarily Moeller, Phoenixtec and the MGE small systems UPS business, and 2% from organic growth, partially offset by a 1% decline in foreign exchange. End market growth for the Electrical Rest of World segment slowed in the second half of 2008 reflecting the global economic recession.

Operating profit rose 418% in 2008 over 2007, and operating margin rose to 8.0%. The increase in operating profit was largely due to results of acquired businesses, other growth in sales and continued productivity improvements. Operating profit was reduced by acquisition integration charges of $43 in 2008 compared to charges of $12 in 2007, which reduced the operating margin by 1.5% and 1.0% in 2008 and 2007, respectively. Acquisition integration charges in 2008 primarily related to Moeller, Phoenixtec and the MGE small systems UPS business. Charges in 2007 related to MGE small systems UPS business, Schreder-Hazemeyer, Senyuan and Powerware. The incremental operating margin for 2008 (the increase in operating profit compared to the increase in sales) was 11%. The operating margin for acquired businesses for 2008 was 14%.

Businesses acquired during 2008 in the Electrical Rest of World segment included the following:

- On July 31, 2008, PK Electronics, a Belgium-based distributor and service provider of single phase and three-phase uninterruptible power supply (UPS) systems, was acquired. This business had sales of $9 for 2007.
- On April 4, 2008, The Moeller Group, a Germany-based business which is a leading supplier of electrical components for commercial and residential building applications and industrial controls for industrial equipment applications, was acquired. This business had sales of €1.02 billion for 2007.
- On March 31, 2008, Balmen Electronic, S.L., a Spain-based distributor and service provider of uninterruptible power supply (UPS) systems, was acquired. This business had sales of $6 for 2007.
- On February 26, 2008, Phoenixtec Power Company Ltd., a Taiwan-based manufacturer of single and three-phase uninterruptible power supply (UPS) systems, was acquired. This business had sales of $515 for 2007.

Hydraulics

	2008	2007	Increase
Net sales	$2,523	$2,391	6%
Operating profit	285	265	8%
Operating margin	11.3%	11.1%	

The 6% increase in sales in 2008 over 2007 for the Hydraulics segment consisted of 3% from foreign exchange, 2% from organic growth and 1% from acquisitions of businesses. Global hydraulics end markets were stronger in the early part of 2008 led by growth in Asia Pacific markets. However, global hydraulics markets declined markedly in the fourth quarter of 2008, led by steep production cutbacks by customers around the world.

Operating profit rose 8% in 2008 over 2007, and operating margin increased to 11.3%. The increase in operating profit was due to growth in sales, the benefits of integrating acquired businesses, and an overall improvement in operating efficiencies. Operating profit was reduced by acquisition integration charges of $6 in 2008 compared to charges of $12 in 2007, which reduced the operating margin by 0.2% and 0.5% in 2008 and 2007, respectively. Acquisition integration charges in 2008 primarily related to Ronningen-Petter and Synflex. Charges in 2007 largely related to Synflex, Hayward and Walterscheid. The incremental operating margin for 2008 was 15%.

On October 2, 2008, Integ Holdings Limited, the parent company of Integrated Hydraulics Ltd., a U.K.-based manufacturer of screw-in cartridge valves, custom-engineered hydraulic valves and manifold systems, was acquired. The business had sales of $52 in 2007.

Aerospace

	2008	2007	Increase
Net sales	$1,811	$1,594	14%
Operating profit	283	233	21%
Operating margin	15.6%	14.6%	

The 14% increase in sales in 2008 over 2007 for the Aerospace segment consisted of 13% from organic growth and 2% from acquisitions of businesses, partially offset by a decrease of 1% from foreign exchange. Aerospace end market growth in 2008 was led by non-U.S. markets, driven by strong deliveries from Airbus, while U.S. markets were flat, due to a decline in deliveries of new aircraft from Boeing as a result of a strike at its manufacturing operations.

Operating profit rose 21% in 2008 over 2007. The increase in operating profit was due to growth in sales, the benefits of integrating acquired businesses, and an overall improvement in operating efficiencies. Operating profit was reduced by acquisition integration charges of $20 in 2008 compared to charges of $39 in 2007, which reduced the operating margin by 1.1% and 2.4% in 2008 and 2007, respectively. Acquisition integration charges in 2008 and 2007 primarily related to Argo-Tech, PerkinElmer and Cobham. Despite inefficiencies incurred as a result of the Boeing strike, this segment earned a 15.6% operating margin in 2008. The incremental operating margin for 2008 was 23%.

Truck

	2008	2007	Increase (Decrease)
Net sales	$2,251	$2,147	5%
Operating profit	315	357	(12)%
Operating margin	14.0%	16.6%	

Sales of the Truck segment increased 5% in 2008 over 2007. The increase consisted of 2% from organic growth and 3% from foreign exchange. End markets were mixed in 2008, with U.S. markets broadly lower, while certain international markets grew.

Operating profit of $315 in 2008 was 12% lower than 2007, primarily due to operating inefficiencies related to the inability to absorb fixed manufacturing costs resulting from volatile end markets. In spite of end markets for the Truck segment that performed unevenly in 2008, this segment achieved an operating margin of 14.0% in 2008.

Automotive

	2008	2007	Decrease
Net sales	$1,871	$2,142	(13)%
Operating profit	59	234	(75)%
Operating margin	3.2%	10.9%	

The 13% decrease in sales of the Automotive segment in 2008 from 2007 reflected a 15% decrease in sales volume, partially offset by a 2% increase from foreign exchange. In 2008, global automotive markets declined. U.S. markets led the decline, which was partially offset by growth in Asia Pacific and Latin America markets. The North American markets were weak throughout 2008, and Europe, Brazil and China also weakened dramatically during the year. In addition, the strike at a major U.S. automotive supplier was not fully resolved until very late in the second quarter of 2008, further reducing automotive production in the U.S. in 2008. Additionally, due to the economic downturn in the fourth quarter of 2008, automotive markets dropped sharply around the world, with automotive unit production in the fourth quarter declining significantly.

Operating profit decreased 75% in 2008 from 2007, largely due to the decline in sales volume and changes in product mix. The sharp slowdown in end markets in 2008, as well as continued shifts in mix to smaller vehicles in the U.S., resulted in the inability of this business to absorb fixed manufacturing costs, which severely impacted operating profit. The sudden drop in sales volume during the fourth quarter of 2008 created significant additional manufacturing inefficiencies and necessitated significant reductions in personnel. In addition, an action was taken in 2008 to close the Massa, Italy, valve actuation plant, which resulted in a charge of $27. Operating profit was also reduced by acquisition integration charges of $3 in 2008 as compared to $1 in 2007, which reduced operating margin by 0.2% in 2008 and 0.1% in 2007. Acquisition integration charges in 2008 related to Saturn and the engine valve business of Kirloskar Oil Engines Ltd. Charges in 2007 related to Saturn.

On October 1, 2008, Nittan Global Tech Co. Ltd., a joint venture, became operational. The new joint venture will manage the global design, manufacture and supply of engine valves and valve actuation products to Japanese and Korean automobile and engine manufacturers. In addition, during the second half of 2008, several related manufacturing joint ventures were established.

On July 31, 2008, the engine valves business of Kirloskar Oil Engines Ltd. was acquired. This India-based company, which had sales of $5 in 2007, designs, manufacturers and sells intake and exhaust valves for diesel and gasoline engines.

Corporate

Amortization of intangible assets was $161 in 2008 compared to $79 in 2007. The increase reflected amortization of intangible assets associated with recently acquired businesses, primarily the Moeller, Phoenixtec and MGE small systems UPS electrical businesses.

Interest expense was $157 in 2008 compared to $147 in 2007. The increase was primarily due to borrowings to finance recently acquired businesses, primarily the Moeller, Phoenixtec, MGE small systems UPS electrical businesses, and Argo-Tech.

Corporate pension & other postretirement benefit expense was $141 in 2008 compared to $164 in 2007. The decrease was primarily due to the effect of updated actuarial assumptions.

QUARTERLY DATA

	Quarter ended in 2009				Quarter ended in 2008			
	Dec. 31	**Sept. 30**	**June 30**	**March 31**	Dec. 31	Sept. 30	June 30	March 31
(Millions except for per share data)								
Continuing operations								
Net sales	$ 3,131	$ 3,028	$ 2,901	$ 2,813	$ 3,487	$ 4,114	$ 4,279	$ 3,496
Gross profit	890	850	712	639	861	1,150	1,210	964
Percent of net sales	28.4%	28.1%	24.5%	22.7%	24.7%	28.0%	28.3%	27.6%
Income (loss) before income taxes	170	166	30	(63)	136	357	358	289
Income (loss) after income taxes	$ 212	$ 194	$ 31	$ (52)	$ 165	$ 318	$ 337	$ 247
Income from discontinued operation								3
Net income (loss)	212	194	31	(52)	165	318	337	250
Adjustment of net income (loss) for noncontrolling interests	(1)	(1)	(2)	2	(2)	(3)	(4)	(3)
Net income (loss) attributable to common shareholders	$ 211	$ 193	$ 29	$ (50)	$ 163	$ 315	$ 333	$ 247
Net income (loss) per common share – diluted								
Continuing operations	$ 1.25	$ 1.14	$ .17	$ (.30)	$ .98	$ 1.87	$ 2.03	$ 1.62
Discontinued operations								.02
Total	$ 1.25	$ 1.14	$ .17	$ (.30)	$ .98	$ 1.87	$ 2.03	$ 1.64
Net income (loss) per common share – basic								
Continuing operations	$ 1.27	$ 1.16	$ .17	$ (.30)	$ .98	$ 1.90	$ 2.07	$ 1.65
Discontinued operations								.02
Total	$ 1.27	$ 1.16	$ .17	$ (.30)	$ .98	$ 1.90	$ 2.07	$ 1.67
Cash dividends paid per common share	$ .50	$ .50	$ .50	$ .50	$ .50	$ .50	$ .50	$ .50
Market price per common share								
High	$ 67.06	$ 60.65	$ 49.75	$ 53.34	$ 54.58	$ 84.33	$ 96.69	$ 96.18
Low	53.95	40.28	36.04	30.02	38.78	53.77	78.94	77.55

Earnings per common share for the four quarters in a year may not equal full year earnings per share.

Significant non-recurring adjustments included in income (loss) before income taxes are as follows:

	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30	June 30	March 31
Workforce reduction charges	$ (26)	$ (22)	$ (69)	$ (65)				
Acquisition integration charges	(27)	(19)	(15)	(21)	$ (26)	$ (21)	$ (17)	$ (13)
Plant closing charge					(27)			

TEN-YEAR CONSOLIDATED FINANCIAL SUMMARY

(Millions except for per share data)	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Continuing operations										
Net sales	$ 11,873	$ 15,376	$ 13,033	$ 12,232	$ 10,874	$ 9,547	$ 7,796	$ 6,983	$ 7,092	$ 8,103
Income before income taxes	303	1,140	1,055	979	969	756	475	378	257	528
Income after income taxes	$ 385	$ 1,067	$ 973	$ 907	$ 788	$ 633	$ 368	$ 272	$ 158	$ 350
Percent of net sales	3.2%	6.9%	7.5%	7.4%	7.2%	6.6%	4.7%	3.9%	2.2%	4.3%
Income from discontinued operations		3	35	53	22	22	30	23	19	111
Net income	385	1,070	1,008	960	810	655	398	295	177	461
Adjustment of net income for noncontrolling interests	(2)	(12)	(14)	(10)	(5)	(7)	(12)	(14)	(8)	(8)
Net income attributable to common shareholders	$ 383	$ 1,058	$ 994	$ 950	$ 805	$ 648	$ 386	$ 281	$ 169	$ 453
Net income per common share – diluted										
Continuing operations	$ 2.27	$ 6.50	$ 6.38	$ 5.87	$ 5.08	$ 3.99	$ 2.36	$ 1.80	$ 1.07	$ 2.36
Discontinued operations		.02	.24	.35	.15	.14	.20	.16	.13	.76
Total	$ 2.27	$ 6.52	$ 6.62	$ 6.22	$ 5.23	$ 4.13	$ 2.56	$ 1.96	$ 1.20	$ 3.12
Average number of common shares outstanding – diluted	167.9	162.3	150.3	152.9	154.0	157.1	150.5	143.4	141.0	145.2
Net income per common share – basic										
Continuing operations	$ 2.31	$ 6.58	$ 6.51	$ 5.97	$ 5.21	$ 4.10	$ 2.40	$ 1.82	$ 1.08	$ 2.39
Discontinued operations		.02	.24	.35	.15	.14	.21	.17	.14	.77
Total	$ 2.31	$ 6.60	$ 6.75	$ 6.32	$ 5.36	$ 4.24	$ 2.61	$ 1.99	$ 1.22	$ 3.16
Average number of common shares outstanding – basic	166.4	160.2	147.3	150.2	150.2	153.1	147.9	141.2	138.8	143.6
Cash dividends paid per common share	$ 2.00	$ 2.00	$ 1.72	$ 1.48	$ 1.24	$ 1.08	$ .92	$ .88	$ .88	$ .88
Total assets	$ 16,282	$ 16,655	$ 13,430	$ 11,417	$ 10,218	$ 9,075	$ 8,223	$ 7,138	$ 7,646	$ 8,180
Long-term debt	3,349	3,190	2,432	1,774	1,830	1,734	1,651	1,887	2,252	2,447
Total debt	3,467	4,271	3,417	2,586	2,464	1,773	1,953	2,088	2,440	3,004
Eaton shareholders' equity	6,777	6,317	5,172	4,106	3,778	3,606	3,117	2,302	2,475	2,410
Eaton shareholders' equity per common share	$ 40.78	$ 38.28	$ 35.42	$ 28.07	$ 25.44	$ 23.52	$ 20.37	$ 16.30	$ 17.80	$ 17.64
Common shares outstanding	166.2	165.0	146.0	146.3	148.5	153.3	153.0	141.2	139.0	136.6

DIRECTORS AND OFFICERS

As of March 1, 2010

Directors

Todd M. Bluedorn [2,4]

Chief Executive Officer, Lennox International Inc., Dallas, Texas, a global provider of climate control solutions for heating, air conditioning and refrigeration markets

Christopher M. Connor [2,4]

Chairman and Chief Executive Officer, The Sherwin-Williams Company, Cleveland, Ohio, a manufacturer of paint, architectural coatings, industrial finishes and associated supplies

Michael J. Critelli [2,3]

Retired. Former Executive Chairman, Pitney Bowes Inc., Stamford, Conn., a provider of mailstream solutions

Alexander M. Cutler [5*]

Chairman and Chief Executive Officer; President, Eaton Corporation, Cleveland, Ohio, a diversified power management company

Charles E. Golden [1*,3]

Retired. Former Executive Vice President and Chief Financial Officer, Eli Lilly and Company, Indianapolis, Ind., a pharmaceutical company

Ernie Green [1,3]

President and Chief Executive Officer, Ernie Green Industries Inc., Dayton, Ohio, a manufacturer of automotive components

Arthur E. Johnson [1,4]

Retired. Former Senior Vice President, Corporate Strategic Development, Lockheed Martin Corporation, Bethesda, Md., a manufacturer of advanced technology systems, products and services

Ned C. Lautenbach [1,4*]

Advisory Partner, Clayton, Dubilier & Rice, Inc., New York, N.Y., a private equity investment firm specializing in management buyouts

Deborah L. McCoy [2*,3]

Independent consultant. Former Senior Vice President, Flight Operations, Continental Airlines Inc., Houston, Texas, a commercial airline

John R. Miller [2,4]

Chairman of the Board of Cambrex Corporation, East Rutherford, N.J., a life sciences company, and Chairman of the Board of Graphic Packaging Corporation, Marietta, Ga. a provider of paperboard packaging solutions

Gregory R. Page [2,3*]

Chairman and Chief Executive Officer, Cargill Incorporated, Minneapolis, Minn., an international marketer, processor and distributor of agricultural, food, financial and industrial products and services

Victor A. Pelson [1,4]

Retired. Former Executive Vice President, Chairman of the Global Operations Team and Director, AT&T, Basking Ridge, N.J., a provider of telecommunications

Gary L. Tooker [1,4]

Independent consultant. Former Chairman of the Board, Chief Executive Officer and Director, Motorola Inc., Schaumburg, Ill., a manufacturer of electronics equipment

Board Committees

Each of the non-employee directors serves a four-month term on the Executive Committee. Alexander M. Cutler serves a 12-month term as Committee Chair.

January 1, 2010 through April 28, 2010	April 29, 2010 through August 31, 2010	September 1, 2010 through December 31, 2010	January 1, 2011 through April 27, 2011
C. E. Golden	T. M. Bluedorn	C. M. Connor	C. E. Golden
D. L. McCoy	M. J. Critelli	A. E. Johnson	D. L. McCoy
J. R. Miller	E. Green	N. C. Lautenbach	G. L. Tooker
G. L. Tooker	G. R. Page		

1 Audit Committee
2 Compensation and Organization Committee
3 Finance Committee
4 Governance Committee
5 Executive Committee
* Denotes Committee Chair

Elected Officers

Alexander M. Cutler
Chairman and Chief Executive Officer; President

Craig Arnold
Vice Chairman and Chief Operating Officer – Industrial Sector

Richard H. Fearon
Vice Chairman and Chief Financial and Planning Officer

Thomas S. Gross
Vice Chairman and Chief Operating Officer – Electrical Sector

Revathi Advaithi
President–Asia Pacific Region, Electrical

Frank Campbell
President–Europe, Middle East and Africa Region, Electrical

Bradley J. Morton
President–Aerospace Group

Joseph P. Palchak
President–Vehicle Group

William R. VanArsdale
President–Hydraulics Group

Jerry R. Whitaker
President–Americas Region, Electrical

William W. Blausey Jr.
Senior Vice President and Chief Information Officer

William B. Doggett
Senior Vice President–Public and Community Affairs

Scott A. Gray
Senior Vice President–Corporate Quality

William C. Hartman
Senior Vice President–Investor Relations

Curtis J. Hutchins
President–Asia Pacific Region, Eaton

Jeffrey M. Krakowiak
Senior Vice President–Sales and Marketing

James W. McGill
Executive Vice President and Chief Human Resources Officer

Donald J. McGrath Jr.
Senior Vice President–Communications

Mark M. McGuire
Executive Vice President and General Counsel

Kurt B. McMaken
Senior Vice President–Corporate Development and Treasury

John S. Mitchell
Senior Vice President–Taxes

Jeffrey M. Moelich
Senior Vice President–Internal Audit

Thomas E. Moran
Senior Vice President and Secretary

Billie K. Rawot
Senior Vice President and Controller

Craig Reed
Senior Vice President–Supply Chain Management

Yannis P. Tsavalas
President–Europe, Middle East and Africa Region, Eaton

Joseph L. Wolfsberger
Senior Vice President–Environment, Health and Safety

Uday Yadav
Executive Vice President–Eaton Business System

Shareholder Information

Address	Eaton Corporation, Eaton Center, 1111 Superior Avenue, Cleveland, OH 44114-2584 216.523.5000 www.eaton.com
Annual Meeting	The company's 2010 annual meeting of shareholders will be held at 10:30 a.m. Eastern Time, on Wednesday, April 28, 2010, at Eaton Center, 1111 Superior Avenue, Cleveland, OH. Formal notice of the meeting, a proxy statement and proxy form will be mailed to each shareholder of record on or about March 19, 2010.
Online Delivery	Eaton Shareholders can now sign up for electronic delivery of the Proxy Statement and Annual Report to Shareholders, as well as online proxy voting. Use this link to register for online delivery of your proxy materials: http://enroll.icsdelivery.com/etn.
Annual Report on Form 10-K and Other Financial Reports	Any shareholder may obtain at no charge a copy of Eaton's Annual Report on Form 10-K for 2009, as filed with the Securities and Exchange Commission, upon written request to the Investor Relations Office at the Eaton Corporation address shown above. The Annual Report on Form 10-K and other public financial reports are also available on Eaton's Web site at www.eaton.com.
Annual Certifications	The most recent certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 were filed as Exhibits 31.1 and 31.2 to Eaton's Annual Report on Form 10-K for 2009. Additionally, Eaton submitted to the New York Stock Exchange its 2009 Chief Executive Officer Certification regarding Eaton's compliance with the corporate governance listing standards of the Exchange.
Quarterly Financial Releases	Eaton's financial results are available approximately two weeks after the end of each quarter. Releases are available on Eaton's Web site at www.eaton.com. Copies may also be obtained by calling 216.523.4254.
Common Shares	Listed for trading: New York and Chicago stock exchanges (Ticker Symbol: ETN)
Annual Report to Shareholders	Eaton Corporation's 2009 Annual Report to Shareholders is available online at www.eaton.com/annualreport.
Transfer Agent, Registrar, Dividend Disbursement Agent and Dividend Reinvestment Agent	BNY Mellon Shareowner Services First Class/Registered Mail: P.O. Box 358015, Pittsburgh, PA 15252-8015 Courier Packages: 480 Washington Boulevard, Jersey City, NJ 07310-1900 Toll-free: 888.597.8625 201.680.6578 (outside the U.S.) TDD: 800.231.5469 (hearing-impaired inside the U.S.) TDD: 201.680.6610 (hearing-impaired outside the U.S.) BNY Mellon Shareowner Services may also be contacted via its Web site at www.bnymellon.com/shareowner/isd.
Dividend Reinvestment and Direct Stock Purchase Plan	A dividend reinvestment plan is available at no charge to shareholders of record of Eaton Common Shares. Through the plan, shareholders of record may buy additional shares by reinvesting their cash dividends or investing additional cash up to $60,000 per year. Also, new investors may buy Eaton shares under this plan. Interested shareholders of record or new investors should contact BNY Mellon Shareowner Services, as shown above.
Direct Deposit of Dividends	Shareholders of record may have their dividends directly deposited to their bank accounts. Interested shareholders of record should contact BNY Mellon Shareowner Services, as shown above.
Investor Relations Contact	Investor inquiries may be directed to Eaton at 888.328.6647.
Charitable Contributions	A report of Eaton's charitable contributions is available on Eaton's Web site at www.eaton.com.



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Eaton Corporation
Eaton Center
1111 Superior Avenue
Cleveland, OH 44114
www.eaton.com